UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2025

HYATT HOTELS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34521	20-1480589
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 North Riverside Plaza, Chicago, IL 60606

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 750-1234

Former Name or Former Address, if Changed Since Last Report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, $0.01 par value	H	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On February 10, 2025, a Schedule TO-C was filed by Hyatt Hotels Corporation (“Hyatt”) relating solely to preliminary communications made before the commencement of a tender offer for the outstanding ordinary shares of Playa Hotels & Resorts N.V. (“Playa”) by HI Holdings Playa B.V., a wholly owned subsidiary of Hyatt (the “original Schedule TO-C”). The original Schedule TO-C when filed through the EDGAR filing system inadvertently did not include Playa as the Subject Company. This Schedule TO-C is being re-filed solely to include Playa as the Subject Company.

Item 1.01	Entry into a Material Definitive Agreement.

Purchase Agreement

On February 9, 2025, Hyatt Hotels Corporation (“Hyatt”), a Delaware corporation, entered into a Purchase Agreement (the “Purchase Agreement”) with Playa Hotels & Resorts N.V. (“Playa”), a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Hyatt (“Buyer”).

Initial Offer, Duration and Expiration Time

Pursuant to the Purchase Agreement, Buyer will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares, par value EUR 0.10 per share, of Playa (the “Shares”) at a cash price of $13.50 per Share (the “Offer Consideration”), without interest and subject to any required tax withholding. The Offer will remain open until 9:00 a.m. (New York City time) on the day that is

•	21 business days from the commencement of the Offer; or

•	six business days after the date of the extraordinary general meeting of the shareholders of Playa discussed below (the “EGM”),

whichever is later, unless the Offer is extended. The time at which the Offer expires (taking into account any extensions) is referred to as the “Expiration Time.”

Subsequent Offering Period; Corporate Reorganization

If the conditions to the settlement of the Offer are satisfied, Buyer will commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the Expiration Time. Pursuant to the Subsequent Offering Period, Buyer will offer to purchase additional Shares at the Offer Consideration, without interest and subject to any required tax withholding, for a period of five business days.

It is expected that, promptly following settlement of the Subsequent Offering Period (the “Subsequent Closing”), Playa will become an indirect wholly owned subsidiary of Hyatt through a corporate reorganization involving Playa and its subsidiaries. Accordingly, Playa will no longer be a publicly traded company, the listing of the Shares on NASDAQ will be terminated and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Playa’s reporting obligations with respect to the Shares.

The corporate reorganization will be implemented by means of a Dutch legal triangular merger (juridische driehoeksfusie) of Playa with and into a newly formed indirect subsidiary of Playa, together with a share exchange and cancellation transaction. Upon completion, each Playa shareholder that did not tender its Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will have received an amount in cash, without interest and subject to any required tax withholding, equal to the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to the corporate reorganization.

Conditions to the Offer

Buyer’s obligation to purchase Shares pursuant to the Offer is subject to the satisfaction or waiver of various usual and customary conditions, including:

•

The tendering of a sufficient number of Shares to enable Buyer to acquire, together with the Shares it currently holds, at least eighty percent (80%) of the Shares (the “Minimum Condition”) at the settlement of the Offer (and prior to any Subsequent Offering Period) (the “Closing”). Under certain circumstances, Buyer may reduce the Minimum Condition to seventy-five percent (75%) of the Shares.

•

The receipt of required approvals relating to anti-competition filings, or the expiration or termination of their respective waiting periods, including any extensions (collectively, the “Required Approvals”). Hyatt, Buyer and Playa have agreed to use their respective reasonable best efforts to obtain the Required Approvals.

•

The adoption of resolutions by shareholders of Playa at the EGM (or a subsequent EGM) approving certain transactions relating to the Offer and appointing Buyer designees to, and removal of certain other directors from, the Playa board of directors (the “Playa Board”) effective upon the Closing (the “Shareholder Approval”). The Shareholder Approval will include authority to conduct the corporate reorganization following the Subsequent Closing described above.

Extensions of the Offer

If, at any then-scheduled expiration time, any conditions of the Offer have not been satisfied or waived by Buyer, Buyer must, subject to certain exceptions, extend the Offer in consecutive periods of up to ten business days in order to permit the satisfaction of such conditions.

If Buyer determines at any then-scheduled expiration time that the conditions of the Offer are not reasonably likely to be satisfied within a ten business day extension period, then Buyer may choose to extend the Offer for up to 20 business days instead.

Buyer is not required to extend the Offer beyond October 9, 2025. In addition, if the only unmet conditions are the Minimum Condition and certain conditions relating to shareholder approvals or that can otherwise only be satisfied at the Closing, Buyer may extend the Offer on more than three occasions.

Committed Debt Financing

Hyatt has obtained committed debt financing from Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC to support the Offer. The Offer is not subject to any financing condition.

Support Agreements

In connection with the Offer, each of Playa’s executive officers and certain of its directors, who in aggregate control approximately 9.8% of the Shares, entered into tender and support agreements with Playa in their respective capacities as Playa shareholders. Under those agreements, each such shareholder has agreed, among other things, to tender its Shares in the Offer and to vote in favor of the adoption of certain shareholders’ resolutions at the EGM. The tender and support agreements also contain certain Share transfer restrictions. The tender and support agreements will terminate upon the Closing or an earlier termination of the Purchase Agreement.

Representations, Warranties and Covenants

The Purchase Agreement contains customary representations, warranties and covenants of Hyatt, Buyer and Playa, including a covenant requiring Playa to operate its business and that of its subsidiaries in the ordinary course consistent with past practice.

Alternative Acquisition Proposals; Board Recommendation

Playa has agreed to cease all existing, and to not solicit or initiate, discussions with third parties regarding, alternative proposals to acquire, or enter into similar transactions involving, Playa (each, an “Alternative Acquisition Proposal”).

Subject to certain exceptions, the Playa Board is not permitted to, among other things:

•	withhold, withdraw, qualify, amend or modify its recommendation to its shareholders to accept the Offer and to vote in favor of the Shareholder Approval (the “Playa Board Recommendation”);

•	recommend, adopt or approve any Alternative Acquisition Proposal, or submit any Alternative Acquisition Proposal to a vote of Playa’s shareholders;

•	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

•

fail to publicly recommend against any Alternative Acquisition Proposal or fail to timely reaffirm the Playa Board Recommendation upon certain specified events (any such action in this paragraph an “Adverse Recommendation Change”);

•	approve, recommend, authorize or allow Playa or any of its subsidiaries to enter into any agreement relating to any Alternative Acquisition Proposal; or

•	publicly propose to approve, recommend or allow any of the foregoing.

Contemplated Corporate Governance

As of the Closing, the Playa Board will consist of no more than seven directors, (i) two of whom will be independent non-executive directors mutually designated by Playa and Buyer and (ii) the remainder of whom will be designated by Hyatt and Buyer.

Treatment of Playa Equity Awards

The Purchase Agreement provides for the following treatment of Playa equity awards upon the payment by Buyer for all Shares tendered in the Offer prior to the Expiration Time:

•	Each:

•	restricted share issued by Playa that remains subject to one or more vesting conditions (each a “Playa Restricted Share”) and

•	restricted stock unit issued by Playa that remains subject to one or more vesting conditions (each, a “Playa RSU”),

held by any non-executive director of Playa and certain non-continuing employees to be determined by Hyatt will become fully vested and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Shares subject to such award of Playa Restricted Shares or Playa RSUs as of immediately prior to the Closing. Each Playa Restricted Share that vests based on achievement of one or more performance goals will vest at either (i) target performance or (ii) the greater of actual and target performance, in accordance with the applicable award agreement memorializing such Playa Restricted Share.

•

Each award of Playa Restricted Shares and each award of Playa RSUs that is unvested (after taking into consideration the accelerated vesting described above) and that remains issued and outstanding as of immediately prior to the Closing (each a “Continuing Award”) will be assumed by Hyatt and converted into a corresponding award of restricted stock units covering a number of shares of Hyatt common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying:

•

the total number of unvested Shares subject to the applicable Continuing Awards (with the number of Shares subject to each Playa Restricted Share based on achievement of one or more performance goals based on either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Playa Restricted Share) by

•

the quotient of (a) the average closing price per share for Playa ordinary shares, as reported on NASDAQ and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing, divided by (b) the average closing price per share for Hyatt common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing (each resulting award covering Hyatt common stock, an “Assumed Award”).

Such Assumed Awards will continue to have, and be subject to, the same vesting and other terms and conditions as were applicable to the corresponding Continuing Awards as of immediately prior to the Closing, except that if the holder of an Assumed Award is terminated without “cause” or upon termination of employment by the Assumed Award holder for “good reason,” either (i) within 12 months following the Closing for any such Assumed Award holder who is not part of a group of certain identified Playa employees or (ii) within 24 months following the Closing for any such Assumed Award holder who is a part of a group of certain identified Playa employees, in either case such holder’s Assumed Awards will, upon effectiveness of a release and waiver, immediately vest in full.

Termination Rights

The Purchase Agreement contains certain termination rights, including:

•	the right of Playa or Hyatt to terminate the Purchase Agreement:

•	if the Offer is not consummated on or before 11:59 p.m. (New York City time) on October 9, 2025; or

•	if the other party breaches its representations, warranties or covenants in a material way that cannot be timely cured and results in any Offer condition not being satisfied;

•

the right of Playa to terminate the Purchase Agreement to accept a superior proposal for an alternative acquisition transaction (a “Superior Proposal”), provided that Playa did not materially breach its non-solicitation obligations in respect of such Superior Proposal; and

•	the right of Hyatt to terminate the Purchase Agreement:

•	following an Adverse Recommendation Change;

•	due to a willful breach by Playa of its non-solicitation covenants; or

•	if Shareholder Approval has not been obtained.

Upon termination of the Purchase Agreement, Playa has agreed to pay Hyatt a termination fee of $56,323,547 under specified circumstances, including a termination by Playa to enter into an agreement for a Superior Proposal, a termination by Hyatt following an Adverse Recommendation Change or Playa’s willful breach of its non-solicitation obligations, and, in the event that an Alternative Acquisition Proposal is made public prior to a termination for certain specified reasons and, within 12 months of such termination, Playa consummates or enters into an agreement with respect to certain alternative transactions.

Playa has also agreed to reimburse Hyatt and Buyer for up to $8 million of their reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the transactions contemplated by the Purchase Agreement if the Purchase Agreement is terminated:

•

by Hyatt or Playa, prior to the Minimum Condition being satisfied or the Shareholder Approval having been obtained, due to failure of the Closing to have occurred by 11:59 p.m. (New York City time) on October 9, 2025 or expiration of the Offer and all required extensions thereof; or

•	by Hyatt due to the Shareholder Approval not having been obtained at the EGM.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Hyatt, Buyer and Playa. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Playa’s or Hyatt’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On February 10, 2025, Hyatt issued a press release announcing the Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

The information in Item 7.01 of this report (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Purchase Agreement, dated as of February 9, 2025, by and between Hyatt Hotels Corporation, HI Holdings Playa B.V. and Playa Hotels & Resorts N.V.*

99.1	Hyatt Hotels Corporation Press Release, dated February 10, 2025

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL Document.

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hyatt agrees to furnish supplementally a copy of any such schedule or exhibit to the U.S. Securities and Exchange Commission (the “SEC”) upon request.

Additional Information and Where to Find It

The tender offer for the ordinary shares of Playa referenced in this Form 8-K has not yet commenced. This Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of Playa or any other securities, nor is it a substitute for the tender offer materials that Buyer will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, Buyer will file with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and thereafter Playa will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. Playa also intends to file with the SEC a proxy statement in connection with an extraordinary general meeting of shareholders of Playa, at which the Playa shareholders will vote on certain proposed resolutions (the “EGM Proposals”) in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each Playa shareholder entitled to vote at the extraordinary general meeting. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PLAYA’S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PLAYA’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of Playa’s ordinary shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by the Buyer with the SEC will also be available free of charge on Hyatt’s Investor Relations site at investors.hyatt.com or by contacting Hyatt’s investor relations department at investorrelations@hyatt.com. Copies of the documents filed by Playa with the SEC will also be available free of charge on Playa’s website at investors.playaresorts.com or by contacting Playa’s investor relations department at ir@playaresorts.com. In addition, Playa shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Participants in the Solicitation

Playa, its directors and executive officers and other members of its management and employees, as well as Hyatt and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Playa’s shareholders in connection with the EGM Proposals. Information about Playa’s directors and executive officers and their ownership of Playa’s ordinary shares is set forth in the proxy statement for Playa’s 2024 annual general meeting of shareholders, which was filed with the SEC on April 22, 2024. Information about Hyatt’s directors and executive officers is set forth in the proxy statement for Hyatt’s 2024 annual meeting of shareholders, which was filed with the SEC on April 4, 2024. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Playa’s directors and executive officers in the transaction, which may be different than those of Playa’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Forward-Looking Statements

This communication and the exhibits attached hereto contain certain “forward-looking statements,” which statements are not historical facts, relating to Hyatt, Playa and the proposed acquisition. These statements include, but are not limited to: statements about the proposed acquisition and the expected timeline for completing the acquisition; approvals of the acquisition; ability to consummate and finance the acquisition; method of financing the acquisition;

integration of the acquisition; future operations or benefits; future business and financial performance; and outcomes of the proposed acquisition involve known and unknown risks that are difficult to predict. Words such as “anticipate,” “believe,” “estimate,” “expect,” “seek,” “likely,” “forecast,” “estimate,” “continue,” “intend,” “may,” “could,” “plan,” “project,” “predict,” “should,” “would,” “will” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify such forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions available to us as of the date the statements are made, which are inherently uncertain.

Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements due to various known and unknown risks and uncertainties. Factors that may cause actual results, performance or achievements to differ materially from current expectations include, but are not limited to: the effects that the announcement or pendency of the proposed acquisition may have on us, Playa and our respective business and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we or they do business; inability to obtain required regulatory or government approvals or to obtain such approvals on satisfactory conditions; inability to obtain sufficient shareholder tender of Playa ordinary shares, shareholder approval or to satisfy other closing conditions; inability to obtain financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; the effects that any termination of the definitive agreement may have on us or our business; failure to successfully complete the proposed acquisition; legal proceedings that may be instituted related to the proposed acquisition; significant and unexpected costs, charges or expenses related to the proposed acquisition; risks associated with potential divestitures, including of Playa real estate or business; ability or failure to successfully integrate the acquisition with existing operations; ability to realize anticipated synergies or obtain the results anticipated; general economic uncertainty in key global markets and a worsening of global economic conditions or low levels of economic growth; the financial condition of, and our and Playa’s relationships with, third-party owners, franchisees, and hospitality venture partners; the possible inability of third-party owners, franchisees, or development partners to access the capital necessary to fund current operations or implement our plans for growth; our ability to successfully execute our strategy to expand our management and hotels services and franchising business while at the same time reducing Playa’s real estate asset base within targeted timeframes and at expected values; our and Playa’s ability to maintain effective internal control over financial reporting and disclosure controls and procedures; declines in the value of real estate assets; unforeseen terminations of management and hotels services or franchise agreements; risks associated with changing, or the introduction of new, brand concepts, including lack of acceptance of different or new brands or innovation; general volatility of the capital markets and our ability to access such markets; changes in the competitive environment in our industry, industry consolidation, and the markets where we and Playa operate; violations of regulations or laws related to our or Playa’s franchising businesses, licensing businesses or international operations; and other risks discussed in our filings with the SEC, including our most recently filed annual report on Form 10-K and subsequent quarterly reports filed on Form 10-Q, which filings are incorporated herein by reference and available from the SEC’s website at www.sec.gov, and in other documents that we may file with or furnish to the SEC. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this Form 8-K. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements or otherwise, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYATT HOTELS CORPORATION

/s/ Joan Bottarini
Joan Bottarini
Date: February 10, 2025	Executive Vice President, Chief Financial Officer

Exhibit 2.1

PURCHASE AGREEMENT

dated as of

February 9, 2025

by and among

HYATT HOTELS CORPORATION,

HI HOLDINGS PLAYA B.V.

and

PLAYA HOTELS & RESORTS N.V.

xii

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

Annex I – Offer Conditions

Exhibit A – Form of Triangular Merger Deed

Exhibit B-1 – Form of Triangular Merger Proposal

Exhibit B-2 – Form of Triangular Merger Notes

iii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) dated as of February 9, 2025, is made by and among Hyatt Hotels Corporation, a Delaware corporation (“Parent”), HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands and a wholly-owned Parent Subsidiary (“Buyer”), and Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (the “Company”).

WHEREAS, Parent and Buyer desire that Buyer acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors (bestuur) of the Company (the “Company Board”) has (i) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of this Agreement and the Transactions and the execution, delivery and performance of the Company’s obligations under this Agreement and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, to support the Offer and the other Transactions and to recommend acceptance of the Offer by the Company’s shareholders and to recommend that the Company’s shareholders vote in favor of approval and adoption of the matters set forth in Section 2.04(a);

WHEREAS, the board of directors of Parent and Buyer have each unanimously determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are in the best interests of Parent and Buyer, respectively, and have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer shall commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition) and all of the issued and outstanding ordinary shares, par value €0.10 per share, of the Company (collectively, the “Shares”) in exchange for $13.50 per Share, in cash, without interest (the “Offer Consideration”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of and inducement to Parent’s and Buyer’s willingness to enter into this Agreement, the executive officers and certain of the directors of the Company are executing and delivering tender and support agreements to the Company (the “Tender and Support Agreements”) pursuant to which those shareholders, among other things, agree with the Company to tender all Shares beneficially owned by them or their controlled Affiliates to Buyer in response to the Offer; and

WHEREAS, Parent, Buyer and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“2025 Annual General Meeting” means the General Meeting within the meaning of Section 2:108(1) of the DCC convened for purposes of, among other matters, adopting the Company’s statutory annual accounts over the financial year 2024.

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 5.02(b)(i).

“Acceptance Time” shall have the meaning set forth in Section 2.01(b).

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether or not brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Adverse Recommendation Change” shall have the meaning set forth in Section 5.02(d).

“Affiliate” means with respect to a Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For the purposes of this definition, the term “control” (including the correlative terms “controls”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.02(d).

“Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or “group” (as defined in or under Section 13d-3 promulgated under the 1934 Act) (other than Parent or its Subsidiaries or Affiliates) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company or any Company Subsidiary that would result in any such Person or group beneficially owning

(within the meaning of Rule 13d-3 promulgated under the 1934 Act), after giving effect to the consummation thereof, more than twenty percent (20%) of the outstanding equity securities of the Company, (b) any sale, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or other transaction having a similar economic effect) to such Person or group of any of the Company’s or any Company Subsidiary’s assets (including stock or other ownership interests of the Company Subsidiaries) representing more than twenty percent (20%) of the assets of the Company and the Company Subsidiaries on a consolidated basis (as determined on a fair market value basis), (c) any issuance, sale or other disposition by the Company (including by way of merger, consolidation, share exchange, joint venture, or any transaction having a similar economic effect) of securities (or options, rights or warrants to purchase, or other securities convertible into or exercisable or exchangeable for, such securities) to any such Person or group, after giving effect to the consummation thereof, representing more than twenty percent (20%) of the outstanding equity securities of the Company or (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) of more than twenty percent (20%) of the outstanding equity securities of the Company, after giving effect to the consummation thereof; provided, however, that the term “Alternative Acquisition Proposal” shall not include the Transactions or the other transactions involving the Parties contemplated by this Agreement.

“Alternative Financing” shall have the meaning set forth in Section 7.07(c).

“Ancillary Agreement” shall mean each of the documents, certificates, instruments, deeds and agreements contemplated as being delivered in connection with this Agreement or the Transactions, but excluding any documents, certificates, instruments, deeds and agreements to the extent delivered, or to be delivered, in connection with any Requested Transactions directed by Parent.

“Anti-Corruption Laws” means all Laws dealing with bribery or corruption, including, to the extent applicable to a Person, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions.

“Anti-Takeover Measure” shall have the meaning set forth in Section 3.23.

“Antitrust Investigation” shall have the meaning set forth in Section 7.01(c).

“Antitrust Laws” means the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any jurisdiction other than Mexico.

“Assumed Awards” shall have the meaning set forth in Section 2.03(b).

“Back-End Threshold” shall have the meaning set forth in Section 2.04(a)(ii).

“Back-End Transaction” shall have the meaning set forth in Section 2.07(b).

“Back-End Transaction Resolutions” means the resolutions described in Section 2.04(a)(ii).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands or New York, New York, United States are authorized or required by applicable Law to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Directors” shall have the meaning set forth in Section 2.05(a).

“Buyer Shares” shall have the meaning set forth in Section 4.07.

“Cancellation” means the cancellation (intrekking) of all New TopCo A Shares issued and outstanding as of the Cancellation Effective Time, subject to the Loan having been made, and cash under such Loan having been made available, by Buyer to New TopCo pursuant to Section 2.07(b), pursuant to a resolution of the general meeting of New TopCo, whereby each such New TopCo A Share is cancelled against repayment of the nominal value of such New TopCo A Share (i.e., $0.01) plus a distribution in the amount of $13.49, such that each holder of New TopCo A Shares (determined as of the Cancellation Effective Time) receives cash in an amount equal to the Offer Consideration multiplied by the number of New TopCo A Shares then held by such holder (without interest, subject to withholding pursuant to Section 2.10).

“Cancellation Effective Time” means 00:30 CET on the Merger Effective Date.

“CapEx Plan” shall have the meaning set forth in Section 5.01(f).

“CET” means Central European Time (or Central European Summer Time, if the Triangular Merger Deed is executed on a date when daylight savings time is in effect in The Netherlands) on the Merger Effective Date.

“Chosen Courts” shall have the meaning set forth in Section 9.07.

“Clarification Request” shall have the meaning set forth in Section 5.02(b).

“Closing” shall have the meaning set forth in Section 2.01(b).

“Closing Date” shall have the meaning set forth in Section 2.01(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Terms” shall have the meaning set forth in Section 7.07(c).

“Company” shall have the meaning set forth in the Preamble.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Common Stock” shall have the meaning set forth in Section 3.05(a).

“Company Contracts” shall have the meaning set forth in Section 3.19.

“Company Disclosure Documents” shall have the meaning set forth in Section 3.08(a).

“Company Equity Awards” means the Company Restricted Shares and Company RSUs.

“Company Equity Plan” means the Company’s 2017 Omnibus Incentive Plan, as amended and restated from time to time.

“Company Foreign Benefit Plan” shall have the meaning set forth in Section 3.15(j).

“Company Material Adverse Effect” means an Event that, individually or in the aggregate with other Events, (a) has had a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole or (b) prevents or materially impairs the ability of the Company to consummate the Offer; provided, however, that for purposes of prong (a) of this definition, except as provided in the final proviso of this definition, no Event, to the extent relating to or arising from any of the following, shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect: (i) the announcement, negotiation, pendency or consummation of the Transactions (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees) (provided that, the exception in this clause (i) shall not apply for purposes of the representations or warranties contained in Section 3.04 of this Agreement or any condition to Closing in Paragraph (C) of Annex I to the extent related thereto); (ii) general business, economic or political conditions in the United States, The Netherlands, Jamaica, the Dominican Republic, Mexico or any other country or region in the world in which the Company or any Company Subsidiary conducts business or conditions in the global economy in general; (iii) any Event generally affecting any financial, debt, credit, capital, banking or securities markets or conditions, including any disruptions thereof and any decline in the price of any security or any market index and any changes in interest rates or foreign exchange rates; (iv) any Event that generally affects the industries or segments thereof in which the Company or any Company Subsidiary operates, including any change in regulatory conditions or change in applicable Laws or changes in the interpretation of such regulatory conditions or applicable Laws by Governmental Authorities; (v) any action requested by Parent or Buyer in writing or that is otherwise required to be taken by, or the failure to take any action prohibited by, this Agreement (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships, any loss of employees, the Requested Transactions or any other act or Event arising from any action taken under Section 2.09); (vi) any failure to meet projections, forecasts or revenue or earning predictions for any period (it being understood that the underlying facts and circumstances giving rise to any such failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur); (vii) any change in accounting requirements or principles required by GAAP, Title 9 of Book 2 of the DCC or International Financial Accounting Standards (or the interpretation of the foregoing) or required by any change in applicable Laws after the date of this Agreement; (viii) any changes in Laws or tariffs issued by any Governmental Authority after the date of this Agreement; (ix)

natural disasters or acts of nature; or (x) any national or international political, military or social conditions or changes in social or labor conditions or disruption, destruction or material damage to any material infrastructure, including (A) civil unrest, protests and public demonstrations and any responses thereto, (B) the engagement by the United States or any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, including any ongoing conflict, and in each case, any escalations thereof, acts of armed hostility, sabotage, cyberattacks or other international or national calamity or any material worsening or escalation of such conditions, (C) the occurrence or the escalation of any military or terrorist attack upon the United States, Mexico, the Dominican Republic, Jamaica or any other country, or any of the territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, Mexico, the Dominican Republic or Jamaica or any other country, (D) any declaration by a Governmental Authority of a national emergency, (E) any flood, earthquake, hurricane or other natural disaster, weather-related conditions, explosions or fires in any country or region in the world, (F) any actual or potential sequester, stoppage, shutdown, default or similar Event by or involving any Governmental Authority, (G) any actual or potential break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or countries from, or suspension or termination of its or their membership in, any such political or economic union or (H) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any applicable Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other similar governmental body or other industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law pronouncement, or guideline or interpretation thereof following the date of this Agreement or any material worsening of such conditions existing as of the date of this Agreement; provided further, that any Event arising out of or attributable to matters described in any of subclauses (ii)-(iv), (vii), (viii) or (x) (other than (x)(E)) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such Event disproportionately affects the Company and the Company Subsidiaries, taken as a whole, as compared with other companies operating in the same industry or industries and markets in which the Company and the Company Subsidiaries operate.

“Company Organizational Documents” means the articles of association (statuten) and bylaws (reglementen), or equivalent organizational documents, operating agreements, limited liability or limited company agreements or partnership agreements, or similar organizational agreements, of the Company and the Company Subsidiaries, as applicable, as amended and in effect on the date of this Agreement.

“Company Plan” means (i) each employee benefit plan (as defined in Section 3(3) of ERISA or any similar plan subject to Laws of a jurisdiction outside of the United States), (ii) each employment, consulting or other service agreement or arrangement and (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, stock option, restricted stock or other incentive or compensatory equity or equity-based, savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit or other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation, benefits or perquisites to any current or former Company Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any liability or obligation (whether fixed or contingent), in each case other than any such plan or agreement that is statutorily mandated and is implemented, administered or operated by any Governmental Authority.

“Company Properties” shall have the meaning set forth in Section 3.12.

“Company Recommendation” shall have the meaning set forth in Section 3.02(b).

“Company Related Party” shall have the meaning set forth in Section 9.13.

“Company Restricted Share” means a restricted share issued by the Company pursuant to the Company Equity Plan, subject to one or more vesting conditions.

“Company RSU” means a restricted share unit issued by the Company pursuant to the Company Equity Plan, pursuant to which the holder has a contractual right to receive Shares following the vesting of such restricted share unit.

“Company SEC Reports” shall have the meaning set forth in Section 3.07(a).

“Company Service Provider” means an officer, employee, individual consultant or individual independent contractor (including for clarity, any such consultant or independent contractor providing services through a sole proprietorship or engaged through an entity wholly-owned and operated by such individual), leased or temporary employee, manager or director of the Company or any Company Subsidiary.

“Company Shareholder Agreement” means the Shareholders Agreement, dated as of May 31, 2018, by and among the Company, JCSD Trustee Services Limited and X Fund Properties Limited.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Termination Compensation” means an amount in cash equal to $56,323,547.

“Compliant” means, with respect to the Required Financial Information, that such Required Financial Information (i) does not contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Financial Information, in light of the circumstances under which the statements contained in the Required Financial Information are made, not misleading and (ii) otherwise satisfies the requirements in the definition of “Required Financial Information” at the times required by the regulations referred to therein and is sufficient for the delivery of customary comfort letters (including “negative assurance” comfort and change period comfort) in connection with the offerings of debt securities contemplated by the Debt Commitment Letter.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.07.

“Continuing Awards” shall have the meaning set forth in Section 2.03(b).

“Continuing Employee” shall have the meaning set forth in Section 6.02(a).

“Contract” means all contracts, notes, bonds, mortgages, loans, indentures, guarantees, legally binding letters of intent, purchase orders, legally binding memoranda of understanding, legally binding agreements, legally binding arrangements, leases and subleases (including leases and subleases of real property), licenses, legally binding commitments and other legally binding undertakings.

“Covered Company Executive” shall have the meaning set forth in Section 2.03(b).

“Data Partners” shall have the meaning set forth in Section 3.13(e).

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek).

“Debt Commitment Letter” shall have the meaning set forth in Section 4.06.

“Debt Documents” shall have the meaning set forth in Section 7.07(c).

“Debt Financing” shall have the meaning assigned to such term in the definition of “Debt Financing Sources.”

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with any debt financing in connection with the Transactions (such financing, the “Debt Financing”), including the lender parties, underwriters, initial purchasers, placement agents or noteholders to any commitment letters, joinder agreements, engagement letters, indentures or credit agreements entered into pursuant or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Designated Director” shall have the meaning set forth in the Company Shareholder Agreement.

“Discharge Resolutions” shall have the meaning set forth in Section 2.04(a)(iii).

“Disclosure Schedules” means the disclosure schedules, dated the date of this Agreement, regarding this Agreement that have been provided by the Company to Parent and Buyer concurrently with the execution of this Agreement.

“DWHT Request” shall have the meaning set forth in Section 7.08.

“Economic Sanctions/Trade Laws” means all Laws relating to the importation of goods, export controls and trade embargoes, and economic and financial sanctions (including those related to Sanctions Targets) administered or enforced by the United States, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom. For the avoidance of doubt, Economic Sanctions/Trade Laws include (i) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, or regulations of the United States Treasury Department Office of Foreign Assets Controls (“OFAC”), the Export Administration Regulations (“EAR”) maintained by the United States Commerce Department’s Bureau of Industry and Security, or any export control Law applicable to United States-origin goods, or any enabling legislation or executive order relating to any of the above, (ii) any United States sanctions related to or administered by the United States Department of State and (iii) any sanctions measures or embargos imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union.

“EGM” shall have the meaning set forth in Section 2.04(a).

“EGM Materials” shall have the meaning set forth in Section 2.04(b).

“End Date” shall have the meaning set forth in Section 8.01(b)(i).

“Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at Law or in equity.

“Environmental Laws” means any applicable Laws in effect on or prior to the Closing Date concerning pollution or the protection of the environment, or the Release, treatment, storage, transportation or remediation of any Hazardous Substances, or the exposure of Persons to any Hazardous Substances.

“Equity Securities” of any Person means, as applicable (i) any and all of its shares of capital stock, membership interests, partnership units, units of participation or other equity interests or share capital, (ii) any warrants, contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights, compensatory equity or equity-based awards or other similar rights with respect to such Person or its business.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 3.15(d).

“Event” means an effect, event, state of facts, change, development, circumstance, condition or occurrence.

“Exchange Ratio” means the quotient of (a) the average closing price per share for Company Common Stock, as reported on NASDAQ and by Bloomberg L.P., for the twenty (20) trading dates ending on the trading day immediately preceding the Closing Date, divided by (b) the average closing price per share for Parent Shares, as reported on NYSE and by Bloomberg L.P., for the twenty (20) trading days ending on the trading day immediately preceding the Closing Date.

“Excluded Transactions” means the transactions which require the approval of the Independent Directors pursuant to Section 2.05(f).

“Expense Reimbursement” shall have the meaning set forth in Section 8.03(c).

“Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Franchise Agreement” means each Contract which is a franchise agreement or license agreement entered into by Company or any Company Subsidiary pursuant to which such Company or Company Subsidiary has the right to use a brand and related products owned by a third party, and each amendment and guaranty and other material agreement with respect thereto.

“GAAP” means United States Generally Accepted Accounting Principles, as in effect on the date of this Agreement.

“General Meeting” means the Company’s general meeting (algemene vergadering).

“Good Reason” shall have the meaning set forth in Section 2.03(b).

“Governance Resolutions” shall have the meaning set forth in Section 2.04(a)(iv).

“Governmental Authority” means any supranational, foreign, domestic, federal, territorial, state, provincial or local governmental authority, instrumentality, court, commission, tribunal or organization, or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing or any arbitral body or arbitrators thereon.

“Hazardous Substance” means any substances, wastes or materials that are listed, regulated or defined under any applicable Environmental Law.

“Indemnification Agreements” shall have the meaning set forth in Section 6.01(a).

“Indemnified Party” shall have the meaning set forth in Section 6.01(a).

“Indemnifying Party” shall have the meaning set forth in Section 6.01(a).

“Independent Director” shall have the meaning set forth in Section 2.05(a).

“Initial Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Intellectual Property Rights” means all rights with respect to any and all of the following, as they exist anywhere in the world: (i) all issued patents and pending patent applications and invention disclosures, including all amendments, certificates of correction, reissues, re-examinations, divisionals, renewals, extensions, provisionals, non-provisionals, continuations and continuations-in-part thereof, (ii) published and unpublished works of authorship, copyrights therein and thereto (including copyrights in software, source code, object code, development documentation, programming tools, drawings, specifications and data), and all registrations and applications for any of the foregoing, including all renewals, extensions, restorations and reversions thereof, (iii) trademarks, service marks, trade dress and trade names and other indicia of origin or source, and applications and registrations for the foregoing, in each case, together with all goodwill associated therewith, (iv) rights in trade secrets and in other proprietary or confidential information, which may include know-how, inventions, discoveries and ideas, including financial, business, scientific, technical, economic and engineering information, patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, codes, schematics, databases, drawings, models, methodologies, and customer lists, whether tangible or intangible and whether stored, compiled or memorialized physically, electronically, graphically, photographically or in writing (“Trade Secrets”) and (v) rights in internet domain names and social media identifiers and handles and accounts relating to such identifiers and handles.

“Intended Tax Treatment” shall have the meaning set forth in Section 7.08(c).

“Intervening Event” means a material Event occurring or arising after the date of this Agreement and prior to the Expiration Time that was not known to the Company Board as at the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement) and that did not arise as a result of any actions taken by the Company in breach of this Agreement; provided, that in no event shall any of the following constitute an “Intervening Event”: (1) the receipt, existence or terms of an Alternative Acquisition Proposal or any matter relating thereto or consequence thereof, (2) any change in the market price or trading volume of the Shares or any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries (it being understood that the underlying causes of such Event shall not be excluded by this clause (2) unless excluded by any of clauses (1), (3) or (4)), (3) the execution and delivery of this Agreement or the announcement or pendency of this Agreement, or the identity of Parent or Buyer (it being understood that the underlying causes of such fact shall not be excluded by this clause (3) unless excluded by any of clauses (1), (2) or (4)), or (4) the fact that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (4) unless excluded by any of the foregoing clauses (1) through (3)).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all computer systems, networks, hardware, software, databases, websites, platforms, firmware, applications and other information technology equipment and related systems or technology owned or operated by the Company or any of the Company Subsidiaries necessary to process, store, maintain and operate data, information, and functions necessary for the operation of the businesses of the Company and the Company Subsidiaries as conducted as of the date of this Agreement.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry of his or her direct reports of the individuals listed on Schedule 1.01(a) as of the date of this Agreement.

“Labor Agreement” shall have the meaning set forth in Section 3.16(a).

“Law” means any applicable federal, state, provincial, local, municipal, supranational or foreign statute, treaty, law (including common law), constitution, resolution, code, edict, decree, proclamation, ruling, convention, binding pronouncement, decision, ordinance, rule, regulation, order, directive, binding opinion or binding interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NYSE or NASDAQ) or Orders.

“Legal Restraints” shall have the meaning set forth in paragraph (B) of Annex I.

“Lien” means with respect to any asset, any mortgage, lien, claim, pledge, charge, security interest, hypothecation, claim, deed of trust, option, right of first offer or refusal by a third party, restriction on transfer, charge, title defect, encroachment or other survey defect, easement, subsidy or other encumbrance of any kind in respect of such asset.

“Management Agreement” means each Contract or agreement entered into by Company or any Company Subsidiary pursuant to which such Company or Company Subsidiary manages or operates the business at any real property that is owned or leased by a third party, and each amendment, guaranty and material agreement with respect thereto.

“Material Company Real Property Lease” has the meaning set forth in Section 3.12(a).

“Merger Effective Date” means the date on which the Triangular Merger becomes effective, being the day after the date that the Triangular Merger Deed is executed (in each case determined by reference to CET). For the avoidance of doubt, the Triangular Merger shall be effective at the Merger Effective Time (i.e., 00:00 CET on the Merger Effective Date).

“Merger Effective Time” means 00:00 CET on the Merger Effective Date.

“Minimum Condition” shall have the meaning set forth in paragraph (A) of Annex I.

“Minority Shareholders” means holders of Shares that were not tendered pursuant to the Offer or in the Subsequent Offering Period or, following the effectiveness of the Triangular Merger, if applicable, holders of New TopCo A Shares.

“NASDAQ” means The Nasdaq Stock Market LLC.

“New Merger Sub” means Playa Hotels & Resorts Merger Sub B.V. (or such other name as may be selected by the Company), a Company Subsidiary to be newly incorporated under the Laws of The Netherlands and wholly-owned by New TopCo following the date of this Agreement.

“New TopCo” means Playa Hotels & Resorts New TopCo B.V. (or such other name as may be selected by the Company), a Company Subsidiary to be newly incorporated under the Laws of The Netherlands and wholly-owned by the Company following the date of this Agreement.

“New TopCo A Share” means a class A share in the capital of New TopCo.

“New TopCo B Share” means a class B share in the capital of New TopCo.

“NYSE” means the New York Stock Exchange.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Commencement Date” shall have the meaning set forth in Section 2.01(a).

“Offer Conditions” shall have the meaning set forth in Section 2.01(a).

“Offer Consideration” shall have the meaning set forth in the Recitals.

“Offer Documents” shall have the meaning set forth in Section 2.01(h).

“Order” means any order, ruling, stipulation, decision, judgment, writ, injunction, decree, award or other determination of or by, or agreement having similar effect with, any Governmental Authority (or under the authority of NASDAQ or the NYSE).

“ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the Company Board in the course of normal day-to-day operations of the Company and the Company Subsidiaries, subject to any commercially reasonable modifications to past practice made in good faith to respond to any emergency, but only to the extent of such emergency and for no longer than reasonably required by such emergency.

“Paradise USA” means Playa Management USA, LLC, a Delaware limited liability company.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Employee Program” shall have the meaning set forth in Section 6.02(c).

“Parent Material Adverse Effect” means any Event that prevents or materially impairs the ability of Parent or Buyer to consummate the Transactions.

“Parent Shares” means shares of Class A common stock, par value $0.01, of Parent.

“Parent Subsidiary” means any Subsidiary of Parent.

“Parties” means Parent, Buyer and the Company.

“Payor” shall have the meaning set forth in Section 2.10.

“Permits” shall have the meaning set forth in Section 3.10.

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments or other governmental charges or levies that (A) are not yet due or delinquent, (B) arise automatically by operation of Law in respect of Tax, including any netting or set-off, as a result of a fiscal unity (fiscale eenheid) for Dutch Tax purposes, or (C) are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the consolidated financial statements of the Company; (ii) statutory Liens or landlords’, carriers’, workmen’s, warehousemen’s, repairmen’s, mechanic’s, suppliers’, materialmen’s or other like Liens arising in the ordinary course of business with respect to amounts not yet due or overdue or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases or subleases granted to others that do not materially interfere with the ordinary conduct of business of the Company and the Company Subsidiaries, taken as a whole; (iv) with respect to real property, any Liens that do not materially impair the use of such real property for its current use; (v) rights and licenses granted to others in Intellectual Property Rights; (vi) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that are not materially interfering with the ordinary conduct of business of the business of the Company and the Company Subsidiaries at each Company Property, taken as a whole, as of the date hereof; (vii) zoning, entitlement, building and other generally applicable land use and environmental restrictions by a Governmental Authority; (viii) Liens disclosed on Schedule 1.01(c) or in the financial statements included in any Company SEC Reports prior to the date hereof; (ix) Liens incurred in the ordinary course of business securing liabilities that are not, individually or in the aggregate, material to the Company taken as a whole; (x) Liens securing that certain Second Amended and Restated Credit Agreement, dated as of December 16, 2022, among Playa Hotels & Resorts N.V., Playa Resorts Holding B.V., Deutschebank AG New York Branch, as Administrative Agent, and the other lenders and agents party thereto (as amended, modified or supplemented prior to the date hereof, the “Company Credit Agreement”), which Liens shall be released (or submitted for release) substantially contemporaneously with the Closing; (xi) in the case of the Company Properties that are leased by the Company or any Company Subsidiary as tenant or lessee, any matters affecting the fee estate of the owner of such Company Properties; and (xii) any Lien arising out of actions of Buyer, Parent, or a third party through no act or omission of the Company or any Company Subsidiary, or actions taken at the request of, or required by, Buyer or Parent, in each case, in connection with any Requested Transaction.

“Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, a joint venture, an association, an unincorporated association, a trust or any other entity or organization, including a Governmental Authority or any department or agency thereof.

“Personal Information” means all information in any form that is capable, directly or indirectly, of being associated with or related to or linked to, or used to identify, describe, contact, locate or allow the identification of an individual Person and/or any information defined as “personal data”, “personally identifiable information” “personal information,” or any similar term under any applicable Laws and/or Privacy Requirements.

“Pre-Closing Period” shall have the meaning set forth in Section 5.01.

“Premium Cap” shall have the meaning set forth in Section 6.01(c).

“Privacy Laws” means all Laws and binding guidelines applicable to the Company and Company Subsidiaries, relating to privacy, data protection, data security, the Processing of Personal Information, website and mobile application privacy policies and practices, consumer privacy protection, the Processing and security of payment card information, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications, including: the Federal Trade Commission Act; the Telephone Consumer Protection Act; the Telemarketing and Consumer Fraud and Abuse Prevention Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act; the Electronic Communications Privacy Act; the Computer Fraud and Abuse Act; the California Consumer Privacy Act and any similar Laws enacted and in effect in other U.S. states; the EU General Data Protection Regulation (and any European Union member states’ laws and regulations implementing it, including the Uitvoeringswet Algemene verordening gegevensbescherming); the EU General Data Protection Regulation as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 and any applicable implementing or supplementary legislation of the UK (including the UK Data Protection Act 2018); and the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC (and any European Union member states’ laws and regulations implementing it); and the Payment Card Industry Data Security Standard and other applicable card association rules.

“Privacy Requirements” shall have the meaning set forth in Section 3.13(e).

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any applicable Laws and/or Privacy Requirements.

“Proxy Clearance Date” shall have the meaning set forth in Section 2.04(b).

“Proxy Statement” shall have the meaning set forth in Section 2.04(b).

“Proxy Waiting Period Expiration Date” shall have the meaning set forth in Section 2.04(b).

“Public Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Authority, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Authority, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Authority (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Registered Intellectual Property” shall have the meaning set forth in Section 3.13(a).

“Related-Party Agreement” shall have the meaning set forth in Section 3.24.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Representatives” means, with respect to a Person, its Affiliates and each of its and their respective directors, managers, officers, attorneys, accountants, employees, investment bankers, advisors (including financial advisors) or agents.

“Requested Transactions” shall have the meaning set forth in Section 2.09.

“Required Approvals” shall have the meaning set forth in Section 7.01(a).

“Required Financial Information” means (a) the financial statements and historical financial data of the Company and the Company Subsidiaries, in each case (1) prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby and (2) that is required by Regulation S-X under the Securities Act and other accounting rules and regulations of the SEC for inclusion in a registration statement to be filed with the SEC with respect to debt securities of Parent (as of and for the periods required thereby), including applicable comparison periods, which will, in the case of financial statements for any fiscal year, shall have been audited and, in the case of financial statements for any fiscal quarter or year-to-date period, shall have been reviewed as provided in Statement on Auditing Standards 100, in each case by the Company’s independent public accountants (b) any other customary financial information regarding the Company reasonably requested in writing by Buyer in order to permit Buyer to prepare the pro forma financial statements to the extent required by Regulation S-X (without regard to Rule 3-05(b)(4) of Regulation S-X), and (c) such other business and financial statements and data regarding the Company of the type and form customarily included in prospectuses or offering memoranda used in offerings of debt securities pursuant to registered public offerings or Rule 144A under the 1933 Act, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made; provided, that Required Financial Information shall not include any pro forma financial statements or other pro forma financial information of or relating to the Company or require the Company or any of its Affiliates or Subsidiaries to prepare or deliver any such pro forma financial statements or information.

“Sanctions Target” means: (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws (a “Sanctioned Country”), including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and North Korea; (ii) a Person that is on a sanctions-related list of designated persons (including, without limitation, the list of Specially Designated Nationals and Blocked Persons published by OFAC); (iii) an individual that is ordinarily resident in, or a Person (excluding individuals) that is located in or organized under the Laws of, a Sanctioned Country; (iv) any Governmental Authority of a Sanctioned Country or of Venezuela; or (v) a Person owned fifty percent (50%) or more, or where relevant under applicable Economic Sanctions/Trade Laws, controlled by, directly or indirectly, individually or in the aggregate, by one or more Persons identified in clauses (i), (ii), (iii), or (iv) above.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.07(a).

“Schedule 14D-9” shall have the meaning set forth in Section 2.02(b).

“Schedule TO” shall have the meaning set forth in Section 2.01(h).

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” shall have the meaning set forth in Section 3.07(a).

“Security Incident” means any (i) unlawful or unauthorized access, use, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information,(ii) accidental, unlawful or unauthorized access occurrence or series or related occurrences on or conducted through the Company or Company Subsidiaries’ IT Systems that jeopardizes or impacts the confidentiality, integrity, or availability of the Company or Company Subsidiaries’ IT Systems or any Personal Information stored or otherwise Processed therein; or (iii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Shares” shall have the meaning set forth in the Recitals.

“Subsequent Closing Date” shall have the meaning set forth in Section 2.01(f).

“Subsequent EGM” shall have the meaning set forth in Section 2.04(e).

“Subsequent Offering Period” shall have the meaning set forth in Section 2.01(f).

“Subsidiary” means, with respect to any Person, any entity of which: (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held, directly or indirectly, by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Superior Proposal” means a bona fide unsolicited written Alternative Acquisition Proposal that did not result from a violation of Section 5.02 and that the Company Board has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of the proposal and the Person making the proposal (and taking into account any amendment or modification to this Agreement proposed by Parent or Buyer), is (i) reasonably likely to be consummated and (ii) on balance more favorable to the interests of the Company and its shareholders, employees and other stakeholders, than the Transactions; provided, that for purposes of this definition of “Superior Proposal”, the term “Alternative Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%).”

“Tax” or “Taxes” means all U.S. federal, state, local or non-U.S. taxes, assessments, duties, fees or similar charges imposed by any Tax Authority, including any income, gross receipts, gross income, ad valorem, capital stock, production, business and occupation, disability, unemployment, license, payroll, employment, excise, severance, stamp, environmental, customs duties, franchise, profits, gain, withholding, social security, real property, personal property, sales, use, transfer, registration or value added tax or other similar taxes and all additional amounts, penalties and interest relating thereto.

“Tax Authority” means any Governmental Authority competent to impose a liability in respect of Tax or responsible for the administration or collection of Tax.

“Tax Return” means any report, return, document, declaration, statement, schedule, form or other information or filing, together with any supplements or attachments thereto, in each case with respect to Taxes and filed or required to be filed with any Tax Authority, including information returns and any amendment to any of the foregoing.

“Tender and Support Agreements” shall have the meaning set forth in the Recitals.

“Terminating Awards” shall have the meaning set forth in Section 2.03(a).

“Terminating Employee” shall have the meaning set forth in Section 2.03(a).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” shall have the meaning set forth in Section 7.06.

“Transactions” means the transactions contemplated by this Agreement, excluding the Excluded Transactions and any Requested Transactions directed by Parent.

“Triangular Merger” means a legal triangular merger (juridische driehoeksfusie) of the Company (as disappearing company) with and into New Merger Sub (as acquiring company), with New TopCo allotting New TopCo A Shares to the Minority Shareholders and New TopCo B Shares to Buyer, in accordance with Sections 2:309 et seq. and 2:333a of the DCC.

“Triangular Merger Deed” means the deed of merger to effect the Triangular Merger in accordance with the terms of the Triangular Merger Proposal and Notes, substantially in the form set forth in Exhibit A attached hereto, with such changes as may be agreed by Buyer and the Company.

“Triangular Merger Proposal and Notes” means (i) the merger proposal between the Company, New TopCo and New Merger Sub and (ii) the explanatory notes to such merger proposal, substantially in the forms set forth in Exhibit B attached hereto, with such changes as may be agreed by Buyer and the Company.

“Union” means any trade or labor union or labor organization, works council, employee association, or other bargaining unit representative.

“WARN Act” shall have the meaning set forth in Section 3.16(f).

“Willful Breach” means, with respect to any breaches of or failure to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act by the breaching party with actual knowledge that such party’s act or failure to act would or would reasonably be expected to, and which does in fact, result in or constitute a material breach of this Agreement.

Section 1.02. Other Definitional and Interpretative Provisions. As used in this Agreement, any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural. Unless the context otherwise requires, the term “party” when used in this Agreement means a party to this Agreement. References in this Agreement to a Party or other Person include their respective successors and assigns. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation” unless otherwise expressly indicated. Unless the context otherwise requires, references in this Agreement to “Recitals”, “Articles”, “Sections”, “Exhibits” and “Schedules” shall be deemed references to Recitals, Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof. The words “violate”, “violated”, “violation” and “violating” when used in this Agreement shall be deemed and construed to have the same meaning as “breach”, “breached” or “breaching”, as the context requires, and vice versa. Except where otherwise expressly indicated, the term “or” has the inclusive meaning represented by the phrase “and/or”. With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next Business Day. For all purposes of this Agreement, including any deadlines, delivery of notices or measurements of the period hereunder, a “day” shall mean 12:00 a.m. (New York City time) to 11:59 p.m. (New York City time) on such day. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to “as of the date of this Agreement”, “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” All references in this Agreement to the terms “Dollars” and “$” mean United States dollars and references to “€” or “Euros” refer to European Union Euros. References in this Agreement to any particular Laws shall be deemed to include all amendments, restatements and modifications thereto, and all rules and regulations promulgated thereunder. For purposes of any references in this Agreement to notices required to be delivered by Parent, Buyer or both Parent and Buyer, delivery shall be deemed satisfied if made by either Parent or Buyer in accordance with the notice requirements contained in Section 9.01.

ARTICLE II

THE OFFER

Section 2.01. The Offer.

(a) Provided that no event shall have occurred that gives rise to a right to terminate this Agreement pursuant to Article VIII, Buyer shall (and Parent shall cause Buyer to) commence (within the meaning of Rule 14d-2 promulgated under the 1934 Act) the Offer to purchase all of the issued and outstanding Shares at a price per share equal to the Offer Consideration as promptly as reasonably practicable after the date of this Agreement but in no event later than the tenth (10th) Business Day following the date of this Agreement. The obligations of Buyer to accept for payment, and pay for, any Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (the “Offer Conditions”). The date on which Buyer commences the Offer is referred to as the “Offer Commencement Date”.

(b) In accordance with the terms and conditions of this Agreement and subject to the satisfaction or waiver (to the extent such waiver is not prohibited by applicable Law) of the Offer Conditions, Buyer shall (and Parent shall cause Buyer to), at or promptly following the Expiration Time (but in any event within three (3) Business Days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, promptly following the Expiration Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) thereafter), pay (by delivery of funds to the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (the “Closing”). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Offer Consideration payable in respect of each Share pursuant to the first sentence of this Section 2.01(b) shall be paid (via the depositary for the Offer) to the seller of such Share in cash, without interest, net of any applicable withholding Tax pursuant to Section 2.10, on the terms and subject to the conditions of this Agreement.

(c) Buyer expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of, or conditions to, the Offer; provided, that, without the prior written consent of the Company, Buyer shall not (and Parent shall cause Buyer not to):

(i) waive or change the Minimum Condition (except to the extent permitted in paragraph (A) of Annex I);

(ii) decrease the Offer Consideration;

(iii) change the form of consideration to be paid in the Offer;

(iv) decrease the maximum number of Shares sought to be purchased in the Offer;

(v) extend or otherwise change the Expiration Time, except as otherwise expressly provided in this Agreement; or

(vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

(d) The Offer shall initially expire at 9:00 a.m. (New York City time), or at such other time as the Parties may mutually agree, on the date that is the later of (i) twenty-one (21) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act) following the commencement of the Offer and (ii) six (6) Business Days after the date of the EGM (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e) Subject to Article VIII, Buyer may or shall (in which case Parent shall cause Buyer to), as applicable, extend the Offer from time to time as follows:

(i) Buyer shall (and Parent shall cause Buyer to) extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer;

(ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Buyer (to the extent such waiver is not prohibited under this Agreement and applicable Law), then Buyer shall (and Parent shall cause Buyer to) extend the Offer on one or more occasions in consecutive periods of up to ten (10) Business Days each (with each such period to end at 5:00 p.m. (New York City time), on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, that if Buyer determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Offer Condition set forth in paragraph (B) or paragraph (I) of Annex I is not reasonably likely to be satisfied within such ten (10) Business Day extension period, then Buyer may extend the Offer on such occasion for periods of up to twenty (20) Business Days; provided further, that (x) Buyer shall not be required to extend the Offer to a date later than the End Date (as the End Date may be extended by mutual written consent of Parent and the Company pursuant to Section 8.01(b)(i)) and (y) if the Minimum Condition is then-unsatisfied, but all other Offer Conditions are then-satisfied or waived (other than any Offer Condition set forth in paragraph (F), (G) or (H) of Annex I, which do not need to be then-satisfied or waived in order for this clause (y) to be triggered), Buyer shall not be required to (but may elect to) extend the Offer on more than three (3) occasions in consecutive periods of up to ten (10) Business Days each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company); or

(iii) Buyer may extend the Offer to such other date and time as may be mutually agreed by Parent and the Company in writing.

(f) Following the Expiration Time, Buyer shall (and Parent shall cause Buyer to) (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the 1934 Act of five (5) Business Days (calculated in accordance with Rule 14d-1(g)(3) promulgated under the 1934 Act), in which event Buyer shall (and Parent shall cause Buyer to) (A) give the required notice of such Subsequent Offering Period and (B) immediately accept for payment and promptly pay for all Shares validly tendered during such Subsequent Offering Period (in each case, within three (3) Business Days of tender thereof (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act)). The final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for shall be referred to herein as the “Subsequent Closing Date.”

(g) The Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to (and subject to the limits on required extensions contained in) Section 2.01(e)) unless this Agreement is validly terminated pursuant to Article VIII. If this Agreement is validly terminated pursuant to Article VIII, Buyer shall (and Parent shall cause Buyer to) promptly (and in any event within twenty-four (24) hours following such valid termination) terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement by Buyer prior to the acceptance for payment and payment for Shares tendered pursuant to the Offer, Buyer shall (and Parent shall cause Buyer to) promptly return, and shall cause any depositary acting on behalf of Buyer to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof. Nothing in this Section 2.01(g) shall affect any termination rights under Article VIII.

(h) As soon as practicable on the Offer Commencement Date, Parent and Buyer shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents required to be included therein (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments or supplements thereto and including exhibits thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable United States federal securities Laws and any other applicable Law. The Company shall promptly furnish to Parent and Buyer all information concerning the Company required by the 1934 Act and applicable Law, or as reasonably requested by Parent, to be set forth in the Offer Documents. Each of Parent and Buyer, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Buyer shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Buyer shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by the Company and its counsel. Parent and Buyer shall provide the Company and its counsel with (A) any comments or other substantive communications, whether written or oral, that Parent and Buyer or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Buyer to those comments and to provide comments on that response (and Parent and Buyer shall consider in good faith including all comments reasonably proposed by the Company and its counsel), including by participating with Parent and Buyer or their counsel in any substantive discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Parent or Buyer receives any comments from the SEC or its staff with respect to the Schedule TO or the Offer Documents, such Party shall use its reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights, to the Company with respect to such response.

Section 2.02. Company Action.

(a) The Company hereby approves and consents to the Offer and the other Transactions. The Company shall promptly (and in any event within five (5) Business Days prior to the Offer Commencement Date) furnish Parent and Buyer with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Shares, in each case as of the most recent practicable date, and shall provide to Parent and Buyer such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent or Buyer may reasonably request in connection with the Offer. In the event that the Company is prohibited from providing any such information, (A) it shall request permission from the applicable shareholders to provide such information to Parent and Buyer and (B) if the information requested is not received at least five (5) Business Days prior to the Offer Commencement Date, the Company shall deliver to such shareholders all information that would otherwise be required to be provided by Parent or Buyer to such shareholders of the Company in connection with the Offer, and, notwithstanding this Article II, neither Parent nor Buyer shall have any obligation to deliver such information to such shareholders under this Agreement. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, prior to the Closing, (i) Parent and its Affiliates and Representatives shall hold in confidence the information contained in such labels, listings and files, (ii) Parent and its Affiliates and Representatives shall use such information only in connection with the Transactions and (iii) if this Agreement is terminated, Parent and Buyer shall return or destroy, or cause to be returned or destroyed, copies of all such information, in each case, subject to and in accordance with the Confidentiality Agreement.

(b) On the Offer Commencement Date, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities Laws and any other applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto and including exhibits thereto, the “Schedule 14D-9”) that, subject to Section 5.02(d), shall reflect the Company Recommendation. Parent and Buyer shall promptly furnish to the Company all information concerning Parent, Buyer or any of their applicable Affiliates required by the 1934 Act and applicable Law to be set forth in the Schedule 14D-9, or as reasonably requested by the Company. Each of the Company, on the one hand, and Parent and Buyer, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law. Except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, Parent, Buyer and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by Parent, Buyer and their counsel. Except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, the Company shall provide Parent, Buyer and their counsel with (i) any comments or other substantive communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall consider in good faith including all comments reasonably proposed by Parent, Buyer and their counsel), including by participating with the Company or its counsel in any substantive discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, the Company shall use its reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights of Parent and Buyer with respect to such response. The rights of Parent and Buyer and their respective Affiliates and Representatives under this Section 2.02(b) shall terminate with respect to any matter reflecting the Company Recommendation at such time as the Company Board makes an Adverse Recommendation Change in accordance with this Agreement in connection with a Superior Proposal or Intervening Event.

Section 2.03. Outstanding Equity Awards.

(a) Effective as of the Closing and without any further action on the part of the Company, Parent, Buyer or any holder of Company Equity Awards, each award of Company Restricted Shares and each award of Company RSUs which remains issued and outstanding as of immediately prior to the Closing and in each case that is held by a Terminating Employee (collectively, “Terminating Awards”) shall become fully vested (and any restrictions thereon shall lapse) and shall be converted automatically into, and shall thereafter represent solely the right to receive, an amount in cash, without interest, equal to the product obtained by multiplying (i) the Offer Consideration by (ii) the total number of Shares subject to such Terminating Award as of immediately prior to the Closing. Notwithstanding the above, for any Terminating Awards which vest (or for which any restrictions lapse) upon the achievement of one or more performance goals either (i) such Terminating Awards shall vest (or any restrictions shall lapse) as though the greater of target performance or actual performance has been achieved as of the Closing or (ii) such Terminating Awards shall vest (or any restrictions shall lapse) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Terminating Awards consistent with the relevant provisions in such award agreement applicable in contexts in which the Terminating Award is not assumed; provided, however, that any such Terminating Awards granted in 2024 shall vest at the applicable maximum performance level. For purposes of this Agreement a “Terminating Employee” shall mean each of (1) any non-executive director of the Company as of immediately prior to the Closing, (2) any Covered Company Executive designated by Parent or Buyer as a “Terminating Employee” in a written notice delivered by Parent or Buyer to the Company no later than forty-five (45) days following the date hereof and (3) any additional Company Service Provider terminated at or immediately following the Closing as designated by Parent, Buyer or their respective Affiliates; provided, however, Parent and Buyer shall use reasonable best efforts to include all Company Service Providers who will be Terminating Employees on the written notice contemplated by this Section 2.03(a)(i) at the time of delivery and shall provide notice to the Company of the planned designation of any additional Terminating Employees as soon as reasonably practicable. For any Terminating Employee who is not a non-executive director of the Company, Parent shall, or shall cause its applicable Affiliate (which shall include, following the Closing, the Company and the Company Subsidiaries) to, terminate the employment and service of each Terminating Employee effective as of immediately following the Closing (or, if such termination of one or more Terminating Employees would not be permitted under applicable Laws or the employment or service agreement with such Terminating Employee(s) to take effect as of immediately following the Closing, then Parent shall, or shall cause its applicable Affiliate (which shall include, following the Closing, the Company and the Company Subsidiaries) to, terminate the employment and service of such Terminating Employee(s) effective as soon as such termination would be permitted). No Terminating Employee shall constitute a Continuing Employee for purposes of this Agreement.

(b) Effective as of the Closing and without any further action on the part of the Company, Parent, Buyer or any holder of Company Equity Awards, each award of Company Restricted Shares and each award of Company RSUs, in each case, that remains issued and outstanding as of immediately prior to the Closing and that is not covered by Section 2.03(a) (collectively, “Continuing Awards”) shall be assumed by Parent or Buyer and exchanged for a corresponding award of restricted stock units covering a number of shares of Parent Shares (rounded up to the nearest whole number of shares) equal to the product obtained by multiplying (i) (A) for each time-based Continuing Award, the number of Shares subject to such Continuing Award as of immediately prior to the Closing or (B) for each performance-based Continuing Award, the number of Shares subject to such Continuing Award determined either (1) as though the greater of target performance or actual performance has been achieved as of the Closing, or (2) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Continuing Award consistent with the relevant provisions in such award agreement applicable in contexts in which the Continuing Award is not assumed (provided, however, that the number of Shares subject to any such Continuing Awards granted in 2024 shall be the applicable maximum number of Shares available under such award) by (ii) the Exchange Ratio (collectively, the “Assumed Awards”). Except as otherwise provided in this Section 2.03(b), each Assumed Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Continuing Award as of immediately prior to the Closing (including dividend or dividend equivalent rights, as applicable but excluding any performance criteria); provided, however, that upon the termination of employment or service of an Assumed Award holder either on the initiative of Parent or an Affiliate thereof (including, following the Closing, the Company and the Company Subsidiaries) without “cause” or upon a termination of employment by the Assumed Award holder for Good Reason, either (i) within twelve (12) months following the Closing for any such Assumed Award holder who is not a Covered Company Executive or (ii) within twenty-four (24) months following the Closing for any such Assumed Award holder who is a Covered Company Executive, in either case such holder’s Assumed Awards will, upon effectiveness of a customary release and waiver of claims in a form prescribed by Parent (or, in the case of a Covered Company Executive with a form of release attached to such Covered Company Executive’s employment or service agreement as in effect prior to the date hereof, in such form of release) timely delivered by such holder, immediately vest in full and all restrictions thereupon (including any post-vesting or other contractual holding periods) shall lapse. For purposes of this Agreement (1) a “Covered Company Executive” means any executive of the Company who is listed in Schedule 2.03(b) and (2) “Good Reason” for termination shall mean, except as otherwise provided in an employment or service agreement between the Assumed Award holder and the Company or the applicable Company Subsidiary as in effect on the date hereof, without the written consent of the Assumed Award holder a requirement that the Assumed Award holder change the principal geographic location at which such Assumed Award holder must work by more than thirty-five (35) miles from the Assumed Award holder’s then-current location.

(c) Prior to the Closing, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan) shall adopt such resolutions, provide such notices and take such other actions as may be required to effectuate the actions required by this Section 2.03 including such actions as may be required by applicable Law outside the United States to effectuate this Section 2.03 for holders of Company Restricted Shares and Company RSUs residing outside the United States. Parent shall be entitled to advance review and approval of all such documentation, which review and approval shall not be unreasonably withheld, conditioned or delayed.

(d) As soon as practicable following the Closing (but in no event later than five (5) Business Days following the Closing), the Company shall pay through its payroll systems all amounts payable pursuant to Section 2.03(a) to the former holders of Company Restricted Shares and Company RSUs without interest and less any applicable Tax withholding and other applicable deductions; provided, however, that, to the extent any such amounts relate to a Company Restricted Share or Company RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall be paid at the earliest time permitted under the terms of the applicable agreement or Company Equity Plan relating to such Company Restricted Shares or Company RSUs that will not trigger a Tax or penalty under Section 409A of the Code.

Section 2.04. Extraordinary General Meeting.

(a) The Company shall hold an extraordinary General Meeting (the “EGM”) as promptly as practicable, but in any event within forty (40) days of the Proxy Clearance Date or the Proxy Waiting Period Expiration Date (as applicable), to:

(i) provide information regarding the Offer;

(ii) adopt resolutions to, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its Affiliates, representing at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding, for the avoidance of doubt, any Shares held by the Company in treasury (or, if Buyer has amended the Minimum Condition in accordance with the proviso in Paragraph A of Annex I, then seventy-five percent (75%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding, for the avoidance of doubt, any Shares held by the Company in treasury) (the “Back-End Threshold ”): (1) enter into the Triangular Merger as contemplated by and in accordance with the terms of the Triangular Merger Proposal and Notes; and (2) approve, to the extent required under applicable Law, also within the meaning of Section 2:107a of the DCC, the Cancellation;

(iii) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Company Board for acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable Law (the “Discharge Resolutions”);

(iv) adopt one or more resolutions effective upon the Closing (A) to appoint the Buyer Directors to replace the resigning members of the Company Board as contemplated by Section 2.05 and (B) if and to the extent that any member of the Company Board (excluding the Independent Directors) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) in accordance with and subject to the terms of the last sentence of Section 2.05(a) prior to the convocation of the EGM, dismissing each such member of the Company Board as of the Closing (the “Governance Resolutions”);

(v) Reserved.

(vi) if Parent has directed the Company to effect one or more Requested Transactions in accordance with Section 2.09 reasonably prior, and at least three (3) Business Days prior to the convening of the EGM and filing of the EGM Materials in accordance with Section 2.04(b), adopt one or more resolutions approving such Requested Transaction(s) within the meaning of Section 2:107a of the DCC to the extent required under applicable Law; and

(vii) conduct such other business as may properly come before the meeting.

(b) As promptly as practicable after the date of this Agreement (but, with respect to the Proxy Statement, in no event more than fifteen (15) Business Days following the date of this Agreement), the Company shall (1) prepare and file with the SEC a preliminary proxy statement to be sent to the Company’s shareholders in connection with the EGM (the “Proxy Statement”) and any other appropriate materials for the EGM and (2) prepare a convening notice for the EGM in a form as required by the Laws of The Netherlands and in a manner consistent with the Proxy Statement (together with the Proxy Statement and with any amendments and supplements thereto and any other documents required, the “EGM Materials”) in each case relating to the matters set forth in Section 2.04(a). Subject to Section 5.02(e), the Company shall include the Company Recommendation in any EGM Materials that are required to include such Company Recommendation under applicable Law (and in any event, subject to Section 5.02(e), the Company shall include the Company Recommendation in the Proxy Statement). Parent and Buyer shall promptly furnish to the Company all information concerning Parent, Buyer and any of their Affiliates reasonably required to be set forth in the EGM Materials. The Company shall provide Parent, Buyer and their counsel with a reasonable opportunity to review and comment on the EGM Materials (and any amendments thereto) each time prior to their filing with the SEC and/or dissemination to the Company’s shareholders, as applicable, and the Company shall consider in good faith including in the EGM Materials all comments reasonably proposed by Parent, Buyer and their counsel. The Company shall provide Parent, Buyer and their counsel, to the extent not prohibited under applicable Law, (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or any other Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall consider in good faith including in such response all comments reasonably proposed by Parent, Buyer and their counsel), including by participating with the Company or its counsel in any discussions or meetings with the SEC or any other Governmental Authorities to the extent such participation is not prohibited by the SEC or the applicable Governmental Authority. The Company shall cause the Proxy Statement in definitive form to be filed with the SEC and mailed to the Company’s shareholders as promptly as practicable following the expiration date of the ten (10) day waiting period contemplated by Rule 14a-6(a) (the “Proxy Waiting Period Expiration Date”), unless the SEC requests additional time to assess the Proxy Statement or the SEC notifies the Company that it intends to comment on the Proxy Statement, in which case mailing of the Proxy Statement to the Company’s shareholders shall occur as promptly as practicable following the date on which the SEC confirms that it has no comments (or no further comments) on the Proxy Statement (the “Proxy Clearance Date”).

(c) The Company shall consult with Parent and Buyer regarding the date of the EGM (and, if applicable, any Subsequent EGM) and, unless this Agreement is terminated in accordance with Section 8.01, shall not cancel, postpone or adjourn the EGM (or, if applicable, any Subsequent EGM) without the prior written consent of Parent and Buyer; provided, that the Company may following reasonable consultation with Parent and Buyer, adjourn, postpone or cancel and reconvene the EGM solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to the EGM Materials that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law is made available to the Company’s shareholders in advance of the EGM (or, if applicable, any Subsequent EGM) or (y) to solicit additional proxies in favor of the approvals set forth in Section 2.04(a) in the event that (i) there are holders of an insufficient number of Shares present or represented by a proxy at the EGM (or, if applicable, the relevant Subsequent EGM) to constitute a quorum thereat or (ii) the Company Board, after consultation with outside counsel and Parent, reasonably determines such additional time is necessary to obtain approval of the Back-End Transaction Resolutions and the Governance Resolutions. In the event the EGM (or any Subsequent EGM) is adjourned, postponed or cancelled and reconvened pursuant to the foregoing proviso, the Company shall duly give notice of and reconvene the EGM (or such Subsequent EGM) on a date scheduled by mutual agreement of the Company, on the one hand, and Parent and Buyer, on the other hand, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such adjournment, postponement or cancellation but, in any event, no later than the day that is thirty-five (35) days following the date of such adjournment, postponement or cancellation (or, in the case of any Subsequent EGM, a date that shall be prior to the date on which the Expiration Time shall occur).

(d) The Company shall ensure that the EGM (and any Subsequent EGM) is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. The approval of the matters set forth in Section 2.04(a)(i)-Section 2.04(a)(vi) shall be the only matters that the Company shall propose to be acted on by the Company’s shareholders at the EGM (and any Subsequent EGM), unless otherwise reasonably proposed by the Company and approved in advance in writing by Parent and Buyer (such approval not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the Company shall not, without Parent’s prior written consent, (i) consolidate the EGM with the Company’s 2025 Annual General Meeting, or (ii) schedule its 2025 Annual General Meeting for a date prior to the date on which the Company and Parent (each, acting reasonably) expect the Back-End Transaction to be completed, unless required by applicable Law; provided, that neither the Company nor the Company Board shall propose any matter for adoption at the 2025 Annual General Meeting that would reasonably be expected to result in any of the Governance Resolutions or the Back-End Transaction Resolutions, if adopted at that time, being revoked, modified or amended in any way.

(e) Notwithstanding anything to the contrary in this Agreement, if the Company Board determines in its reasonable discretion that any additional shareholders resolutions should be adopted in order to approve any of the Transactions, or if any of the Governance Resolutions and/or the Back-End Transaction Resolutions have not been adopted at the EGM, then, in each case, the Company shall, following consultation with Parent and Buyer, duly call and give notice of another EGM (a “Subsequent EGM”), which shall take place at a date reasonably acceptable to Parent and Buyer and not later than a date that shall be prior to the date of the Expiration Time, at which the relevant Governance Resolutions and/or the Back-End Transaction Resolutions, or the additional resolutions as referred to above shall be considered or reconsidered, as the case may be; provided that, for the avoidance of doubt, nothing in this Agreement shall (i) require the Company or the Company Board to call and give notice of the Subsequent EGM and (ii) require the Company or the Company Board to hold the Subsequent EGM (once called and duly convened), in either case if, prior to such moment, Parent has terminated the Agreement pursuant to Section 8.01(c)(iii).

(f) At least one (1) month prior to the EGM, the Company shall cause the filing and announcement of the Triangular Merger Proposal and Notes in accordance with the Laws of the Netherlands, together with such related materials and other related documents as may be required by applicable Law. As soon as reasonably practicable after the commencement of the Offer, the Company shall deliver drafts of the deed of incorporation of New TopCo and New Merger Sub (which shall each, inter alia, include the appointment of the members of the management boards of New TopCo and New Merger Sub, respectively) and the IRS Form 8832 described in Section 7.08(b), each prepared in the manner described on Schedule 2.04(f), to Parent and Buyer for their reasonable review and approval (not to be unreasonably withheld, conditioned or delayed). The Company shall file final versions of such documents with the appropriate Governmental Authorities as further described on Schedule 2.04(f).

(g) Subject to Section 5.02(e), the Company shall use its reasonable best efforts to secure the approval of the matters set forth in Section 2.04(a).

Section 2.05. Directors.

(a) Parent, Buyer and the Company shall use their respective reasonable best efforts to ensure that the Company Board will, upon the Closing, be comprised of no more than seven (7) directors, (i) all of whom, other than those contemplated by the following clause (ii), shall be designated in writing by Parent and Buyer (the “Buyer Directors”), in their sole discretion, as soon as reasonably practicable and in any event prior to filing the preliminary (or definitive) Proxy Statement, and (ii) two of whom shall initially be current non-executive directors of the Company designated by the Company and Buyer by mutual written agreement (if and to the extent that they shall agree to continue to serve on the Company Board after the Closing), and who (x) shall at all times be independent from Parent and Buyer, (y) shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code and (z) shall not, for the avoidance of doubt, include any Designated Director; provided, that, if and to the extent that the current non-executive directors of the Company do not agree to serve on the Company Board after the Closing, Buyer shall (and Parent shall cause Buyer to) designate replacement directors who shall at all times be independent from Parent and Buyer and who shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code, as promptly as reasonably practicable and in any event prior to convening the EGM (the directors so designated, together with any replacements designated pursuant to Section 2.05(c), “Independent Directors”). The Company shall (I) use reasonable best efforts to cause each member of the Company Board, other than the Independent Directors, to resign from the Company Board as of or prior to Closing, and (II) take such other actions as may be necessary to ensure that each such member of the Company Board ceases to be a director on the Company Board no later than the Closing.

(b) Each Independent Director shall resign from, and the Company shall take such other action reasonably necessary to ensure that each such Independent Director ceases to be a director of, the Company Board upon the earlier to occur of (i) such time after the Acceptance Time as Buyer and its Affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Shares and (ii) the Triangular Merger, having become effective.

(c) If, at any time after the Closing, an Independent Director resigns from, or otherwise ceases to be a member of, the Company Board, or ceases to be independent from Parent or Buyer, in each case, prior to the date of resignation contemplated by Section 2.05(b), Parent shall procure that the respective Independent Director shall be replaced by a new director that is independent from Parent and Buyer and shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code.

(d) Parent and Buyer shall supply to the Company in writing any information regarding the Buyer Directors, and (to the extent applicable) those Independent Directors designated by Buyer, as is required by applicable Laws in connection with the appointment of the Buyer Directors, and (to the extent applicable) those Independent Directors designated by Buyer, to the Company Board, and Parent and Buyer shall be solely responsible for any such information.

(e) In addition to the discharge contemplated by Section 2.04(a)(iii), Buyer shall, (i) at the first annual or extraordinary General Meeting (or, if the Triangular Merger has occurred, at the first annual or extraordinary general meeting of New Merger Sub or its legal successor) held after the Closing, cause all members of the Company Board resigning effective upon the Acceptance Time to be fully and finally discharged for their acts of management or supervision, as applicable and (ii) at the first annual or extraordinary General Meeting (or, if the Triangular Merger has occurred, at the first annual or extraordinary general meeting of New Merger Sub or its legal successor) held after the resignation of an Independent Director, cause each Independent Director to be fully and finally discharged for his or her acts of supervision to the fullest extent permitted by applicable Law.

(f) Notwithstanding any other required vote of the Company Board, prior to the date of resignation of each Independent Director as is contemplated by Section 2.05(b), the affirmative vote of the Independent Directors shall also be required for approving:

(i) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the Minority Shareholders, other than (A) pursuant to a rights issue by the Company or any other share issue where the Minority Shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in the Company (voorkeursrecht) or (B) the Back-End Transaction and any Requested Transaction directed by Parent in accordance with Section 2.09; and

(ii) any other form of unequal treatment of Minority Shareholders (for the avoidance of doubt, excluding Parent, Buyer and their respective Affiliates) relative to Parent, Buyer and their respective Affiliates holding Shares (a) that prejudices or (b) would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the Minority Shareholders (and for clarity, excluding for such purpose any prejudice or affect in value solely resulting from different amounts of Shares held by the Minority Shareholders as compared to Shares held by other Person(s) or from the delisting or deregistration contemplated by Section 5.04), but in any event not including the Back-End Transaction.

Section 2.06. Further Actions. If requested, the Company, on the one hand, or Parent and Buyer, on the other hand, as applicable, shall take, as of the date of this Agreement or as soon thereafter as is reasonably practicable, the following actions to the extent reasonably necessary or desirable to implement, commence, consummate or otherwise effect the Back-End Transaction:

(a) in the case of the Company, (i) the convening of the necessary General Meetings and meetings of the Company Board or any committee thereof (including the EGM (and any Subsequent EGM) referenced in, and to the extent required by, Section 2.04) and (ii) the consideration, adoption and approval of any applicable resolutions of the Company Board or any committee thereof as necessary or desirable to convene the EGM (and any Subsequent EGM) referenced and to the extent required by, in Section 2.04, in each case as set forth in Section 2.04, subject to Section 2.07; and

(b) in the case of Parent, Buyer and the Company, subject to Section 2.07, the execution of any and all reasonably requested documents, agreements, resolutions or deeds that are necessary or desirable to effectuate the Back-End Transaction, and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

Section 2.07. Back-End Transaction.

(a) Beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, Parent and Buyer shall be required to effectuate, or cause to be effectuated, and the Company and the Company Subsidiaries shall effectuate, if permissible under applicable Law, including Sections 2:316(4) and 2:318(1) of the DCC, the Back-End Transaction, subject to the conditions of this Section 2.07.

(b) If (i) the Back-End Transaction Resolutions have been adopted at the EGM or any Subsequent EGM, (ii) the Back-End Threshold has been achieved, and (iii) the Subsequent Offering Period has expired, the Parties shall, as applicable, take the following steps to implement the Back-End Transaction: (1) prior to the Triangular Merger becoming effective, the Company shall, in its capacity as sole shareholder of New TopCo, resolve to, effectuate the Cancellation; (2) the Company, New TopCo and New Merger Sub shall execute the Triangular Merger Deed no later than 23:59 CET on the Subsequent Closing Date, which shall automatically effect the Triangular Merger on the Merger Effective Date in accordance with the provisions set forth in the Triangular Merger Proposal and Notes; (3) promptly after the Merger Effective Time but prior to the Cancellation Effective Time, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding as at the Cancellation Effective Time and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”); (4) after the granting of the Loan described in clause (3) but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with Section 2:208 paragraph 6 DCC in conjunction with Section 2:216 paragraph 2 DCC, provided that the management board of New TopCo at such time does not know nor reasonably foresees that following the Cancellation New TopCo cannot continue to pay its due and payable debts, and (5) at the Cancellation Effective Time, subject to the condition that is part of the definition of “Cancellation” having been satisfied, the Cancellation shall become effective (the Triangular Merger, the Loan, and the Cancellation collectively, the “Back-End Transaction”). All documentation required to effectuate the Back-End Transaction shall be subject to the review and approval of Buyer, not to be unreasonably withheld, conditioned or delayed, with the Company being required to consider in good faith and, where relevant, incorporate reasonable comments made by Buyer.

(c) The rights attached to the New TopCo A Shares and the rights attached to the New TopCo B Shares (in each case, as will be included in the articles of association of New TopCo) shall be identical; provided that, for the avoidance of doubt, New TopCo may effectuate the Cancellation without a contemporaneous cancellation of the New TopCo B Shares.

(d) Notwithstanding anything to the contrary contained in this Section 2.07, the Back-End Transaction shall ultimately result in all Minority Shareholders receiving in the Back-End Transaction, for each New TopCo A Share held on the Cancellation Effective Time cash in an amount equal to the Offer Consideration (without interest and less applicable withholding Taxes), as soon as reasonably practicable after the expiration of the Subsequent Offering Period.

(e) Upon completion of the Triangular Merger, the Buyer Directors shall serve as the director(s) of New Merger Sub. The Company shall cause, and shall cause New TopCo to cause, each member of the management board of New TopCo to resign as of acceptance of their resignation by the general meeting of New TopCo after the Cancellation Effective Time. Buyer shall, promptly after the Cancellation Effective Time, in its capacity as sole shareholder of New TopCo, resolve to (1) accept the resignation of any member of the management board of New TopCo that has tendered his or her resignation prior to the Cancellation Effective Time, (2) dismiss such members of the management board of New TopCo that have not tendered their resignation prior to the Cancellation Effective Time as contemplated by this Section 2.07(e), (3) grant full and final discharge to all members of the management board of New TopCo for their management of New TopCo up to the date of their resignation/dismissal, and (4) appoint such persons as members of the management board of New TopCo as have been designated by Parent or Buyer at such time.

(f) Notwithstanding anything to the contrary in this Agreement, prior to the effectiveness of the Triangular Merger, the Company shall cause (i) New TopCo (A) not to hold any assets other than the Equity Securities of New Merger Sub and (B) not to incur any liabilities, (ii) New Merger Sub (A) not to hold any assets other than cash or cash equivalents not exceeding the aggregate nominal value of its respective issued and outstanding share and (B) not to incur any liabilities and (iii) neither New TopCo nor New Merger Sub to have any employees, conduct any activities or business, or issue any Equity Securities other than the single share of New TopCo and New Merger Sub issued upon the incorporation of such Persons.

Section 2.08. Certain Adjustments. Without limiting the other provisions of this Agreement, in the event that, during the period between the date of this Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall be changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided, that, in any case, nothing in this Section 2.08 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.09. Requested Transactions. Subject to the terms of this Section 2.09, Parent shall have the option, in its sole discretion and without requiring the further consent of the Company or its shareholders, in each case except for any consent, approval or other action required by applicable Laws, upon reasonable notice to the Company, to direct that the Company, on the Closing Date (but subject to actual consummation of the Closing), (a) sell or cause to be sold all or any portion of the Equity Securities owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price designated by Parent, and/or (b) sell or cause to be sold all or any portion of the assets of the Company or one or more Company Subsidiaries at a price designated by Parent (clauses (a) and (b) being “Requested Transactions”); provided, however, that: (i) none of the Requested Transactions shall delay or prevent the Closing or the expiration of the Subsequent Offering Period; (ii) the Requested Transactions shall be implemented as close as possible to the Closing (but after Parent and Buyer shall have confirmed in writing that all of the Offer Conditions have been satisfied or waived (to the extent permissible) and that Parent and Buyer are prepared to proceed with the Closing on the scheduled Closing Date and irrevocably waiving any right to claim that the conditions to Parent’s or Buyer’s obligations to complete the Closing have not been satisfied) (it being understood that in any event the Requested Transactions may, at Parent’s or Buyer’s election, be deemed to have occurred immediately prior to the consummation of such Closing); (iii) neither the Company nor any Company Subsidiary shall be required to take any action in contravention of any applicable Laws, the Company Organizational Documents or any Company Contract; (iv) the consummation of any such Requested Transactions shall be contingent upon the other Offer Conditions having been satisfied (or at the option of Parent or Buyer, waived), the Closing having occurred and the Back-End Threshold having been achieved; and (v) the Requested Transactions (or the inability to complete the Requested Transactions) shall not affect or modify in any respect the obligations of Parent or Buyer under this Agreement, including the obligations to complete the Closing and pay the Offer Consideration promptly following the Expiration Time in accordance with the terms and conditions of this Agreement (without giving effect to this Section 2.09). The Company shall not be deemed to have made an Adverse Recommendation Change or entered into or agreed to enter into an Alternative Acquisition Agreement or otherwise breached its obligations in this Agreement solely to the extent of any actions taken in accordance with Parent’s request or direction to effect the Requested Transactions. In the event that this Agreement is terminated prior to the Closing in accordance with its terms, Parent shall, upon request by the Company, reimburse the Company for all reasonable documented out-of-pocket costs incurred by the Company or any Company Subsidiary in connection with any actions taken by the Company in accordance with this Section 2.09 (including reasonable fees and expenses of their Representatives). Parent and Buyer, on a joint and several basis, hereby agree to indemnify and hold harmless the Company and all Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking any such actions, in each case prior to the Closing and except to the extent arising from any willful misconduct, gross negligence, bad faith or fraud by any of the Company or the Company Subsidiaries. Without limiting the foregoing, none of the representations, warranties or covenants of the Company shall be deemed breached or violated solely as a result of any of the Requested Transactions.

Section 2.10. Withholding. Each of Parent, Buyer, Company, New TopCo, and New Merger Sub and their Affiliates, agents and assigns (each, a “Payor”) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts it is required to deduct and withhold with respect to the making of such payment under applicable Law (including, for the avoidance of doubt, withholding Taxes imposed by the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965)). All amounts that are so deducted and withheld as required by applicable Law (i) shall be remitted by the Payor to the applicable Tax Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (b) as set forth in the applicable section of the Disclosure Schedules delivered concurrently with the execution of this Agreement by the Company to Parent and Buyer (it being acknowledged and agreed that disclosure of any item in any Section of the Disclosure Schedules shall (i) shall not be deemed to be a breach by the Company of any representations and warranties (and no claims shall lie in respect thereof) in respect of any matter disclosed in the Disclosure Schedules and (ii) qualify or modify the Section of this Article III to which it expressly corresponds and any other Section of this Article III to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced) and where only brief particulars of a matter are set out or reference to in the Disclosure Schedules or a reference is made only to a particular part of a disclosed document, such disclosures are qualified by the specific terms of such document with respect to the referenced item); provided, that for purposes of this subsection (b) above, (x) nothing in the Disclosure Schedules is intended to broaden the scope of any representation, warranty, covenant or agreement of the Company made herein and (y) no reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed, in and of itself, as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significance not referred to or disclosed in the Disclosure Schedules) is material, (2) where there is a specification of any dollar amount in the Disclosure Schedules, that the amounts, or higher or lower amounts, are required to be disclosed (including whether such amounts are required to be disclosed as material), (3) such item or other matter is required to be referred to or disclosed in the Disclosure Schedules or that any other item or matter of similar significance not referred to or disclosed in the Disclosure Schedules is required to be referred to or disclosed in the Disclosure Schedules or (4) any breach or violation of applicable Laws or any Contract, agreement, arrangement or understanding to which the Company or any Company Subsidiary is a party exists or has actually occurred, the Company represents and warrants to Parent and Buyer as follows:

Section 3.01. Corporate Existence and Power.

(a) The Company is duly organized and validly existing under the Laws of The Netherlands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing (or its equivalent, where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent and Buyer true, correct and complete copies of the Company Organizational Documents and the Company Shareholder Agreement prior to the date hereof and the Company and the Company Subsidiaries are not in violation of any provisions of the Company Organizational Documents or the Company Shareholder Agreement, except in each case as would not be, and which would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries (a) is currently or is reasonably expected to become subject to any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction or (b) has at any time since December 31, 2024 been, is currently or is expected to become, a party to a legal merger (juridische fusie) or demerger (splitsing) other than in connection with the Back-End Transaction.

Section 3.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement, and the consummation by the Company and the applicable Company Subsidiaries of the Transactions, including the Offer and the Back-End Transaction, are, subject to (i) the adoption of the Back-End Transaction Resolutions at the EGM (or any Subsequent EGM), (ii) the adoption of resolutions of the general meeting of New TopCo to effect the Triangular Merger and the Cancellation and (iii) the adoption of a resolution of the general meeting of New Merger Sub to effect the Triangular Merger, within the corporate powers of the Company and the applicable Company Subsidiaries and have been duly and validly authorized by all necessary corporate action on the part of the Company and such Company Subsidiaries and no other corporate proceedings on the part of the Company or such Company Subsidiaries and, except for (i) the resolutions approvals to be sought at the EGM (or any Subsequent EGM) as described in Section 2.04(a)(i)-Section 2.04(a)(v), (ii) the adoption of resolutions of the general meeting of New TopCo to effect the Triangular Merger and the Cancellation and (iii) the adoption of a resolution of the general meeting of New Merger Sub to effect the Triangular Merger, no votes (by shareholders or otherwise) are necessary for the Company or any Company Subsidiary to authorize this Agreement or the Ancillary Agreements or to consummate the Transactions. This Agreement has been, and each Ancillary Agreement to which the Company or any Company Subsidiary is or will be a party has been or will be, duly executed and delivered by the Company or such Company Subsidiary, as applicable, and assuming due authorization, execution and delivery hereof and thereof by Parent and Buyer or any other party thereto, as applicable, this Agreement and each such Ancillary Agreement constitutes or will constitute a valid and binding agreement of the Company or such Company Subsidiary, as applicable, subject only to the Enforceability Exceptions.

(b) At a meeting duly called and held on or prior to the date hereof, the Company Board (i) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the

Transactions are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved the execution of this Agreement by the Company and the performance by the Company of the Transactions, (iii) resolved, subject to the terms and conditions set forth in this Agreement, to support the Offer and the other Transactions and to recommend acceptance of the Offer by the Company’s shareholders and to recommend that the Company’s shareholders vote for approval and adoption of the matters set forth in Section 2.04(a) (such recommendations, the “Company Recommendation”), and (iv) resolved that the Company shall pursue the Transactions on the terms of subject to the provisions of this Agreement.

Section 3.03. Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to any Governmental Authority is required by or with respect to the Company or any of the Company Subsidiaries in connection with the execution, delivery and performance of this Agreement, any Ancillary Agreement or the consummation of the Transactions, other than (a) compliance with any applicable requirements of the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities Laws, (c) compliance with the rules and regulations of NASDAQ, (d) filings with the Trade Register of the Chamber of Commerce of The Netherlands and (e) any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices, the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement, or by the Company or any Company Subsidiary of the Ancillary Agreements, as applicable, and the consummation of the Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Company Organizational Documents or the Company Shareholder Agreement, (b) assuming compliance with the matters referred to in Section 3.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification, or acceleration of any obligation or the loss of a benefit or right under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of the Company or any Company Subsidiary (or any Affiliate or successor thereof), or require any consent, waiver or approval of or notice to any Person, or result in the triggering of any rights that the counterparty would not otherwise have or any liabilities that the Company and the Company Subsidiaries would not otherwise have pursuant to, any provision of any Company Contract, (c) result in the revocation, invalidation or termination of any Permit or (d) assuming compliance with the matters referred to in Section 3.03, violate or conflict with (i) any Law or Order applicable to the Company or any Company Subsidiary or by which the Company or the Company Subsidiaries, or any of their respective properties or assets, may be subject or otherwise bound or (ii) any rule or regulation of the NASDAQ applicable to the Company, other than, in the case of clauses (b), (c) and (d) above, any matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05. Capitalization.

(a) The authorized share capital of the Company consists of 500,000,000 ordinary shares of Company (“Company Common Stock”), with a par value of €0.10 per share. As of the close of business on February 7, 2025, (i) 128,544,770 shares of Company Common Stock were issued and outstanding, including 5,556,572 Company Restricted Shares (with any such performance-based Company Restricted Shares reflected at the maximum level of performance), (ii) 8,365,235 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plans, (iii) 37,716 shares of Company Common Stock were subject to Company RSUs and (iv) 50,829,125 shares of Company Common Stock were held in treasury. There are no warrants, rights, options, calls, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other Equity Securities or ownership interests in the Company or any Company Subsidiary other than the awards and entitlements disclosed in the foregoing clause (iii), and the Company does not have any shares of capital stock or other equity or voting interests issued or outstanding or other Equity Securities except as set forth in this or the preceding sentence. The Company has no contractual obligation to issue or agree to issue any shares of capital stock or voting securities of, or other Equity Securities in, the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other Equity Securities in, the Company, other than Company Common Stock issued pursuant to the vesting and payment of Company Restricted Shares or Company RSUs outstanding as of the date hereof in accordance with their terms. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable (meaning that a holder of a share of Company Common Stock shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such share). None of the issued and outstanding shares of Company Common Stock are subject to any preemptive rights, purchase option, call option, right of first refusal or any kind of similar right of any kind that obligate the Company to issue of sell any shares of Company Common Stock, or give any Person a right to subscribe for or acquire any Company Common Stock, and no securities or obligations evidencing such rights are authorized, issued or outstanding. None of the issued and outstanding shares of Company Common Stock have been issued in violation of any securities Laws, except as would not be, any which would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. All shares of Company Common Stock held in treasury by the Company are free and clear of all material Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under applicable Securities Laws.

(b) There are no outstanding bonds, debentures, notes or other obligations, indebtedness or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the Company’s shareholders on any matter (whether together with such shareholders or as a separate class).

(c) Section 3.05(c) of the Disclosure Schedules sets forth a true and complete list of all outstanding Company Equity Awards as of February 8, 2025, including the name of the Person to whom such Company Equity Awards have been granted, the number of shares of Company Common Stock subject to each Company Equity Award (for performance-based Company Restricted Shares, reflected at target level but also indicating maximum level), the vesting schedule and the date on which such Company Equity Award was granted. All shares of Company Common Stock to be issued pursuant to, or in respect of, any Company Equity Award shall be (or were, as applicable), when issued, duly authorized, validly issued, fully paid, nonassessable (meaning that a holder of a share of Company Common Stock shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such share) and free of preemptive rights. Other than the Company Equity Awards set forth in Section 3.05(c) of the Disclosure Schedules, there are no other equity or equity-based awards or other rights with respect to the Company Common Stock, issued and outstanding or promised but ungranted under the Company Equity Plan or otherwise as of the date of this Agreement. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Plan and all applicable Laws. Each Company Equity Award may, by its terms, be treated at the Closing as set forth in Section 2.03.

(d) There are no voting trusts, voting agreements or other agreements, commitments, understandings or other obligations of the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary (or, to the Company’s Knowledge, any shareholder of the Company or Affiliate thereof) is otherwise bound, to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock or any other Equity Securities of the Company (other than pursuant to the terms of the Company Equity Awards) or any Company Subsidiary.

(e) Except as set forth on Section 3.05(e) of the Disclosure Schedules or under a Company Plan, there are no (i) obligations, arrangements, understandings or commitments of any character to which the Company is a party or by which the Company is bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock or other Equity Securities or voting interests of the Company or (ii) stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or other rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of the Company. The Company has not granted, nor is the Company party to or bound by any Contract providing for, any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of capital stock or other Equity Securities of the Company or any Company Subsidiary.

(f) All dividends or other distributions on the shares of Company Common Stock which have been authorized and declared prior to the date of this Agreement have been paid in full (and there are no such dividends that have been publicly announced but which are not yet due and payable).

Section 3.06. Subsidiaries.

(a) Each Company Subsidiary is duly organized and validly existing under the Laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified to do business as a foreign corporation and is in good standing (or its equivalent, where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.06(a) of the Disclosure Schedules sets forth a true and complete list of all of the Company Subsidiaries and the record owner(s) of the authorized, issued and outstanding Equity Securities of each such Subsidiary, and none of the Company or any Company Subsidiary holds any other Equity Securities in any other Person.

(b) All issued and outstanding shares of capital stock or other Equity Securities of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable (meaning, in respect of Company Subsidiaries incorporated under the Laws of The Netherlands, that a holder of a share shall not by reason of merely being such a holder be subject to assessment or calls by the relevant Company Subsidiary or its creditors for further payment on such share). All Equity Securities in each of the Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary to issue, transfer or sell any Equity Securities or other interests with respect to any Company Subsidiary. All issued and outstanding shares or other Equity Securities or voting interests of each Company Subsidiary are beneficially owned directly or indirectly by the Company, free and clear of preemptive rights and all Liens, other than Permitted Liens. There are no options, warrants, or other rights, agreements, arrangements or commitments of any character in favor of any Person (other than the Company or a wholly owned Company Subsidiary) to which the Company or any Company Subsidiary is a party or bound (i) relating to the issued or unissued capital stock or other Equity Securities of any Company Subsidiary, (ii) obligating any Company Subsidiary to issue or sell any shares of its Equity Securities or (iii) redeem or otherwise acquire any Equity Securities of any Company Subsidiary.

(c) There are no outstanding bonds, debentures, notes, debt securities or other indebtedness or obligations in favor of any Person (other than the Company or a wholly owned Company Subsidiary), the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with any Company Subsidiary’s shareholders or other applicable equityholders on any matter (whether together with such shareholders or as a separate class).

(d) All dividends or other distributions on the shares, units, membership interests or other Equity Securities of each Company Subsidiary, as applicable, which have been authorized and declared and are payable to any Person other than the Company or any other Company Subsidiary prior to the date of this Agreement have been paid in full (and there are no such dividends that have been publicly announced but which are not yet due and payable).

Section 3.07. SEC Reports, Financial Statements; Internal Controls.

(a) During the past three (3) years, the Company has filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the 1933 Act or the 1934 Act (the “Securities Laws”) (including all Contracts and amendments thereto required to be filed as an exhibit of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (collectively, the “Company SEC Reports”).

(b) As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the 1933 Act) and as of their respective filing or furnishing dates (in the case of all other applicable Company SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing, each Company SEC Document (i) was prepared in all material respects in accordance with the requirements of the Securities Laws in effect as of such date, (ii) complied at such time in all material respects with the requirements of the Securities Laws and (iii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement that were supplied by or on behalf of Parent or Buyer. The Company has no material outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. No Company Subsidiary is required to file any periodic report with the SEC. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports filed during the past three (3) years (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries for the period set forth therein and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports filed during the past three (3) years (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case as of its date in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except (i) to the extent disclosed in later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, (ii) as may be indicated in the notes thereto and (iii) in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the 1934 Act and pursuant to Sections 13 or 15(d) of the 1934 Act, subject in the case of any financial statements filed on Form 10-Q to normal year-end audit adjustments which would not be material in amount or effect.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act) where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(e) As of the date hereof, there are no liabilities of the Company or any Company Subsidiary of a nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required under GAAP to be reserved against, reflected or set forth on the consolidated financial statements of the Company and the Company Subsidiaries or the notes thereto, other than liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet of the Company and the Company Subsidiaries dated as of September 30, 2024 (including the notes thereto) included in the Company SEC Reports publicly available prior to the date of this Agreement, (ii) incurred pursuant to this Agreement in connection with the Transactions, (iii) incurred in their ordinary course of business subsequent to September 30, 2024, (iv) solely between or among the Company and the Company Subsidiaries, (v) which have been discharged or paid in full prior to the date of this Agreement and (vi) that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company has established, and the Company and the Company Subsidiaries maintain, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the 1934 Act) which is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. There have been no changes in the Company’s internal control over financial reporting since September 30, 2024 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting.

(g) The Company has established disclosure controls and procedures required by Rule 13a-15 or 15d-15 promulgated under the 1934 Act that are designed to ensure that material information required to be publicly disclosed is recorded and reported on a timely basis in the Company SEC Reports and to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the 1934 Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud known to the Company that involves management or other Company Service Providers who have a significant role in the Company’s internal controls over financial reporting, whether or not material to the business of the Company and the Company Subsidiaries, taken as a whole. The Company has made available to Parent true and complete copies of all material reports regarding internal controls made by management to the Company’s independent auditors or to the Audit Committee of the Company Board since December 31, 2023. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023 and has made all certifications required pursuant to the applicable provisions of the Sarbanes-Oxley Act.

Section 3.08. Disclosure Documents; Information Supplied.

(a) Each document required to be filed by the Company with or to the SEC or required to be distributed or otherwise published or disseminated by the Company to the Company’s shareholders, in each case, in connection with the Transactions, including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, (i) will comply as to form in all material respects with the applicable requirements of the 1934 Act and other applicable Law governing the preparation, distribution and dissemination of such documents in each case as in effect as of such time and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) None of the information supplied or to be supplied by or on behalf of the Company or the Company Subsidiaries for inclusion in the Offer Documents (including Schedule TO) or in the Company Disclosure Documents will (i) in the case of the Offer Documents, at the time of the filing or the filing of any amendment or supplement thereto, at the time of any distribution or dissemination thereof, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) in the case of the Company Disclosure Documents, on the date EGM Materials are first mailed to the Company’s shareholders or at the time of the EGM, or at the time of filing the Schedule 14D-9 or any amendment or supplement thereto, at the time of any distribution or dissemination thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.08 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Offer Documents (including the Schedule TO) based upon information supplied by Parent, Buyer or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 3.09. Absence of Certain Changes. From September 30, 2024 through the date of this Agreement, the Company and each of the Company Subsidiaries has conducted its business in the ordinary course of business in all material respects (except with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any Company Subsidiary; (b) any material change in the Company’s accounting principles, practices or methods that would be required to be disclosed in the Company’s financial statements in accordance with GAAP except insofar as may have been required by a change in GAAP or as described in the notes to the Company’s financial statements; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10. Compliance with Laws; Regulatory Matters. (i) The Company and each of the Company Subsidiaries is, and in the past three (3) years has been, in compliance with all applicable Laws, and (ii) during the past three (3) years, neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation or failure to comply with applicable Law, except in the case of each of clause (i) and (ii) for non-compliance or violations which have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, there is no investigation, examination, audit or review by any Governmental Authority pending or threatened in writing with respect to the Company or any Company Subsidiary. The Company and each Company Subsidiary has all permits, licenses, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances of any Governmental Authority necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date of this Agreement (each, a “Permit”), except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice or other written communication that any Permit will be terminated, revoked, suspended, cancelled or modified or cannot or will not be renewed, except which would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending Actions or, to the Company’s Knowledge, Actions threatened in writing that would reasonably be expected to result in modification, termination, suspension, cancellation or revocation thereof, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, in the past three (3) years, the Company and each Company Subsidiary has been in compliance with the terms and requirements of such Permits except for non-compliance or violations which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11. Litigation. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no Action pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or other Person and (ii) neither the Company nor any Company Subsidiary nor any of the Company Properties or other properties or assets of the Company or any Company Subsidiary is subject to or bound by any outstanding Order of any Governmental Authority specifically imposed upon the Company or any Company Subsidiary. As of the date hereof, there is no Action pending against, or to the Company’s Knowledge, threatened in writing, to which the Company or any Company Subsidiary is a party (or of which they have received notice) seeking to prevent, hinder, modify, delay or challenge any of the Transactions.

Section 3.12. Properties.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to, or has a valid leasehold interest in, each of the real properties identified as owned or leased by the

Company in the Company SEC Reports (collectively, the “Company Properties”). Section 3.12(a)(i) of the Disclosure Schedules sets forth a true and complete list of all Company Properties and the Company Subsidiary which owns such Company Property. Section 3.12(a)(ii) of the Disclosure Schedules sets forth a true and complete list of all leases pursuant to which the Company or any Company Subsidiary is a tenant of real property as of the date of this Agreement and the Company Subsidiary which is the tenant under each such lease (each, a “Material Company Real Property Lease”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of Liens, except for Permitted Liens. Neither the Company nor any Company Subsidiary is a tenant of real property pursuant to a ground lease. Except as would not be material to any Company Property, no Person or tenant other than the Company or Company Subsidiary, as applicable, has any right to use or occupy all or any portion of such Company Properties. True, correct and complete copies of each Material Company Real Property Lease have been made available to Buyer prior to the date hereof. All Material Company Real Property Leases are in full force and effect and are enforceable against each of the Company or the Company Subsidiary that is a party thereto, and to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (A) neither the Company nor any Company Subsidiary has received any written claim or notice of material breach or material default under any such Material Company Real Property Lease or any written notice of any party’s intent to cancel or terminate any Material Company Real Property Lease, and (B) to the Company’s Knowledge, no Event has occurred which individually or together with other Events would reasonably be expected to result in a material breach or a material default under any Material Company Real Property Lease by the Company or any Company Subsidiary as party thereto (in each case, with or without notice or lapse of time or both).

(b) Section 3.12(b) of the Disclosure Schedules sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding Contract to be sold, leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy or lease or sublease as a tenant any real properties at some future date, or pursuant to which either the Company or any Company Subsidiary is obligated to lease as landlord any Company Property to any third party (other than hotel guests in the ordinary course of the Company’s and the Company Subsidiaries’ business and retail leases that are not material to any Company Property).

(c) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of the Company Properties, that would interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming its continued use in the manner it is currently operated) or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations (A) of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances or (B) that would not be material to the operation of such Company Property), which have not been cured or contested in good faith.

(d) Except for any statutory rights or statutory options to occupy or purchase any Company Property, in either case in favor of a Governmental Authority, neither the Company nor any Company Subsidiary has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any Contract for sale or letter of intent to sell any Company Property or any portion thereof.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, free and clear of all Liens, other than Permitted Liens, and all such property is in good operating condition and repair (ordinary wear and tear expected) and is suitable for its present use.

Section 3.13. Intellectual Property; Privacy & Data Security.

(a) Section 3.13(a) of the Disclosure Schedules sets forth a list of all Intellectual Property Rights owned by the Company or any Company Subsidiary that is registered or is the subject of an application for registration by any Governmental Authority or domain name registrar as of the date of this Agreement (the “Registered Intellectual Property”). To the Company’s Knowledge, (i) all material Registered Intellectual Property is exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens), except as disclosed in Section 3.13(a) of the Disclosure Schedules, (ii) all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees and (iii) all material Registered Intellectual Property is valid, subsisting and enforceable. No material Registered Intellectual Property (A) has been abandoned, cancelled or adjudicated invalid, or (B) is subject to any outstanding order, writ, injunction, judgment, stipulation or decree restricting its use or adversely affecting the rights of the Company or the applicable Company Subsidiary in such Intellectual Property Rights.

(b) To the Company’s Knowledge (i) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party and (ii) in the last three (3) years, neither the Company nor any Company Subsidiary has received any written notice, charge, complaint, claim, other written assertion or, to the Company’s Knowledge, oral notice of any infringement, violation, misappropriation of any Intellectual Property Rights of any Person, or allegations to that effect, except in each of (i)-(ii) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the last three (3) years, no suit, action, reissue, reexamination, inter-party review, public protest, interference, arbitration, mediation, opposition, cancellation, internet domain name dispute resolution or other proceeding that is material to the Company and the Company Subsidiaries, taken as a whole, has been threatened in writing or asserted, is pending or, to the

Company’s Knowledge, as of the date of this Agreement, has otherwise been threatened in writing concerning any claim or position that the Company or any Company Subsidiary has violated any Intellectual Property Rights. To the Company’s Knowledge, no third party is currently infringing, misappropriating or otherwise violating any Intellectual Property Rights that are material to the operation of the business of the Company or any Company Subsidiary.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess rights to use, all Intellectual Property Rights necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted provided, however, that the foregoing representation and warranty in this Section 3.13(c) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property Rights (which is addressed in Section 3.13(b)).

(d) To the Company’s Knowledge, as of the date of this Agreement, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets of the Company and the Company Subsidiaries. To the Company’s Knowledge, no such material Trade Secrets have been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secrets by such Person.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, the Company, each Company Subsidiary, and to the Company’s Knowledge, all its Affiliates and/or third parties Processing Personal Information on behalf of or jointly with the Company or any Company Subsidiary (collectively, “Data Partners”), have complied with all (i) Privacy Laws, (ii) published privacy policies, statements, and privacy notices with respect to privacy, security, or the Company’s or any Company Subsidiary’s Processing of Personal Information and (iii) contractual commitments with respect to privacy, security or the Company’s or any Company Subsidiary’s Processing of Personal Information (collectively, the “Privacy Requirements”). The Company has caused Paradise USA to post a privacy notice on its website governing the Processing of Personal Information by the applicable Company Subsidiaries, and such privacy notice is and has been materially accurate, consistent and complete and not misleading or deceptive in any material respect, including by material omission, and posted in a manner reasonably accessible to individuals whose Personal Information is being collected, used, or Processed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the last three (3) years, neither the Company nor any Company Subsidiary has (x) notified or been required to notify any Person regarding a Security Incident, or (y) received any written notice, inquiry, request, claim, complaint, correspondence or other communication from a Person, or been the subject of any investigation or legal proceeding by, any Governmental Authority alleging that the Company or any of the Company Subsidiaries has violated any Privacy Laws through the date of this Agreement. To the Company’s Knowledge, the execution, delivery, and performance of this Agreement and Transactions do not and will not: (i) conflict with or result in a violation or breach of any Privacy Requirements; or (ii) otherwise prohibit the transfer of Personal Information to the Buyer or Parent.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, the Company and each Company Subsidiary has implemented commercially reasonable technical, physical, and organizational measures, plans, procedures, controls, and programs, including a written information security program, designed to (i) maintain the confidentiality, integrity and security of the IT Systems and all Personal Information and confidential information Processed by the Company or any Subsidiary, and protect the same against a Security Incident and (ii) identify and address internal and external risks to the privacy and security of Personal Information and confidential information. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, neither the Company, any of the Company Subsidiaries, nor to the Company’s Knowledge, any of its Data Partners, have suffered any Security Incidents.

Section 3.14. Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has duly and timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Tax Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports. Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to income Taxes or agreed to any extension of time with respect to any income Tax assessment or deficiency, other than automatic extensions to file a Tax Return granted in the ordinary course of business.

(b) (i) There are no audits, examinations, claims, investigations by any Tax Authority or other proceedings ongoing, pending or threatened in writing with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Tax Authority in a jurisdiction where the Company or a Company Subsidiary does not file a particular type of Tax Return or a particular Tax that the Company or such Company Subsidiary are required to file such Tax Returns or pay such Taxes and (ii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement (including any “closing agreement” under Section 7121 of the Code or any advanced pricing agreement) with, the IRS or other Tax Authorities relating to Taxes.

(c) There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary except for Permitted Liens described in clauses (i)(A) and (i)(B) of the definition thereof.

(d) There is no Tax allocation or Tax sharing agreement or similar Tax arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial Contracts or borrowings entered into in the ordinary course of business the primary subject matter of which is not Taxes, or any customary arrangements or sharing agreements solely among the Company or Company Subsidiaries as a result of the existence of a fiscal unity (fiscale eenheid) in The Netherlands).

(e) In the past three (3) years, neither the Company nor any Company Subsidiary (i) has had a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident. To the Company’s Knowledge, in the past three (3) years, the Company is not and has not been a “controlled foreign corporation” under Section 957 of the Code. To the Company’s Knowledge, in the past three (3) years, the Company does not have and has never earned any “effectively connected earnings and profits” within the meaning of Section 884(d) of the Code. Neither the Company nor any Company Subsidiary organized or incorporated outside the United States has elected under Section 897(i) of the Code to be treated as a “domestic corporation,” is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code. Neither the Company nor any Company Subsidiary owns any real property located in the United States or the Virgin Islands.

(f) The Company and the Company Subsidiaries have no liability for Taxes of any Person (other than the Company or Company Subsidiaries) (i) as a result of being a member of a fiscal unity (fiscale eenheid) in The Netherlands or under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of Law), (ii) as a transferee or successor or (iii) by operation of Law.

(g) During the last three (3) years, each of the Company and the Company Subsidiaries has duly and timely withheld, paid and remitted all material Taxes required to have been withheld, paid and remitted in connection with any amounts paid by the Company and the Company Subsidiaries to any vendor, employee, independent contractor, creditor, stockholder or other third party.

(h) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any transaction reportable under a similar or analogous provision of state, local or non-U.S. Law.

(i) During the two (2)-year period ending on the date of this Agreement, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(j) Section 3.14(j) of the Disclosure Schedules sets forth if an election was made pursuant to IRS Form 8832 for each of the Company and the Company Subsidiary and the effective date of such election, if applicable.

(k) Neither the Company nor any Company Subsidiary is or has ever been part of a value-added Tax or similar group for indirect Tax purposes.

(l) Neither the Company nor any Company Subsidiary has any material liability in respect of escheat or unclaimed property.

Section 3.15. Employee Benefit Plans.

(a) Section 3.15(a) of the Disclosure Schedules sets forth a true and complete list of each Company Plan (other than (x) offer letters on substantially the form provided to Buyer prior to the date hereof that are “at will,” terminable without advance notice, severance or any other liability greater than that required under applicable Law (if any), and that do not contain any transaction, retention or similar incentives, in each case, provided that the form of such offer letter is set forth in the Disclosure Schedule and any such offer letter that materially deviates from the scheduled form is separately scheduled and (y) any immaterial non-cash benefits provided to employees at worksites) with each material Company Foreign Benefit Plan designated as such. The Company has made available to Parent a true and complete copy, as applicable, of (i) each Company Plan (including any amendments thereto and descriptions of all material terms of any such plan that is not in writing), (ii) the three most recent annual reports with accompanying schedules and attachments, (iii) the most recent summary plan description (and any summary of material modifications), (iv) the most recently received determination or opinion letter issued by the Internal Revenue Service and each currently pending application for a determination letter, (v) the three most recently prepared annual reports, actuarial reports, financial statements and trustee reports, and (vi) all material non-routine records, notices, filings and written communications concerning Internal Revenue Service or U.S. Department of Labor audits or investigations, of any Company Plan and any proposed Company Plan.

(b) Each Company Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination. Each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan has been established, maintained, operated and administered in accordance with its terms and in accordance with the requirements of applicable Law, including ERISA and the Code, and (ii) each of the Company and the Company Subsidiaries has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any material default or violation by any party to, any Company Plan.

(d) Except as set forth on Section 3.15(d) of the Disclosure Schedules, no Company Plan is, and none of the Company, any Company Subsidiary or any other entity (whether or not incorporated) that, together with the Company or any Company Subsidiary, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA (each an “ERISA Affiliate”), maintains, contributes to, or participates in, or has at any time within the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability, whether fixed or contingent, with respect to, (i) any employee benefit plan subject to Title IV of ERISA, (ii) any multiemployer plan (within the meaning of ERISA Section 3(37) or ERISA Section 4001(a)(3)), (iii) any multiple employer pension plan or (iv) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all payments, benefits, premiums and/or contributions required to have been made with respect to all Company Plans either have been made or have been accrued in accordance with the terms of the applicable Company Plan and applicable Law, (ii) no Action has been made, commenced, is pending or, to the Company’s Knowledge, is threatened (including, without limitation, any audit or investigation by any Governmental Authority) with respect to any Company Plan or the assets or administrators thereof (other than for benefits payable in the ordinary course of business), (iii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan, and neither the Company nor any Company Subsidiary has engaged in any prohibited transaction, in any case that have not been corrected in full without further liability, and (iv) with respect to each Company Plan, (A) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Plan have occurred, and (B) no Lien has been imposed under the Code, ERISA or any other applicable Law, and (C) neither the Company nor any of the Company Subsidiaries has made any application in respect of such Company Plan under the Employee Plans Compliance Resolution System, the Department of Labor Voluntary Fiduciary Correction Program or any other voluntary correction program.

(f) No Company Plan provides for, and neither the Company nor any Company Subsidiary has any obligation to provide (whether pursuant to any Company Plan or otherwise), post-termination or retiree medical benefits (other than under Section 4980B of the Code or similar state Law or pursuant to subsidized coverage for a fixed period of time following certain qualifying terminations of employment) to any current or future retiree or former employee.

(g) Neither the execution and delivery of this Agreement or any Ancillary Agreement nor the Closing will (either alone or together with any other event) (i) except as expressly provided in this Agreement, (A) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former Company Service Provider, or (B) increase any benefits payable to any Company Service Provider or trigger any other obligation under any Company Plan or (ii) result in any payment or benefit to any current or former Company Service Provider which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(h) No compensation has been or would reasonably be expected to be includable in the gross income of any Company Service Provider as a result of the operation of Section 409A of the Code. No Company Plan provides for, and neither the Company nor any Company Subsidiary is otherwise obligated to provide, the gross-up or reimbursement of Taxes under Section 409A, Section 280G or Section 4999 of the Code or otherwise.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, the Company Subsidiaries and each of their respective ERISA Affiliates are in compliance in all material respects with the applicable requirements of Section 4980B of the Code and any similar state Law, and the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and, without limiting the foregoing, neither the Company nor any of the Company Subsidiaries owes any amount under Sections 4980H, 6671 or 6672 of the Code. No Company Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The obligations of Company Plans that provide health, welfare or similar insurance are fully insured by third-party insurers. No Company Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider. Company Plan that is intended to meet the requirements of Section 125 of the Code meets such requirements, and each program of benefits for which employee contributions are provided pursuant to elections under any Company Plan meets the applicable requirements of the Code.

(j) With respect to any Company Plan that is governed by the Laws of any jurisdiction outside of the United States or maintained primarily for the benefit of individuals regularly employed outside the United States (each, a “Company Foreign Benefit Plan”), (i) all such Company Foreign Benefit Plans have been established, maintained and administered in material compliance with their terms and all applicable Laws of any controlling Governmental Authority and the requirements of such Company Foreign Benefit Plan’s governing documents and any applicable Labor Agreements, (ii) such Company Foreign Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Company Foreign Benefit Plan any required determinations, if any, that such Company Foreign Benefit Plan is in compliance in all material respects with the applicable Laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Company Foreign Benefit Plan, (iii) neither the execution and delivery of this Agreement or any Ancillary Agreement, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any liability with respect to such Company Foreign Benefit Plan, (iv) no material liability exists or could reasonably be expected to be imposed on Parent, Buyer or any of their respective Affiliates by reason of such Company Foreign Benefit Plan, and (v) all such Company Foreign Benefit Plans that are required to be funded are funded in accordance with the applicable funding requirements, in each case except as has not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16. Employee and Labor Matters

(a) The Company has provided a true and complete list, as of the date of this Agreement, of all employees of the Company or any Company Subsidiary and each such employee’s job title whether paid on an hourly or salary basis, current annual salary rates or current hourly wages, as applicable, employing entity, hire date, principal work location (city, state and country), if classified as an employee status as exempt or non-exempt under the Fair Labor Standards Act of 1938, as amended, and any other applicable wage and hour Law, and Union affiliation (if any). The Company has also provided a true and complete list of all individuals engaged on an independent contractor basis (including sole proprietorships and those providing services through an entity wholly owned and operated by them) by the Company or any of the Company Subsidiaries as of the date hereof, by name, position or job function, date of retention, and rate of renumeration. For each Company Property, the Company and the Company Subsidiaries do not engage any third-party management company or similar Person to employ employees of such Company Property. The Company and the Company Subsidiaries do not engage temporary or leased employees in any material manner.

(b) Except as set forth on Section 3.16(b) of the Disclosure Schedules: (i) neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, Contract or other written agreement or understanding with a Union (including any side letter agreements, exhibits, or amendments thereto or any memoranda of understanding with any Union or any neutrality agreements) (a “Labor Agreement”), (ii) there are no negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any Union regarding any Labor Agreement, (iii) in the last three (3) years there have been no decertification proceedings, and (iv) no Union represents, to the Company’s Knowledge purports to represent, or has filed a petition to represent any Company Service Provider. Except with respect to the Labor Agreements set forth on Section 3.16(b) of the Disclosure Schedule, to the Company’s Knowledge, there are, and in the past three years have been, no material organizing activities by or of any Company Service Providers with respect to their employment or engagement with the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is required to notify or consult with any Union or Company Service Provider relating to the Transactions. To the Company’s Knowledge, and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is, and in the last three (3) years has been, no unfair labor practice charge, labor arbitration, material grievance, strike, work stoppage, picketing, lockout, or other organized work disruption or material dispute pending, threatened in writing, or, to the Company’s Knowledge, threatened orally against or affecting the Company or any Company Subsidiary relating to their business.

(c) There are no, and in the past three (3) years there have not been any, Actions pending, threatened in writing or, to the Company’s Knowledge, threatened orally against the Company or any of the Company Subsidiaries in any forum, by any Governmental Authority or by or on behalf of any present or former Company Service Provider or any applicant for employment of the Company or any of the Company Subsidiaries, concerning or alleging breach of any express or implied employment Contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship or otherwise arising out of or relating to any labor or employment-related practices of the Company or any of the Company Subsidiaries, in each case, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past three (3) years, the Company and the Company Subsidiaries have investigated all allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegations (if any) of sexual or discriminatory harassment would result in any material loss to the Company or any Company Subsidiary or bring the Company or any Company Subsidiary into material disrepute.

(d) The Company and the Company Subsidiaries, have been and are in compliance with (i) all applicable Laws respecting labor, employment and labor or employment practices, joint employment, and terms and conditions of employment, including without limitation as relates to hiring, testing, background checks, training, collective bargaining, disability, accommodations, worker classification, immigration, health and safety, wages, hours, benefits, harassment, non-discrimination, retaliation, whistleblowing, leaves of absence, discipline, privacy, notice, records, termination, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes in respect thereof, and any other employment or labor related matters and (ii) all obligations of the Company and the Company Subsidiaries under any Contract relating to employment, including any employment agreement, consulting agreement, severance agreement or Labor Agreement, except in each case in subsections (i) and (ii), any such noncompliance that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All current and former Company Service Providers have been properly classified for purposes of all Laws and the Company has made all appropriate filings in connection with services provided by, and compensation paid to, such Company Service Providers, and all employees of the Company and the Company Subsidiaries have been properly classified under all wage and hour Laws, except, in each case, as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to any Company Service Providers or other employees or otherwise relating to any labor or employment practices. With respect to any employees based in the United States, the Company and the Company Subsidiaries maintain accurate and complete, in all material respects, Form I-9s with respect to each of their former and current employees in accordance in all material respects with applicable Laws concerning immigration and employment eligibility verification obligations.

(e) (i) The Company and the Company Subsidiaries have paid in full to all of their respective Company Service Providers or adequately accrued for in accordance with applicable laws and accounting standards all compensation and benefits due to or on behalf of such Company Service Providers; and (ii) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending, threatened in writing or, to the Company’s Knowledge, threatened orally by or before any Governmental Authority with respect to any Company Service Providers against the Company or Company Subsidiaries, except in each case in subsections (i) and (ii), as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as set forth in Section 3.16(f) of the Disclosure Schedules, within the three (3) years prior to the date of this Agreement, the Company and the Company Subsidiaries have complied with the Worker Adjustment and Retraining Notification Act or other similar foreign, state or local Law (a “WARN Act”) regarding facility closings, mass layoffs, redundancies or reductions-in-forces in all material respects. As of the date hereof, no employees of the Company or any of the Company Subsidiaries are involuntarily on temporary layoff or working hours that have been reduced by fifty percent (50%) or more.

Section 3.17. Environmental Matters.

(a) Except as set forth in Section 3.17(a) of the Disclosure Schedules or as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries are, and in the past three (3) years, have been, in compliance with all Environmental Laws.

(ii) The Company and each of the Company Subsidiaries has obtained and are in compliance with all Permits required under applicable Environmental Laws with respect to the operation of the Company’s and the Company Subsidiaries’ business as currently conducted, each of which is valid, binding and in full force and effect, with no Actions pending or, to the Company’s Knowledge, threatened in writing that seek the revocation, cancellation, suspension or materially adverse modification of any such Permit.

(iii) In the past three (3) years, except for matters that have since been fully and finally resolved, neither the Company nor any Company Subsidiary has received (i) any written request for information from any Person, or (ii) any Action, claim, order or notice from any Person that relates to any failure to comply with, violation of or liability under Environmental Laws or any applicable Permit required under applicable Environmental Laws.

(iv) No Action or claim is pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary under any Environmental Laws.

(v) To the Company’s Knowledge, there are no Hazardous Substances present at the Company Properties or at any location to which the Company or any Company Subsidiary has arranged, by Contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Substances, except in compliance with all applicable Environmental Laws.

(b) The Company has made available to Buyer copies of all material assessments, studies, and reports in its possession related to the environmental condition of the Company Properties or to the Company’s and Company Subsidiaries’ compliance with Environmental Laws in the past three (3) years, including all Phase I and Phase II environmental site assessments.

Section 3.18. Economic Sanctions/Trade Laws. The Company and the Company Subsidiaries, and their respective officers and directors, and, to the Company’s Knowledge, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiaries, are currently, and have been since April 24, 2019, in compliance with all applicable Economic Sanctions/Trade Laws and have not been a Sanctions Target. Neither the Company nor any Company Subsidiaries, nor any of their respective officers, directors, or employees, nor, to the Company’s Knowledge, any agents or other third-party representatives acting on behalf of the Company or any of the Company Subsidiaries, are currently, or have been since April 24, 2019 operating or conducting business in or with a Sanctioned Country, or participating in any transaction or otherwise engaging in dealings with any Sanctions Target to the extent such activities violate applicable Economic Sanctions/Trade Laws.

Section 3.19. Company Contracts.

(a) Section 3.19 of the Disclosure Schedules sets forth a true, correct and complete list of each of the following Contracts (together with any amendments, supplements or modifications thereto) to which the Company or any of the Company Subsidiaries or their respective assets or businesses are bound, other than any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and the Company Subsidiaries, taken as a whole, included in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement (each Contract required to be listed in Section 3.19 of the Disclosure Schedules or which is a “material contract” described above, collectively, the “Company Contracts”):

(i) any Contract that purports to limit the localities in which the Company’s or the Company Subsidiaries’ businesses are conducted in any manner, or the ability of the Company or the Company Subsidiaries to compete with any Person or in any business, including any non-compete agreements or agreements limiting the ability of the Company or any of the Company Subsidiaries from soliciting customers or employees or other Persons, in each case of the foregoing, in any material respect;

(ii) any Contract that contains any exclusivity, “most favored nation”, “take or pay”, minimum requirements, right of first refusal or offer or other similar provisions, which is material to the Company and the Company Subsidiaries taken as a whole;

(iii) any Contract providing for franchising, membership, rewards or management of the business of the Company or the Company Subsidiaries which is material to the Company and the Company Subsidiaries taken as a whole, and, to the extent not included in the foregoing, any Franchise Agreements to which the Company or any Company Subsidiary is a party;

(iv) any Contract (A) which contemplates consideration in excess of $30 million with respect to the acquisition or disposition of any Person, or any of its assets or Equity Securities, or any line of business, directly or indirectly and whether by way of merger, acquisition of Equity Securities or acquisition of assets, (B) that is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other Equity Securities of any Person, pursuant to which the Company or any of the Company Subsidiaries has continuing “earn out” or other contingent payment or performance obligations, indemnification or other obligations outstanding, or (C) that obligates the Company or any Company Subsidiary to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution, subscription or similar transaction) any Person in excess of $5 million;

(v) any Contract with respect to the settlement of any litigation, proceeding or claim or other Action (A) involving non-monetary relief or monetary relief payable by the Company (and not including any amounts payable by any insurer) in excess of $5 million that remain unpaid as of the date of this Agreement or (B) that materially restricts or imposes material continuing obligations (aside from confidentiality obligations) upon the Company or the Company Subsidiaries;

(vi) any Contract or agreement (i) under which the Company or any Company Subsidiary has created, incurred, assumed or guaranteed any indebtedness in an amount exceeding $10 million or (ii) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (except for leases and Contracts relating to indebtedness disclosed pursuant to clause (i)) on any property or asset of the Company or the Company Subsidiaries that is material to the Company and the Company Subsidiaries, taken as a whole;

(vii) any Contract that is related to the governance or operation of (or establishing) any joint venture, partnership, profit sharing, strategic alliance or similar arrangement, other than such Contract solely between or among any of the Company and the Company Subsidiaries;

(viii) all license agreements or other Contracts (A) pursuant to which third-party Intellectual Property Rights that are material to the operation of the business of the Company or any Company Subsidiary is licensed to the Company or a Company Subsidiary (excluding any licenses for generally commercially available software) or (B) in which the Company or any Company Subsidiary has granted any license under any Intellectual Property Rights owned by the Company or any Company Subsidiary that is material to the operation of the business of the Company or a Company Subsidiary to any third party (other than non-exclusive licenses granted in the Company’s and the Company Subsidiaries’ ordinary course of business, including to customers, suppliers, distributors and other vendors);

(ix) any Contract between the Company or a Company Subsidiary and a third party that provides for or relates to any currency, interest, hedging, derivatives or similar arrangement (other than non-speculative hedges or forward Contracts entered into in the Company’s and the Company Subsidiaries’ ordinary course of business);

(x) any Contract for the employment or engagement of any Company Service Provider, which, for the avoidance of doubt, shall not include standard offer letters on substantially the form provided to Buyer that are “at will,” terminable without advance notice, severance or any other liability greater than that required under applicable Law (if any), and that do not contain any transaction, retention or similar incentives, in each case, provided that the form of such offer letter is set forth on Section 3.15(a) of the Disclosure Schedule, (A) providing target annual cash compensation at or above $300,000, (B) providing for the payment of any compensation or benefits upon or in connection with the consummation of the Transactions or (C) to the extent such Company Service Provider in located in the United States, providing for any severance, termination or notice payments or benefits upon a termination of the applicable Company Service Provider’s employment or other service with the Company or any Company Subsidiary unless such payments or benefits are required by applicable Law or Labor Agreement;

(xi) any Labor Agreement;

(xii) any Contract between the Company or any of the Company Subsidiaries, on the one hand, and any of the Company’s or the Company Subsidiaries’ respective directors, officers, employees or shareholders who in each case, to the Company’s Knowledge, own five percent (5%) or more of the Shares, on the other hand;

(xiii) any indemnification agreement with any director or officer of the Company or any Company Subsidiary, other than to the extent on substantially the same form as the Company’s standard forms previously made available to Parent; and

(xiv) any Contract containing a put, call, right of first refusal or offer or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell Equity Securities of another Person.

(b) Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of Company Subsidiary has received any written claim or notice of breach of or default under any such Company Contract or any written notice of intent to cancel or terminate any Company Contract, and (ii) the Company and each Company Subsidiary, as applicable, has performed all obligations required to be performed by it under each Company Contract and no Event has occurred which individually or together with other Events, would reasonably be expected to result in a breach of or a default under any Company Contract by the Company or any Company Subsidiary as party thereto (in each case, with or without notice or lapse of time or both). True, correct and complete copies of each Company Contract have been made available to Buyer and Parent. All Company Contracts are valid, binding and in full force and effect against the Company or such Company Subsidiary that is a party thereto and, to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, subject only to the Enforceability Exceptions.

(c) True, correct and complete copies of each Management Agreement have been made available to Buyer and Parent. Neither the Company nor any Company Subsidiary that is party to a Management Agreement has received a notice of performance test failure that is currently uncured.

Section 3.20. Financial Advisor Fees. Except for PJT Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary in connection with the Transactions or who is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Company or any of its Affiliates in connection with the Transactions.

Section 3.21. Opinion of Company Financial Advisor. The Company Board has received the opinion of PJT Partners LP to the effect that, as of the date of such opinion and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken, and other matters set forth therein, the Offer Consideration to be received by holders of Shares (other than Parent and its Affiliates) provided for pursuant to this Agreement is fair, from a financial point of view, to such holders. A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes promptly following execution of this Agreement.

Section 3.22. Insurance. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries maintain insurance policies as required by applicable Law, (ii) there is no claim by the Company or any Company Subsidiary pending under any such insurance policies which has been denied or disputed by the insurer, (iii) all such insurance policies with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (iv) no written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such insurance policy other than in connection with ordinary course renewals and (v) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder.

Section 3.23. Anti-Takeover Measures. No anti-takeover or similar provision, measure or Law (including any that would qualify as a “beschermingsmaatregel” under the Laws of The Netherlands) that may be invoked or implemented by the Company (or any of its Affiliates) or by a Third Party pursuant to applicable Law or a right granted to such Third Party by the Company (or any of its Affiliates) (each, an “Anti-Takeover Measure”) has been implemented by the Company or any of its Affiliates in relation to the Offer or the Transactions, nor will any Anti-Takeover Measure apply with respect to or as a result of execution of this Agreement or the Tender and Support Agreements or the consummation of the transactions contemplated hereby or thereby.

Section 3.24. Related Party Transactions. There have been no transactions or Contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (any such transaction or Contract, a “Related-Party Agreement”), which have not been so reported, in the past three (3) years.

Section 3.25. Anti-Corruption Compliance. Since April 28, 2019, (a) the Company and the Company Subsidiaries have complied in all material respects with all applicable Anti-Corruption Laws, and (b) neither the Company nor any Company Subsidiary or Person acting on the Company’s or any Company Subsidiary’s behalf has offered, given, authorized, or promised, anything of value, directly or indirectly, to any Person, including to any Public Official, for the purpose of (i) improperly influencing any official act or decision of such Person, (ii) inducing such Person to do or omit to do any act in violation of a lawful duty or (iii) securing any improper benefit or favor for the Company or the Company Subsidiaries or in connection with this Agreement. The Company has implemented, and the Company and the Company Subsidiaries maintain, policies and procedures designed to ensure compliance with Anti-Corruption Laws. Neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental entity or agency (including but not limited to the U.S. Department of Justice, SEC, or U.K. Securities Fraud Office) with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Law. To the Company’s Knowledge, since April 28, 2019, neither the Company nor any Company Subsidiary or Person acting on its or any Company Subsidiary’s behalf has received any written notice, request, or citation from a Governmental Authority for non-compliance with any of the foregoing of this Section 3.25.

Section 3.26. No Other Representations and Warranties. Except for the representations and warranties set forth in Article IV, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Buyer to the Company, and Parent and Buyer hereby disclaim any such representation or warranty, whether by or on behalf of Parent or Buyer, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent or Buyer or any of their Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Parent and Buyer jointly and severally represent and warrant to the Company that:

Section 4.01. Corporate Existence and Power. Each of Parent and Buyer is duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing and those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All of the outstanding shares of capital stock of Buyer have been validly issued and are fully paid and are beneficially owned by, and at the Acceptance Time will be beneficially owned by, Parent, free and clear of all Liens.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Parent and Buyer of this Agreement and each Ancillary Agreement to which Parent or Buyer is or will be a party, and the consummation by Parent and Buyer of the Transactions, including the Offer, are within Parent’s and Buyer’s corporate powers and have been duly and validly authorized by all necessary corporate action on the part of Parent and Buyer and no other corporate proceedings on the part of Parent, Buyer or any of their Subsidiaries are necessary. This Agreement has been, and each Ancillary Agreement to which Parent and Buyer are or will be a party has been or will be, duly executed and delivered by Parent and/or Buyer, as applicable, and assuming due authorization, execution and delivery hereof and thereof by the Company, this Agreement and each such Ancillary Agreement constitutes or will constitute a valid and binding agreement of each of Parent and Buyer, as applicable, subject only to the Enforceability Exceptions.

Section 4.03. Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any Governmental Authority is required by or with respect to Parent, Buyer or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement, any Ancillary Agreement or the consummation of the Transactions, other than (a) compliance with any applicable requirements of the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities Laws, (c) compliance with any applicable rules of the NYSE or NASDAQ, and (d) any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04. Non-Contravention. The execution, delivery and performance by Parent and Buyer of this Agreement and the Ancillary Agreements, as applicable, and the consummation by Parent and Buyer of the Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of Parent or Buyer, (b) assuming compliance with the matters referred to in Section 4.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or the loss of a benefit or right under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Parent, Buyer or any of their Subsidiaries under, or require any consent, waiver or approval of or notice to any Person, or result in the triggering of any rights that the counterparty would not otherwise have or any liabilities that Buyer and Parent would not otherwise have pursuant to, any provision of any Contract or (c) assuming compliance with the matters referred to in Section 4.03, violate or conflict with (i) any Law or Order applicable to Parent, Buyer or any of their Subsidiaries or by which Parent, Buyer or any of their Subsidiaries, or any of their respective properties or assets, may be subject or otherwise bound, or (ii) any rule or regulation of the NYSE applicable to Parent, other than, in the case of each of clauses (b), and (c) above, as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05. Disclosure Documents; Information Supplied.

(a) None of the information supplied or to be supplied by or on behalf of Parent, Buyer or any of their Affiliates for inclusion in the Offer Documents (including the Schedule TO) or in the Company Disclosure Documents will, as applicable, (i) in the case of the Offer Documents, at the time of the filing of the Offer Documents or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) in the case of the Company Disclosure Documents, on the date EGM Materials are first mailed to the Company’s shareholders or at the time of the EGM, or at the time of filing the Schedule 14D-9 or any amendment or supplement thereto, at the time of any distribution or dissemination thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Offer Documents (including the Schedule TO), when filed and when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and all other applicable Laws governing the preparation, distribution or dissemination of such documents, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination, and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 4.05 will not apply to statements or omissions included or incorporated by reference in the Offer Documents (including the Schedule TO) or the Company Disclosure Documents based upon information supplied to Parent or Buyer by the Company or any of their Representatives specifically for use or incorporation by reference therein.

Section 4.06. Sufficient Funds and Financing.

(a) Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, Parent and its Subsidiaries will have sufficient cash, available lines of credit or other sources of immediately available funds to enable Buyer to consummate the Offer and the other Transactions contemplated hereby and pay all amounts required to consummate the Transactions on the Closing Date. Parent and Buyer have delivered to the Company a true, complete and correct copy of an executed commitment letter in effect as of the date of this Agreement (the “Debt Commitment Letter”) from Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC, to provide Debt Financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein. Parent and Buyer acknowledge and agree that the obtaining of any Debt Financing is not a condition to the Closing.

(b) The Debt Commitment Letter has not been amended or modified in any manner as of the date of this Agreement, and, as of the date of this Agreement, no such amendment or modification is contemplated or the subject of current discussions (other than as set forth in the fee letter with respect to market flex rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, or to effectuate the exercise of other placement rights described therein). As of the date of this Agreement, the commitment contained in the Debt Commitment Letter has not been terminated, reduced, withdrawn or rescinded in any respect, and as of the date of this Agreement, no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to the knowledge of Parent, by any other party thereto. As of the date of this Agreement, the Debt Commitment Letter is (a) in full force and effect and (b) the valid, binding and enforceable obligation of Parent or its Affiliates and, to the knowledge of Parent, the other parties thereto, in each case subject to Enforceability Exceptions. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or its Affiliates or, to the knowledge of Parent, any other Person, under the Debt Commitment Letter. All fees (if any) required to be paid under the Debt Commitment Letter on or prior to the date of this Agreement have been paid in full.

(c) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, there are no other Contracts entered into by Parent or any Affiliate thereof related to the funding or investing, as applicable, of the Debt Financing (except for (i) customary fee or fee credit letters relating to the Debt Financing, a true, complete and fully executed copy of each of which has been provided to the Company, with only the fee amounts, “market flex”, pricing terms and pricing caps redacted; provided that Parent represents and warrants that the market flex provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion or any existing conditions) or provide for a reduction in the quantum of financing available to consummate the Transaction and (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or quantum of the Debt Financing). As of the date of this Agreement, assuming the satisfaction of the conditions to Parent’s obligation to consummate the Transaction, Parent has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Parent on the Closing Date.

Section 4.07. Ownership of Shares; Investment. As of the date of this Agreement, except as set forth on Schedule 4.07 (the Shares set forth on such Schedule, the “Buyer Shares”), neither Parent, Buyer nor any of their Subsidiaries beneficially own any Shares. Except as contemplated by the Tender and Support Agreements, there are no voting trusts or other agreements or understandings to which Parent, Buyer or any Person controlling or controlled by Parent or Buyer is a party, with respect to the voting of the Shares.

Section 4.08. Litigation. There is no Action pending against, or, to the knowledge of Parent and Buyer, threatened in writing against, Parent or Buyer or any of their Affiliates before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09. Absence of Certain Agreements. Neither Parent, Buyer nor any of their Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of their Shares of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender their Shares into the Offer, other than the Tender and Support Agreements.

Section 4.10. Brokers Fees. Other than BDT & MSD Partners, LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Buyer or other intermediary that has been retained by or is authorized to act on behalf of Parent or Buyer or any of their respective Affiliates in connection with the Transactions or who is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission from Parent or Buyer or any of their respective Affiliates in connection with the Transactions.

Section 4.11. Foreign Ownership. Parent is not a “foreign person” as defined at 31 C.F.R. § 800.224.

Section 4.12. No Other Representations and Warranties.

(a) Except for the representations and warranties set forth in Article III, each of Parent and Buyer acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Buyer, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company and notwithstanding the delivery or disclosure to Parent or Buyer, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b) Parent and Buyer also acknowledge and agree that, except for the representations and warranties set forth in Article III, the Company makes no representation or warranty with respect to (i) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any Company Subsidiary or the future business, operations or affairs of the Company or any Company Subsidiary heretofore or hereafter delivered to or made available to Parent, Buyer or their Representatives or Affiliates or (ii) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Buyer or any of their respective Affiliates or representatives, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in Article III.

ARTICLE V

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01. Conduct of the Company. From the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with Article VIII (the “Pre-Closing Period”), except to the extent required by applicable Law or the regulations or requirements of NASDAQ, as otherwise expressly required by this Agreement or as may be consented to in advance in writing by Parent or Buyer (which consent shall not be unreasonably withheld, delayed or conditioned) or as may be directed by Parent in accordance with and subject to the terms of Section 2.09, the Company shall, and shall cause each of the Company Subsidiaries to (x) carry on its business in all material respects in the ordinary course, and (y) use commercially reasonable efforts to preserve intact in all material respects its business organizations, ongoing businesses and material business relationships with suppliers, vendors, Governmental Authorities and other Persons with which the Company has material business relationships and keep available the services of its present officers and key employees; provided, that none of the Company or any Company Subsidiary shall be required to make any payments to business relationship counterparties beyond that paid in the ordinary course of business in order to maintain such business relationships. Without limiting the foregoing, neither the Company nor any Company Subsidiary shall (and the Company shall cause the Company Subsidiaries not to), during the Pre-Closing Period, except (A) to the extent required by Law or the regulations or requirements of NASDAQ, (B) as otherwise expressly required by this Agreement, (C) as may be consented to in advance in writing by Parent or Buyer (which consent shall not be unreasonably withheld, delayed, or conditioned) or as may be directed by Parent in accordance with and subject to the terms of Section 2.09 or (D) as set forth in Schedule 5.01:

(a) amend, adopt any amendment, or otherwise change (whether by merger, consolidation or otherwise) any of the Company Organizational Documents;

(b) except as otherwise expressly permitted by Section 5.01(h), (i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver, redeem, repurchase or sell, or authorize the issuance, pledge, disposition, grant, transfer, encumbrance (or subjection to any Lien), delivery, redemption, repurchase of or sale of, any shares of capital stock or any other Equity Securities of the Company or any Company Subsidiary, other than the settlement of Company RSUs and the removal of restrictions for Company Restricted Shares that are outstanding on the date of this Agreement in each case, in accordance with the terms of such Company RSUs and Company Restricted Shares, as applicable, as of the date of this Agreement, provided that, in the event that the Company is required to make a performance determination prior to the Closing, such determination shall be made in the ordinary course of business, or (ii) adjust or amend the rights of, or any term of, any shares of capital stock or any other Equity Securities of the Company or any Company Subsidiary (including Company Equity Awards);

(c) (i) acquire (whether by merger or consolidation, acquisition of stock or other securities or assets or by formation of a joint venture or otherwise) any other Person or business or Equity Securities of any other Person, (ii) make any investment in any other Person by purchase of stock or Equity Securities, contributions to capital or property transfers, except in each case of the foregoing clauses (i)-(ii), for acquisitions by the Company or any Company Subsidiary from the Company Subsidiaries, or (iii) enter into any joint venture, partnership or profit sharing arrangement with any Third Party;

(d) sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to, any owned Company Property, or place or permit any Lien thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for Permitted Liens;

(e) (i) amend, renew, extend, modify, terminate or waive any rights under, in each case, in any material respect, any Material Company Real Property Lease, any Company Contract required to be listed in Section 3.19 of the Disclosure Schedules, any Management Agreement or any Related-Party Agreement; provided, that the foregoing shall not restrict (i) the exercise of any renewal or extension set forth in a Material Company Real Property Lease or Company Contract (other than a Franchise Agreement) expiring between the date of this Agreement and the Closing to the extent such renewal or extension is for no more than one (1) year from the date of such expiration and does not include any other material modifications; or (ii) the entering into of any Material Company Real Property Lease, any Company Contract that if entered into prior to the date of this Agreement would be required to be listed in Section 3.19(i), (ii), (iii), (vii), or (xiii) of the Disclosure Schedules, any Management Agreement or any Related-Party Agreement;

(f) (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) solely among the Company and any of the wholly-owned Company Subsidiaries or between any wholly-owned Company Subsidiaries in each case in the ordinary course of business or (B) payment in respect of any key money or guarantee set forth on Schedule 5.01(f)(i) in accordance with the terms of the applicable Management Agreement in effect as of the date hereof, or (ii) make, authorize or enter into any commitment for or incur any capital expenditures in excess of $5 million individually or $10 million in the aggregate; provided, however, that the foregoing clause (ii) shall in no way prohibit the Company from making any necessary capital expenditures (a) in connection with an emergency or casualty at any Company Property, provided that such expenditures do not exceed $10 million with respect to such emergency or casualty event and are reasonably required in order to protect life, health, safety or property in the case of such emergency or casualty, or (b) subject to the terms of Section 5.09, as described in the Company’s current capital expenditure plan as set forth in Schedule 5.01(f)(ii) (such plan, the “CapEx Plan”);

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than (i) indebtedness incurred between the Company and any wholly-owned Company Subsidiary or between any of such wholly-owned Company Subsidiaries or guarantees by the Company of indebtedness of any Company Subsidiary, in each case in the ordinary course of business, and (ii) indebtedness in the ordinary course of business pursuant to the Company Credit Agreement as in effect as of the date hereof, in an amount not to exceed such indebtedness currently outstanding thereunder (which indebtedness, in the case of this clause (ii), shall be repaid by Parent at the Closing);

(h) except as required or expressly permitted by the terms of a Company Plan (each as in existence as of the date of this Agreement) or applicable Law or the terms of a Labor Agreement (as in existence as of the date of this Agreement) (i) increase the annualized compensation, benefits or perquisites of any current or former Company Service Provider (other than annual increases in base salary or hourly wage rate, as applicable, (x) for any Company Service Provider with a title below the level of Senior Vice President, Regional Vice President or General Manager, (y) for Company Service Providers with a title at or above the level of Senior Vice President, Regional Vice President or General Manager who are located in the United States, so long as such increases do not to exceed four (4%) percent individually or in the aggregate and (z) for Company Service Providers with a title at or above the level of Senior Vice President, Regional Vice President or General Manager who are located outside of the United States, so long as such increases do not to exceed six (6%) percent individually or in the aggregate; provided that, for each of clauses (x)-(z) of this Section 5.01(h), such increases are in the ordinary course of business of the Company and Company Subsidiaries, which shall include, for the avoidance of doubt, any such increases associated with promotions or market-based adjustments that occur in the ordinary course of business of the Company and Company Subsidiaries), (ii) grant any equity (or equity-based) award to any current or former Company Service Provider, (iii) grant any rights to severance, termination pay, retention or change in control benefit or agreement to any current or former Company Service Provider, (iv) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, program or arrangement that would constitute a material Company Plan if in effect on the date of this Agreement) or Labor Agreement (or agree to do any of the foregoing) except in order to comply with a duty to engage in collective bargaining and with notice to Buyer, (v) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (vii) amend or waive any performance or vesting criteria or accelerate the payment or vesting of any payment, equity or other incentive award or benefit provided or to be provided to any current or former Company Service Provider, (viii) hire or terminate (other than terminations for “cause”) any Company Service Provider who is at the Senior Vice President, Regional Vice President or general manager level or promote or appoint any Person to a position with a title of Senior Vice President, Regional Vice President, or general manager or higher, or (ix) loan or advance any money or other property to any current or former Company Service Provider;

(i) effectuate, engage in or provide notice of a “plant closing” or “mass layoff” as those terms are defined in a WARN Act or other similar material reduction in force or redundancy, except as provided for in Schedule 5.01(i);

(j) (i) cancel any material indebtedness (other than intercompany indebtedness cancelled in compliance with applicable Law), (ii) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value or (iii) commence any Action seeking an amount in excess of $5 million, except in connection with a breach of this Agreement or any other agreements contemplated hereby or otherwise related to the Transactions;

(k) waive, release, assign, settle, pay, discharge, satisfy or compromise any claims, liabilities, indebtedness or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, and including as it relates to any Action other than Tax audits, which are addressed in Section 5.01(n)), directly or indirectly, other than waivers, releases, assignments, settlements or compromises in respect of Actions (excluding any Transaction Litigation) that (i) with respect to the payment of monetary damages, involve payment of monetary damages (excluding any portion of such payment payable under an insurance policy) that do not exceed $5 million individually or $10 million in the aggregate, (ii) do not involve the imposition of any injunctive relief against the Company or any Subsidiary thereof, and (iii) do not provide for any admission of liability by the Company or any Subsidiary thereof, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct or (iv) with respect to any Transaction Litigation involving any present, former or purported holder or group of holders of shares of Company Common Stock in accordance with, and as permitted by, Section 7.06;

(l) convene any General Meeting other than the EGM, any Subsequent EGM pursuant to Section 2.04, the Company’s annual General Meeting or pursuant to Parent’s or Buyer’s request as set forth in Section 2.06(a) (unless the Company determines in good faith, after consultation with its outside legal counsel, that such a meeting is required by applicable Law);

(m) (i) make any material change to its methods of accounting in effect on the date hereof, except as required by a change in GAAP, Title 9 of Book 2 of the DCC or International Financial Accounting Standards, or (ii) make any change to its accounting policies, principles or practices unless required by GAAP or the rules and regulations of the SEC;

(n) (i) adopt (other than consistent with past practice or required by applicable Law) or change any material method of Tax accounting, except as required by applicable Law, (ii) settle or compromise any Tax audit or other proceeding relating to a material amount of Tax or enter into a closing agreement (within the meaning of Section 7121 of the Code) or any similar or analogous agreement for U.S. state, local or non-U.S. Tax purposes with any Tax Authority, (iii) make any entity classification election or make, change or revoke any other material Tax election or file any material amended Tax Return, (iv) agree or consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, or (v) except as described in Section 7.08, request a ruling from any Tax Authority relating to Taxes;

(o) (i) form any Subsidiary (except, for the avoidance of doubt, New TopCo, and New Merger Sub), (ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of the Company or any Company Subsidiary (other than as contemplated by Section 2.07 or Section 2.09), as applicable, (iii) adjust, split, combine, subdivide, exchange or reclassify any Equity Securities of the Company or any Company Subsidiary, (iv) declare, set aside or pay or make any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Equity Securities of the Company or any Company Subsidiary (except for dividends or distributions paid by any of its wholly-owned Subsidiaries to the Company or other wholly-owned Company Subsidiaries, in compliance with applicable Law), (v) enter into any Contract with respect to the voting or registration of its share capital or any other Equity Securities of the Company or any Company Subsidiary or (vi) register the offer or sale of any class of debt or equity securities pursuant to the 1933 Act or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the 1934 Act;

(p) (i) enter into a new line of business outside of the business of the Company and the Company Subsidiaries conducted as of the date of this Agreement, (ii) discontinue or abandon or materially change any existing line of business of the Company and the Company Subsidiaries or (iii) operate, manage or provide services under any brand other than those brands used in the Company’s and the Company Subsidiaries’ business existing as of the date hereof;

(q) fail to maintain in full force and effect, or fail to renew or replace with a comparable insurance policy (to the extent available on substantially the same terms, including price), any existing material insurance policy of the Company or any Company Subsidiary; or

(r) agree, resolve or commit to do any of the foregoing.

Section 5.02. No Solicitation; Adverse Recommendation Change.

(a) Except as permitted by, and subject to, Section 5.02(b), Section 5.02(c), and Section 5.02(e), from the date of this Agreement until the earlier of the Acceptance Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Company shall not, and shall cause the Company Subsidiaries and its and their respective directors, officers, employees with the title of Senior Vice President or above, financial advisors and investment bankers not to, and shall instruct its and the Company Subsidiaries’ other Representatives not to, and shall not authorize and shall use its reasonable best efforts to cause such other Representatives not to, and shall not publicly announce any intention to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by providing or making available personnel, non-public information or cooperation or assistance) any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an Alternative Acquisition Proposal, (ii) other than directing Persons to the provisions contained in this Section 5.02, enter into, continue or otherwise participate or engage in any discussions or negotiations, or otherwise knowingly cooperate or knowingly facilitate in any way any effort by any Third Party regarding or in furtherance of any Alternative Acquisition Proposal or (iii) authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, purchase agreement, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract (whether or not binding) with respect to an Alternative Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 5.02). Subject to the provisions of this Section 5.02, from and after the date of this Agreement, the Company agrees that it shall, and shall cause the Company Subsidiaries and its and their respective directors, officers, employees with the title of Senior Vice President or above, financial advisors and investment bankers to, and shall direct its and the Company Subsidiaries’ other Representatives (and in any event use its reasonable best efforts to cause such other Representatives) to, immediately cease or terminate, as applicable, any solicitations, discussions, negotiations or communications with any Person that may be ongoing or which were conducted prior to the date hereof with respect to any Alternative Acquisition Proposal; provided, that the Company shall not be permitted to release or waive any standstill obligations in any existing confidentiality agreements (other than in accordance with the terms of any standstill provision in effect as of the date hereof). The Company shall promptly (and in any event within three (3) Business Days of the date of this Agreement) (I) request each Person that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of any Alternative Acquisition Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished to or for the benefit of such Person or its Representatives prior to delivery of such request and (II) terminate, or cause to be terminated, any data room or other diligence access of each such Person and its Representatives.

(b) Notwithstanding anything to the contrary contained in Section 5.02(a), prior to the Expiration Time, in the event that the Company receives an unsolicited bona fide written Alternative Acquisition Proposal following the date hereof, the Company may, subject to the notice requirements in Section 5.02(c), directly or indirectly, including through any Representative, take the following actions (but only if (x) the Company Board, or a duly authorized committee thereof, determines in good faith, after consultation with its outside legal counsel and financial advisors, that (i) such Alternative Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such action would be inconsistent with the Company directors’ fiduciary duties under the Laws of the Netherlands and (y) the submission of such Alternative Acquisition Proposal did not result or arise from a violation of this Section 5.02 (provided that the Company and the Company Board, or a duly authorized committee thereof, may correspond in writing with a Person who has actually submitted an Alternative Acquisition Proposal (and its Representative), following receipt thereof, to notify such Person that it requires clarification of the terms and conditions thereof and to request such clarification (but not, for the avoidance of doubt, to negotiate or counter such terms and conditions) so as to determine whether such Alternative Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (any such correspondence, a “Clarification Request”)), so long as the Company provides Parent with a copy of such Clarification Request within thirty-six (36) hours of delivery):

(i) furnish non-public information with respect to the Company and the Company Subsidiaries to the Person or group making such Alternative Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that (A) prior to furnishing or providing access to any such non-public information, it receives from such Person or group an executed confidentiality agreement from the Person or group containing terms not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure or other obligations to Parent or Buyer pursuant to this Agreement (an “Acceptable Confidentiality Agreement”); provided, however, that such confidentiality agreement is not required to contain any “standstill” or similar provision that would prohibit the making or amendment of an Alternative Acquisition Proposal to the Company Board and (B) upon furnishing or providing access to such Person or group (or its Representatives), or as promptly as practicable after it is provided to such Person or group (or its Representatives) (but in any event within thirty-six (36) hours thereafter), the Company or its Representatives shall have furnished to Parent or Buyer any such non-public information to the extent not previously furnished or provided to Parent or Buyer; or

(ii) engage in, enter into or otherwise participate in discussions or negotiations with such Person or group (and their Representatives) with respect to such Alternative Acquisition Proposal.

(c) As promptly as practicable (and in any event within thirty-six (36) hours) after receipt of (w) any response to a Clarification Request, (x) any Alternative Acquisition Proposal, (y) any request for non-public information from a Person under facts and circumstances that make it reasonably apparent that such Person is considering making, has made or intends to make an Alternative Acquisition Proposal or (z) any request for non-public information from a Person that informs the Company that it is considering making, has made, or intends to make, an Alternative Acquisition Proposal, the Company shall provide Parent and Buyer with, in the case of clause (w), a copy of such response to the Clarification Request, and in all other cases, written notice of the material terms and conditions of such Alternative Acquisition Proposal or request (which may be redacted to the extent necessary to avoid disclosure of confidential information regarding the business or operations of the Person making such Alternative Acquisition Proposal, so long as such redaction does not extend to the identity of such Person or any material terms or conditions of such Alternative Acquisition Proposal) and, the identity of the Person or group making any such response, Alternative Acquisition Proposal or request if not previously provided pursuant to Section 5.02(b). Commencing upon the provision of any notice referred to above and continuing until such response, Alternative Acquisition Proposal or request is withdrawn, (i) the Company (or its outside legal counsel or financial advisor(s)) shall keep Parent and Buyer (or their outside legal counsel or financial advisor(s)) reasonably apprised, on a reasonably current basis, of any material developments with respect to discussions and negotiations concerning any such Alternative Acquisition Proposal or request or inquiry (and within thirty-six (36) hours of any change to the material terms thereof), and (ii) the Company shall, as promptly as practicable (and in any event within thirty-six (36) hours following the receipt or delivery thereof), provide Parent and Buyer (or their outside legal counsel or financial advisors) with copies of all written proposals or proposed transaction agreements (including any schedules, exhibits or attachments thereto), and all amendments thereto, in respect of such Alternative Acquisition Proposal (which may be redacted to the extent necessary to avoid disclosure of confidential information regarding the business or operations of the Person making such Alternative Acquisition Proposal, so long as such redaction does not extend to the identity of such Person or any material terms or conditions of such Alternative Acquisition Proposal).

(d) Except as provided in Section 5.02(e) or Section 5.02(f), the Company Board shall not, nor shall any committee thereof, directly or indirectly:

(i) (A) withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Buyer, or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Buyer, the Company Recommendation or fail to make, or include in the Proxy Statement and other Company Disclosure Documents, as applicable, the Company Recommendation or, if applicable, any other approval, adoption, recommendation or declaration of advisability by the Company Board or any committee thereof of this Agreement, of the Offer or any of the Transactions, or make any public statement inconsistent with the Company Recommendation; (B) recommend, adopt, declare advisable, submit to a vote of the Company’s shareholders or approve, or propose publicly to recommend, adopt, declare advisable, submit to a vote of the Company’s shareholders or approve, any Alternative Acquisition Proposal; (C) publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal; or (D) fail to publicly recommend against any Alternative Acquisition Proposal or fail to reaffirm the Company Recommendation, in either case of this clause (D) within ten (10) Business Days after such Alternative Acquisition Proposal is made public or after any reasonable, written request by Parent to do so (or, if earlier, by the third (3rd) Business Day prior to the then-scheduled Expiration Time, the EGM or any Subsequent EGM, as applicable) (any of the foregoing described in this clause (i) being referred to as an “Adverse Recommendation Change”);

(ii) approve, authorize, adopt or recommend, or enter into, or permit the Company or any Company Subsidiary to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, purchase agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (other than an Acceptable Confidentiality Agreement as provided in Section 5.02(b)) (A) relating to any Alternative Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Acquisition Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Transactions (an “Alternative Acquisition Agreement”); or

(iii) publicly propose to approve, recommend or permit any of the foregoing matters in clauses (i) or (ii).

(e) Notwithstanding anything to the contrary set forth in Section 5.02(d), solely in response to a Superior Proposal received by the Company Board after the date of this Agreement, the Company Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change, and thereafter validly terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with Section 8.01(d)(i), only if all of the following conditions are met:

(i) the Company has not violated any of the Company’s obligations under this Section 5.02 in any material respect with respect to such Superior Proposal;

(ii) (A) the Company shall have provided to Parent and Buyer at least four (4) Business Days’ prior written notice, which notice shall state expressly (1) that the Company has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall append (or the Company shall have contemporaneously provided) an unredacted copy of the most current version of the Alternative Acquisition Agreement (and all ancillary agreements thereto), and other material terms and conditions of such Superior Proposal (it being understood and agreed that in the case of any amendment to the financial terms or any other material term or condition of such Superior Proposal, the Company shall be required to comply again with this Section 5.02(e) and deliver a new notice hereunder, except that the notice period in respect thereof shall be at least two (2) Business Days instead of at least four (4) Business Days), and (3) that, subject to clause (iii) below, the Company Board has determined to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with Section 8.01(d)(i), as applicable, (B) the Company Board has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change and/or terminate this Agreement to enter into a definitive agreement in respect of such Superior Proposal in accordance with Section 8.01(d)(i), as applicable, would be inconsistent with the Company directors’ fiduciary duties under the Laws of The Netherlands and (C) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.01(d)(i), as applicable, unless otherwise requested in writing by Parent and Buyer, the Company shall have engaged in good faith negotiations with Parent and Buyer during such notice period specified under this Section 5.02(e)(ii), as applicable, to amend this Agreement in such a manner such that the relevant Alternative Acquisition Proposal ceases to constitute a Superior Proposal; and

(iii) no earlier than the end of the notice period or periods specified under Section 5.02(e)(ii), as applicable, the Company Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any revised terms of this Agreement proposed by Parent and Buyer, such Alternative Acquisition Proposal continues to constitute a Superior Proposal and that the failure to effect an Adverse Recommendation Change and/or terminate this Agreement to enter into a definitive agreement in respect of such Superior Proposal in accordance with Section 8.01(d)(i) would be inconsistent with the Company directors’ fiduciary duties under the Laws of The Netherlands.

(f) Notwithstanding anything to the contrary set forth in Section 5.02(d), upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change, only if all of the following conditions are met:

(i) (A) the Company shall have provided to Parent and Buyer at least four (4) Business Days’ prior written notice, which notice shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to the terms hereof (including clause (ii) below), the Company Board has determined to effect an Adverse Recommendation Change, (B) the Company Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change would be inconsistent with the Company directors’ fiduciary duties under the Laws of The Netherlands and (C) prior to making such an Adverse Recommendation Change, unless otherwise requested in writing by Parent and Buyer, the Company shall have engaged in good faith negotiations with Parent and Buyer during such notice period specified in this Section 5.02(f)(i) to amend this Agreement in response to the Intervening Event in such a manner that the failure of the Company Board to effect an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the Company directors’ fiduciary duties under the Laws of The Netherlands; and

(ii) no earlier than the end of the at least four (4) Business Day period specified in Section 5.02(f)(i), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Intervening Event and taking into account any revised terms proposed by Parent and Buyer, the failure to effect an Adverse Recommendation Change would be inconsistent with the Company directors’ fiduciary duties under the Laws of The Netherlands.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, or by Rule 14e-2(a) promulgated under the 1934 Act or (B) making any disclosure to the Company’s shareholders that is required by applicable Law or if the Company Board determines in good faith that the failure to make such disclosure would reasonably be expected to be inconsistent with its duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated under Rule 14d-9 or 14e-2(a) promulgated under the 1934 Act shall not constitute an Adverse Recommendation Change or change in Company Recommendation, as applicable); provided, however, that neither the Company nor Company Board shall be permitted to recommend that the Company’s shareholders tender any securities in connection with any tender offer or exchange offer that is an Alternative Acquisition Proposal or otherwise effect an Adverse Recommendation Change, except as permitted in Section 5.02(e).

Section 5.03. Compensation Arrangements. Prior to the Acceptance Time, the Company (acting through the Company Board) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the 1934 Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company with current or future Company Service Providers and to ensure that any such arrangements fall within the safe harbor provisions of such rule. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any current or future Company Service Provider, Parent will provide to the Company all information concerning such arrangements as may reasonably be needed by the Company to comply with this Section 5.03.

Section 5.04. Delisting. Prior to the Acceptance Time, the Company shall cooperate with Parent and Buyer and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to cause the delisting of the Company and the Shares from NASDAQ as promptly as practicable after the Closing and the deregistration of the Shares under the 1934 Act as promptly as practicable after such delisting.

Section 5.05. Rule 16b-3. Prior to the Acceptance Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required or advisable to cause dispositions of any shares of capital stock or any other securities of the Company (including derivative securities) pursuant to the Transactions by each individual who is, or may become (as a result of the Transactions), subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act, in each case subject to applicable Law.

Section 5.06. Anti-Takeover Measures. The Company and the Company Board (and any applicable committees thereof) shall take all actions within their power and authority necessary so that no Anti-Takeover Measure is applicable or invoked in such a manner that it would prevent, materially delay or impair any of the Transactions.

Section 5.07. Access to Information.

(a) During the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries to, (i) afford Parent, Buyer and their Representatives reasonable access on reasonable advance notice and in a manner not unreasonably disruptive to the operations of the business of the Company and the Company Subsidiaries, during normal business hours, to the officers, senior employees, Representatives, auditors, and properties and the books and records of the Company and the Company Subsidiaries, and (ii) use reasonable best efforts to promptly furnish or cause to be furnished (including in electronic form) books, records and other financial, operating and other data and information as Parent or Buyer may reasonably request in writing (including, without limitation, the information set forth on Schedule 5.07(a)). Notwithstanding the foregoing, the Company shall not be obligated to disclose any information (A) of a Third Party that is subject to the terms of a confidentiality agreement with such third party entered into prior to the date of this Agreement (if the Company has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) if providing such access or disclosing such information would violate any applicable Law (including antitrust and Privacy Laws) or legal duty of the Company or any Company Subsidiary or (C) that would, in the reasonable judgment of the Company (following consultation with its outside legal counsel), result in the loss of attorney-client privilege with respect to such information or would constitute a waiver of any other privilege or trade secret protection held by the Company or any Company Subsidiary; provided, that, the Company shall use commercially reasonable efforts to utilize or develop an alternative manner of providing such information in each case of the foregoing clauses (A)-(C) that addresses such matters and is reasonably acceptable to the other Parties. The Company shall be entitled to have Representatives (at the Company’s expense) present at all times during any inspection by Parent, Buyer or their Representatives pursuant to this Section 5.07(a). No notice, access or review or investigation pursuant to this Section 5.07(a) or information provided, made available or delivered to Parent, Buyer or their Representatives pursuant to this Section 5.07(a) shall be deemed to modify or supplement any representations or warranties of the Company or of Parent or Buyer contained in this Agreement.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement dated as of August 22, 2024, and amended as of December 20, 2024, by and between the Company and Parent (the “Confidentiality Agreement”). The Confidentiality Agreement shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination hereof.

(c) Nothing contained in this Agreement is intended to give Parent or Buyer, directly or indirectly, rights to control the Company or any Company Subsidiary before the Closing.

Section 5.08. Tender and Support Agreements. The Company has entered into the Tender and Support Agreements. As to each Tender and Support Agreement, the Company shall not amend or waive any provision of such Tender and Support Agreements (other than ministerial amendments in a manner not adverse to Buyer or Parent) or agree to any termination of such Tender and Support Agreements. The Company also agrees to use reasonable best efforts to enforce the obligations of the directors and executive officers of the Company under such Tender and Support Agreements; provided, however, in no event shall this Section 5.08, including the exercise of reasonable best efforts by the Company hereunder, obligate the Company to commence, pursue or participate in any Action against any director or executive officer that is a party to any of the Tender and Support Agreements to enforce the obligations of such director or executive officer thereunder. Notwithstanding anything to the contrary herein, Parent and Buyer acknowledge and agree that (i) the failure of any director or executive officer to comply with its obligations pursuant to its Tender and Support Agreement shall not, in and of itself, constitute or be deemed to constitute a breach by the Company of its obligations under this Agreement, including this Section 5.08, and (ii) nothing in this Section 5.08 shall, or be deemed to, modify, affect, impact or otherwise limit the rights or obligations of the Company under Section 5.02 of this Agreement.

Section 5.09. Capital Expenditures. During the Pre-Closing Period, the Company shall, within ten (10) Business Days following each calendar month and calendar quarter, deliver to Buyer and Parent (a) a report setting forth in reasonable detail the capital expenditures made by the Company or any Company Subsidiary in the prior calendar month or quarter, as applicable (it being understood that the Company’s historical practice regarding such capital expenditure reports shall be considered “reasonable detail” consistent with the terms of this Section 5.09), (b) a report setting forth in reasonable detail the material capital expenditures incurred during the prior calendar month or quarter, as applicable, at the Company Property operating under the name “Hyatt Zilara Cancun,” and (c) the latest calendar year and calendar quarter reforecasts for capital expenditures of the Company and the Company Subsidiaries after giving effect to the amount of capital expenditures made in the most recent calendar month or quarter, as applicable. Notwithstanding anything set forth in Section 5.01(f) to the contrary, the prior written consent of Parent or Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required with respect to (i) any deferral or acceleration of capital expenditures that, individually or in the aggregate, would reasonably be expected to result in the capital expenditures in any particular calendar quarter to be greater than 110% percent, or less than 90%, of the amount designated for such calendar quarter in the CapEx Plan, (ii) any re-allocation of capital expenditures among two or more Company Properties set forth in the CapEx Plan that, individually or in the aggregate, would result reasonably be expected to result in the capital expenditures for any particular Company Property to be greater than 110% percent, or less than 90%, of the amount set forth opposite any such Company Property’s name in the CapEx Plan and/or (iii) any incurrence of or commitment for any capital expenditures that, individually or in the aggregate, would reasonably be expected to result in the capital expenditures of the Company and the Company Subsidiaries for calendar year 2025 exceeding the aggregate amount set forth in the CapEx Plan for calendar year 2025 by ten percent (10%) or more, taking into consideration any capital expenditures made pursuant to Section 5.01(f)(ii) (other than Section 5.01(f)(ii)(a)).

ARTICLE VI

COVENANTS OF PARENT AND BUYER

Parent and Buyer jointly and severally agree that:

Section 6.01. Director and Officer Liability.

(a) From and after the Closing, Parent and Buyer (the “Indemnifying Party”) shall, for a period of six (6) years from the Closing Date: (i) indemnify and hold harmless each person who is at the date of this Agreement, was previously, or is during any of the period from the date of this Agreement until the Closing Date, serving as a manager, director, officer, or fiduciary under benefit plans of the Company or any Company Subsidiary and acting in such capacity (each, an “Indemnified Party”) to the fullest extent permitted under the Company Organizational Documents, any applicable Indemnification Agreement and applicable Law, as now or hereafter in effect, in connection with any claim with respect to matters occurring on or before the Closing Date (in their capacity as a manager, director, officer or fiduciary) and any losses, claims, damages, liabilities, costs, expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such claim but excluding any such amounts exclusively incurred by such Indemnified Party in his, her or their capacity as a holder of Shares, including, without limitation, any Tax, including any Dutch dividend withholding Tax, on any distributions to such Indemnified Party as part of the Cancellation; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent permitted under the Company Organizational Documents, any applicable Indemnification Agreement and applicable Law, as now or hereafter in effect, any expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any such claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such expenses if it is ultimately determined under applicable Laws or any of the Company Organizational Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Closing Date, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 6.01 with respect to a claim, then the provisions for indemnification contained in this Section 6.01 with respect to such claim shall survive the sixth (6th) anniversary of the Closing Date and shall continue to apply until such time as such claim is fully and finally resolved. For a period of six (6) years following the Closing, Parent shall cause the Company and the Company Subsidiaries to honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all indemnification agreements substantially in the form provided to Parent prior to the date hereof which are in effect as of the date hereof between the Company or any of the Company Subsidiaries and former or current director or officer of the Company that is an any Indemnified Party (the “Indemnification Agreements”).

(b) Without limiting the foregoing, each of Parent and Buyer agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the Indemnified Parties as provided in the Company Organizational Documents and the Indemnification Agreements of the Company shall survive Closing and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or modified in a manner adverse to the Indemnified Parties, for a period of six (6) years following the Closing Date; provided, that if, at any time prior to the sixth (6th) anniversary of the Closing Date, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 6.01 with respect to a claim, then the provisions for indemnification contained in this Section 6.01 with respect to such claim shall survive the sixth (6th) anniversary of the Closing Date and shall continue to apply until such time as such claim is fully and finally resolved.

(c) Prior to the Closing, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the Closing Date, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Closing) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Closing. Notwithstanding the foregoing, in no event shall the Company expend, in the aggregate, an amount in excess of 250% of the annual premium paid by the Company for the existing directors’ and officers’ liability insurance policy of the Company for the 2024 fiscal year (the “Premium Cap”), and if the Company is unable to obtain the insurance called for by this Section 6.01(c) for an amount equal to or less than the Premium Cap, then the Company shall instead obtain, or cause to be obtained (and Parent shall only be required to maintain), a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

(d) If any of Parent or Buyer or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.01.

(e) The provisions of this Section 6.01 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 6.01 (who are intended to be third party beneficiaries of this Section 6.01), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including any such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 6.01 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 6.01 is entitled, whether pursuant to applicable Law, Contract (including the Indemnification Agreements), the Company Organizational Documents or otherwise.

Section 6.02. Employee Matters.

(a) During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing, Parent shall, and shall cause each Parent Affiliate, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Closing and who remains employed by Parent or any Parent Affiliate (including, following the Closing, the Company) as of immediately following the Closing (each, a “Continuing Employee” and collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) a target annual incentive opportunity (which may be in the form of cash and/or equity incentives as determined by Parent in its sole discretion) that is not less than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing and (iii) health, welfare and retirement benefits (excluding for clarity all defined benefit pension plans, post-retirement medical and welfare plans, equity and equity-based incentives, severance, retention, change in control or similar plans, policies or agreements) that are no less favorable, in the aggregate, than either those provided to (a) such Continuing Employee by the Company or one of the Company Subsidiaries immediately prior to the Closing or (b) similarly situated employees of Parent, as determined by Parent in its sole discretion. For the avoidance of doubt, nothing in this Agreement shall require Parent or any Parent Affiliates to employ any Person after the Closing for any period of time, nor shall it alter the at-will employment status of any Continuing Employee.

(b) From and after the Closing, Parent shall, and shall cause each Parent Affiliate, as applicable, to honor, in accordance with their terms (for clarity, subject to modification and/or termination in accordance with their applicable terms), all Company Plans providing for severance or separation pay, employment terms, incentive, change in control or similar benefits, in any case, applicable to Continuing Employees to the extent in effect immediately prior to the Closing (disregarding for clarity any such Company Plans established, modified or entered into in violation of Section 5.01 of this Agreement).

(c) Parent shall, and shall cause the Parent Affiliates to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan (excluding for clarity benefit accrual under any defined benefit pension or similar arrangement), maintained by Parent and the Parent Affiliates in which such Continuing Employee is eligible to participate following the Closing (each a “Parent Employee Program”) to the same extent that such service was recognized under a corresponding Company Plan, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits or (ii) such service was not recognized under the corresponding Company Plan.

(d) Parent shall, and shall cause the Parent Affiliates to, use commercially reasonably efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits (if applicable) to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees under any Parent Employee Program providing medical, dental, hospital, pharmaceutical or vision benefits, other than limitations applicable under the corresponding Company Plan or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Plan and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments prior to the Closing under a corresponding Parent Employee Program, in each case, during the calendar year in which the Closing occurs.

(e) Effective no later than the day immediately prior to the Closing Date, the Company shall (or shall cause the applicable Company Subsidiary to) take all actions necessary to terminate any and all Company Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code. Parent shall be entitled to advance review and approval all documentation effectuating the foregoing, which review and approval shall not be unreasonably delayed or withheld.

(f) Buyer shall be solely responsible for compliance with the WARN Act (including any liabilities associated with the WARN Act) resulting from Buyer’s actions with respect to the termination of any Continuing Employees on or after the Closing Date; provided that the Company shall be required to provide a list no later than three (3) days before Closing indicating all employees of the Company or any Company Subsidiary who are or shall be terminated in the ninety (90) day period prior to Closing by employment site and termination date.

(g) During the Pre-Closing Period, the Parties shall, and agree to cause their applicable Affiliates to, cooperate with each other in good faith to accomplish the matters addressed by this Section 6.02.

(h) Nothing in this Agreement shall or shall be construed so as to (i) confer any rights upon any Person, including any Continuing Employee or any current or former Company Service Provider (or any dependent or beneficiary thereof), other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee, any current or former Company Service Provider or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent or the Parent Affiliates, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Plan or any Parent Employee Program or other employee benefit plan or program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent or the Parent Affiliates to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 6.03. Buyer Shares. Until the earlier of the Closing and the valid termination of this Agreement pursuant to Section 8.01, Parent and Buyer agree that Parent, Buyer and each of Parent’s other Affiliates shall, and Parent shall and shall cause Buyer and each of Parent’s other Affiliates to, (a) not “Transfer” (as such term is defined in the Tender and Support Agreements) the Shares beneficially owned by such Person (except to another Affiliate of Parent, so long as such Affiliate agrees to be bound in writing duly executed by such Affiliate and delivered to the Company to a covenant identical to this Section 6.03), and (b) cause the Shares beneficially owned by such Person to be present for quorum purposes at the EGM (and, if applicable, any Subsequent EGM) and vote for the adoption of each resolution (and proposal in respect thereof) described in or contemplated by Sections 2.04(a)(ii)-(vi) and any other matter submitted by the Company for shareholder approval at the EGM or any Subsequent EGM at the request of Parent or Buyer.

ARTICLE VII

COVENANTS OF THE PARTIES

The Parties agree that:

Section 7.01. Regulatory Approvals; Efforts.

(a) During the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to consummate and make effective the Transactions in accordance with the terms hereof and subject to Section 7.01(f). Without limiting the foregoing, during the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to (i) promptly obtain all authorizations, consents, Orders and approvals of all Governmental Authorities or other Persons that may be, or become, necessary for the performance of their respective obligations pursuant to this Agreement and the consummation of the Transactions, (ii) take all actions as may be requested by any such Governmental Authority to obtain such authorizations, consents, Orders and approvals, subject to Section 7.01(f) and (iii) avoid entry of, or effect the dissolution of, any Order that would have the effect of preventing or materially delaying the consummation of the Transactions. The Parties shall cooperate in seeking to promptly obtain all such authorizations, consents, Orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make all required filings with respect to the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable Antitrust Laws promptly (and consistent with market practice) (the “Required Approvals”) within fifteen (15) Business Days of the date of this Agreement, and (B) to respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Authority in connection with antitrust or related matters.

(b) The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and each Party shall provide to the other Parties in advance, any material written analyses, presentations, memoranda, briefs and proposals made or submitted to any Governmental Authority by or on behalf of any Party hereto in connection with proceedings relating to any Antitrust Laws; provided, that each Party may limit disclosure of commercially sensitive portions of such materials to the outside legal counsel and consultants of the other Parties or may be redacted as necessary to address reasonable privilege concerns.

(c) Without limiting the generality of the foregoing, each Party shall give the other Parties prompt notice of any pending or threatened request, inquiry, or Action brought by a Governmental Authority, or brought by a Third Party before any Governmental Authority, in each case with respect to the Transactions under any Antitrust Laws (an “Antitrust Investigation”). With respect to any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its reasonable best efforts to (i) keep the other Parties informed as to the status of any such request, inquiry, or Action, (ii) promptly inform the other Parties of any communication (excluding non-material communications) to or from any Governmental Authority, in connection with any such request, inquiry or Action (and, if in writing, furnish the other Parties with a copy of such communication), (iii) give each other reasonable advance notice of all meetings or teleconferences (excluding non-material teleconferences) with any Governmental Authority in connection with any such request, inquiry or Action and (iv) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with (including providing reasonable opportunity for the other Parties to comment upon) any material analysis, presentation, memorandum, brief or proposal to be made or submitted to any such Governmental Authority.

(d) The Company, Parent and Buyer shall promptly furnish to each other all information required or requested to be included in any application, filing or submission to be made pursuant to the rules and regulations of any Governmental Authority in connection with the applications or other filings to be made under applicable Antitrust Laws. The Parties shall have the right to review in advance, and to the extent practicable each shall consult the other on, all the information relating to Parent, Buyer or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any Third Party and/or any Governmental Authority in connection with the Transactions or filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Buyer or the Company, as the case may be; provided, that with respect to any documents or materials required to be filed under applicable Antitrust Laws that contain information (i) that is commercially sensitive or (ii) the provision of which would infringe Antitrust Laws, such information may be provided solely to those individuals acting as outside legal counsel for the other Parties; provided further, that such counsel shall not disclose such information to such other Parties and shall enter into a joint defense agreement in customary form with outside legal counsel for the providing Party, if requested.

(e) Each Party further agrees to cooperate with the others in order to resolve any investigation or other inquiry concerning the Transactions initiated by any Governmental Authority. Each Party shall promptly notify the others of any material written notice or other communication received by such Party from any Governmental Authority in connection with the Transactions and, to the extent reasonably practicable, all discussions, telephone calls and meetings with a Governmental Authority regarding the Transactions shall include the Representatives of the Company, on the one hand, and Parent and Buyer, on the other hand.

(f) Notwithstanding anything in this Agreement to the contrary, none of Parent, Buyer or any of their respective Subsidiaries shall be required to, and the Company may not and may not permit any Company Subsidiary to, without the prior written consent of Parent, (i) agree to or proffer to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to Parent’s, Buyer’s or any of their respective Subsidiaries’ or the Company’s or any of the Company Subsidiaries’ ability to own or operate any assets, properties, businesses or product lines of Parent, Buyer or their respective Subsidiaries (including, for the avoidance of doubt, any equity or other interests of the Company or the Company Subsidiaries) or any assets, properties, businesses or product lines of the Company or any of the Company Subsidiaries, (ii) agree to other structural, behavioral or conduct relief with respect to the behavior of Parent, Buyer or the Company and any of their Subsidiaries or (iii) otherwise take any action, which, in the case of each of clauses (i) through (iii), would or would reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), Parent and its Subsidiaries (taken as a whole) or the Company, Parent and their respective Subsidiaries (taken as a whole).

(g) During the Pre-Closing Period, Parent and Buyer, on the one hand, and the Company, on the other hand, shall refrain from, and cause each of their respective Subsidiaries to refrain from, acquiring or agreeing to acquire or invest in any assets or businesses which transaction would independently require consent, approval or authorization of Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and which would reasonably be expected to prevent, materially delay or materially impede receipt of any Required Approval.

Section 7.02. Certain Filings. The Parties shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, the Schedule TO and the Offer Documents in accordance with Section 2.01 and Section 2.02, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are reasonably required to be obtained from parties to any Contracts, in connection with the consummation of the Transactions and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, the Schedule TO or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Further Assurances. If, at any time before or after the Acceptance Time, the Company or Buyer reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of this Agreement, then, subject to the terms and conditions of this Agreement, the Company and Buyer shall, and Buyer shall cause Parent to, execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

Section 7.04. Public Announcements. Parent and Buyer, on the one hand, and the Company, on the other hand, shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by the rules and regulations of or listing requirements of the NYSE, NASDAQ or the SEC, in which event Parent and Buyer, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Parent and Buyer or the Company, as applicable, to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, that (a) each of the Company, on the one hand, and Parent and Buyer, on the other hand, may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or public announcements made by Parent, Buyer and/or the Company in compliance with this Section 7.04 and (b) each of the Company, on the one hand, and Parent and Buyer, on the other hand, may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made by Parent, Buyer and/or the Company in compliance with this Section 7.04.

Section 7.05. Notices of Certain Events; Certain Coordination.

(a) The Company shall give prompt notice to Parent and Buyer, and Parent and Buyer shall give prompt notice to the Company, of any material written notice or other material communication received by such Party from any Governmental Authority during the Pre-Closing Period in connection with this Agreement and the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement and the Transactions.

(b) Each of the Company, on the one hand, and Parent and Buyer, on the other hand, shall give prompt notice to the other Party or Parties, as applicable, of (i) any Action commenced or, to such Party’s knowledge, threatened in writing, against the Company or any of its Affiliates or Parent or any of its Affiliates, that purports to prevent, materially impede or materially delay the consummation of the Offer, the Back-End Transaction or any of the other Transactions or that makes allegations that, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect or Parent Material Adverse Effect, as the case may be and (ii) (A) in the case of the Company, the knowledge of the Company of any breach of or inaccuracy in its representations or warranties set forth in this Agreement or failure to perform its covenants or agreements set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to give rise to, individually or in the aggregate, the failure of any Offer Condition set forth in paragraph (D) or paragraph (E) of Annex I or (B) in the case of Parent and Buyer, the knowledge of Parent or Buyer of any breach of, or inaccuracy in, the representations or warranties of Parent and Buyer set forth in this Agreement or failure to perform the covenants or agreements of Parent and Buyer set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Buyer to perform its obligations under this Agreement or to consummate the Transactions; provided, that the delivery of any notice pursuant to this Section 7.05 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect any remedies available hereunder to the Party receiving such notice.

(c) Subject to applicable Law, during the Pre-Closing Period, the Company, Parent and Buyer shall cooperate with each other to develop mutually acceptable commercial strategies in connection with communications to, and ongoing discussions and negotiations with, various mutually agreed business relationships of the Company and the Company Subsidiaries, including for purposes of managing the impact of the Transactions on such business relationships, and addressing questions, requests and outreach received from such business relationships.

Section 7.06. Transaction Litigation. The Company shall promptly notify Parent and Buyer of any Action brought, or, to the Company’s Knowledge, threatened in writing, against the Company or any of its executive officers, the Company Board or any member thereof, or any Company Subsidiary relating to this Agreement or the Transactions (“Transaction Litigation”) and shall keep Parent and Buyer informed on a reasonably current basis with respect to the status thereof. Except as otherwise set forth in Section 7.01, the Company shall control any Transaction Litigation brought against the Company or any Company Subsidiary or their directors or officers relating in any way to this Agreement or the Transactions; provided, that (i) the Company shall give Parent and Buyer the right to reasonably participate in the defense and settlement of any such Transaction Litigation against the Company, its directors or its officers relating to this Agreement or the Transactions and (ii) no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give prompt notice to the Company of any Action commenced against Parent or Buyer relating to or involving such Party that relates to this Agreement or the Transactions.

Section 7.07. Financing Cooperation.

(a) The Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their respective officers, employees and advisors to, reasonably cooperate in connection with the arrangement of the Debt Financing; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries. Such cooperation by the Company, the Company Subsidiaries and its and their respective officers, employees and advisors shall include, at the reasonable request of Parent, using their reasonable best efforts to:

(i) (A) at reasonable times, upon reasonable advanced notice and at reasonable locations, cause appropriate members of the management team of the Company and the Company Subsidiaries to participate in a reasonable number of meetings, due diligence sessions, “roadshow” presentations and similar presentations to and with prospective lenders, investors and rating agencies and (B) cooperate with prospective lenders and investors in performing their due diligence;

(ii) (A) furnish Parent and Buyer and the Debt Financing Sources, as applicable, with the Required Financial Information and (B) periodically update any Required Financial Information provided to Parent and Buyer as may be necessary so such Required Financial Information is Compliant; provided, that the Company’s public filings with the SEC under the 1934 Act of any such financial statements shall satisfy the requirements of this clause (ii) to the extent containing the information described therein;

(iii) provide other financial and other pertinent information related to the Company and the Company Subsidiaries reasonably necessary to assist Parent or any of its Affiliates in the preparation of one or more confidential information memoranda, offering memoranda, registration statements, prospectuses, lender and investor presentations, rating agency presentations, other similar documents and other marketing and syndication materials reasonably requested by Parent or any of its Affiliates (including confirming the absence of material non-public information relating to the Company and the Company Subsidiaries or their securities contained therein);

(iv) cause the Company’s independent accountants to provide, consistent with customary practice or the requirements of Regulation S-X: (A) customary auditor consents (including consents of accountants for use of their reports in any materials (including any registration statement) relating to the Debt Financing), (B) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and the Company Subsidiaries as reasonably requested by Parent or the Debt Financing Sources and as customary for financings similar to the Debt Financing, and (C) participation in a reasonable number of accounting due diligence sessions and drafting sessions at times and at locations reasonably acceptable to the Company and its independent accounting firm;

(v) otherwise reasonably cooperate with the Debt Financing sources’ documentary due diligence and provide information in support of the completion of customary definitive financing documentation, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and the Company Subsidiaries, to the extent customarily and reasonably required to be delivered under such definitive financing documentation;

(vi) provide, at least three (3) Business Days prior to the Acceptance Time, all documentation and other information about the Company and the Company Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by any Debt Financing source at least seven (7) Business Days prior to the anticipated Acceptance Time;

(vii) cooperate in satisfying the conditions precedent to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and the Company Subsidiaries;

(viii) deliver to Parent the audited financial statements of the Company and the Company Subsidiaries for the fiscal year ended December 31, 2023 and unaudited financial statements relating to the Company and the Company Subsidiaries for any quarterly interim period or periods thereafter (other than the fourth fiscal quarter) promptly following the completion thereof; and

(ix) deliver, at least one (1) Business Day prior to the Acceptance Time, payoff letters with respect to any outstanding indebtedness that is not permitted hereunder to remain in place following the Acceptance Time of the Company and the Company Subsidiaries and provide for the release of related Liens and termination of security interests in respect of such indebtedness (including delivering prepayment or termination notices as required by the terms of any existing indebtedness and delivering payoff letters contemplated by this Agreement and UCC-3 or equivalent financing statements or termination notices).

Notwithstanding the foregoing, nothing in clause (a) above shall require the Company or any Company Subsidiary or any of their respective Affiliates or Representatives to (i) pay any commitment or other fees or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date, (ii) give any indemnities in connection with any Debt Financing or execute any agreement, certificate, document, or instrument pursuant to Section 7.07(a) with respect to any Debt Financing that is not contingent on the Closing, (iii) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any Company Subsidiary, (iv) approach any third parties prior to the Closing to discuss agreements limiting the rights of such third parties with respect to the Debt Financing or to consent to the pre-filing of UCC-1s or the grant of Liens on assets of the Company or any Company Subsidiary that would be effective prior to the Closing Date, (v) waive or amend any terms of this Agreement, (vi) prepare or deliver any projections or pro forma financial information or deliver any financial statements that is not expressly required under this Agreement or that is not readily available, prepared or able to be generated, in the ordinary course of business of the Company at the time requested by Parent, (vii) except as expressly provided in clause (iv) above, deliver any legal opinions or accountants’ cold comfort letters or reliance letters or (viii) provide cooperation that would in the good faith judgment of the Company: (A) conflict with or result in a violation of any material contract, organizational document or any Law, (B) result in the loss of attorney-client privilege or other similar legal privilege or (C) cause any of Company’s representations, warranties, covenants or other obligations in this Agreement to be breached or any condition to the obligations of Parent and Buyer to fail to be satisfied. The Company consents to the reasonable use of its and any of the Company Subsidiaries’ logos in connection with the Debt Financing in a manner usual and customary for financings of a type similar to the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or the Company Subsidiaries.

(b) Parent and Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) actually incurred by the Company, the Company Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 7.07. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives, from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any Debt Financing and any information utilized in connection therewith, in each case prior to the Closing, except for any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arising out of or with respect to (i) any willful misconduct, gross negligence, bad faith or fraud by any of the Company or the Company Subsidiaries or its or their respective Representatives or (ii) any material misstatement or omission in information provided hereunder by any of the foregoing persons.

(c) Each of Parent and Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to, as promptly as possible, (a) satisfy on a timely basis all conditions that are within Parent’s and Buyer’s control applicable to Parent and Buyer obtaining the Debt Financing set forth therein, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms in the aggregate not materially less favorable to Parent and Buyer, (c) timely prepare the necessary prospectuses, offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Debt Financing, and (d) in the event that all conditions in the Debt Commitment Letter have been satisfied, direct the applicable Debt Financing Sources to consummate the Debt Financing at or prior to the Closing to the extent required to consummate the Transaction. Parent and Buyer shall give Company prompt notice of (i) any breach of obligations under the Debt Commitment Letter by any party to the Debt Commitment Letter of which Parent or Buyer becomes aware, (ii) if Parent or Buyer becomes aware that the Debt Financing contemplated by the Debt Commitment Letter may not be available to consummate the Transaction and (iii) receipt by Parent of written notice or other written communication of any termination of the Debt Commitment Letter. To the extent reasonably requested by the Company from time to time, Parent and Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing or Alternative Financing and provide to Company executed copies of the material definitive documents related to the Debt Financing or Alternative Financing. If any portion of the Debt Financing required to consummate the Transaction becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use reasonable best efforts to obtain alternative financing, including from alternative sources, on Commercially Reasonable Terms (“Alternative Financing”) in an amount sufficient to consummate the Transaction as promptly as practicable following the occurrence of such event and the provisions of this Section 7.07 shall be applicable to the Alternative Financing. Parent shall (A) comply in all material respects with the Debt Commitment Letter and each definitive agreement with respect thereto

(collectively, with the Debt Commitment Letter, the “Debt Documents”), (B) enforce in all material respects their rights under each Debt Document and (C) not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, any Debt Document or the fee letter referred to in the Debt Commitment Letter without the prior written consent of the Company if such amendment or modification (1) decreases the aggregate amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Transaction (together with other reasonably available financial resources of Parent and Buyer), (2) imposes new or additional conditions in each case which would reasonably be expected to prevent, delay or impair the availability of the Debt Financing when required to be funded or the satisfaction of the conditions to obtaining the Debt Financing, in each case on the Closing Date or (3) adversely impacts the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter; provided that, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender) or (ii) to implement or exercise any “flex” provisions provided in the fee letter as in effect as of the date hereof. “Commercially Reasonable Terms” means, in the good faith determination of Parent, debt financing terms available in the market from major international financing institutions to borrowers or issuers with credit ratings comparable to Parent (determined giving pro forma effect to the Transaction) for financing comparable to the type of financing contemplated by the Debt Commitment Letter at the time the Alternative Financing is sought.

(d) Parent and Buyer acknowledge and agree that the obtaining of any Debt financing is not a condition to the Closing, and compliance by Parent and Buyer with this Section 7.07 shall not relieve Parent and Buyer of their obligation to consummate the Transaction, whether or not the Debt Financing or the Alternative Financing is available. For the avoidance of doubt, if any Debt Financing has not been obtained, Parent and Buyer shall continue to be obligated, prior to any valid termination of this Agreement pursuant to Section 8.01, and subject to the fulfillment or waiver of the Offer Conditions set forth in Annex I, to complete the Offer and consummate the Transactions.

(e) All non-public or otherwise confidential information regarding the Company obtained by Parent or Buyer pursuant to this Section 7.07 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Buyer shall be permitted to disclose such information (a) to rating agencies, the lenders and potential lenders, underwriters and potential underwriters, participants, prospective participants, hedging counterparties or prospective hedging counterparties in accordance with the terms of the Debt Commitment Letter on a confidential basis, subject only to customary exceptions in no event more extensive than those set forth in the confidentiality provisions of the Debt Commitment Letter or customary engagement letter relating to the Transactions as in effect as of the date hereof (including, without limitation, as agreed in any confidential information memorandum or other marketing materials, which may be by “clickthrough” agreement or other affirmative action on the part of the recipient to access such information) in accordance with standard syndication processes or customary market standards for dissemination of such type of information and (b) in any prospectus or offering memorandum, provided, in the case of this clause (b) that (i) Parent or Buyer provides to the Company a draft of such prospectus or offering memorandum reasonably in advance of the distribution thereof, (ii) confidential information of the type included in such draft prospectus or offering memorandum is customarily disclosed in prospectuses or offering memoranda for offerings of debt securities to that being arranged by Parent and Buyer and (iii) to the extent the Company determines that it is necessary or desirable for the Company to file a Current Report on Form 8-K pursuant to the Securities Exchange Act of 1934, as amended, that contains material non-public information with respect to the Company contained in any such prospectus or offering memorandum, Parent and Buyer shall give the Company an opportunity to file such Current Report on Form 8-K before Parent and Buyer distributes such prospectus or offering memorandum.

Section 7.08. Tax Matters.

(a) As soon as reasonably possible after the date of this Agreement, the Company shall prepare and file a request with the Dutch Tax Authority (the “DWHT Request”) to seek advance Tax clearance on the amount of recognized paid-up share capital and share premium per share (fiscaal erkend kapitaal) for Dutch dividend withholding Tax purposes pursuant to Article 13 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). The Company shall submit a draft of the DWHT Request to Buyer for review and shall consider such amendments as reasonably and timely proposed by Buyer in good faith. The Company and the Buyer, where applicable, shall also reasonably cooperate in evaluating, and if applicable, obtaining advance Tax clearance on other Tax aspects of the Transactions.

(b) At the written direction of Buyer, the Company shall cause New Merger Sub to timely make an election on IRS Form 8832 to be classified as an entity disregarded as separate from New TopCo for U.S. federal income Tax purposes, effective as of the date of incorporation of New Merger Sub.

(c) For U.S. income Tax purposes, Parent, Buyer and the Company intend to treat (i) the Triangular Merger as a reorganization of the Company and New Merger Sub pursuant to Section 368(a)(1)(F) in which (x) the Company is the “transferor corporation” and New Merger Sub is the “resulting corporation” (each within the meaning of Treasury Regulations Section 1.368-2(m)) (the “Intended Tax Treatment”) and (y) this Agreement is adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, and (ii) the Cancellation as a distribution in exchange for the New TopCo A Shares pursuant to Section 302(a) of the Code. The Company shall not, and shall not permit the Company Subsidiaries to, take any action inconsistent with the terms of this Agreement which, to the Company’s Knowledge of U.S. federal income tax Law, is reasonably expected to prevent the Triangular Merger from qualifying for the Intended Tax Treatment. If, prior to the execution of the Triangular Merger Deed, Parent, Buyer or the Company becomes aware of any fact or circumstance that is reasonably expected to prevent the Triangular Merger from qualifying for the Intended Tax Treatment, they shall notify the other Parties, and Parent, Buyer, the Company and the Company Subsidiaries shall work together in good faith to take remedial actions consistent with the terms of this Agreement as may be reasonably requested by Buyer in writing in connection therewith; provided that none of Parent, Buyer or Company shall, or shall be required to, take any actions that are reasonably expected to materially impede or delay the Closing or the timely satisfaction of any of the Offer Conditions.

(d) Buyer and the Company acknowledge and agree that Buyer may (but is not obligated to) make an election under Section 338(g) of the Code with respect to the Transactions to the extent so permitted under the Code.

ARTICLE VIII

TERMINATION

Section 8.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Acceptance Time has not occurred on or before 11:59 p.m. (New York City time) on October 9, 2025 (as such date may be extended pursuant to the mutual written consent of the Company and Parent, the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party seeking to terminate if such Party is in breach of, or has breached, this Agreement prior to the Acceptance Time where such breach proximately caused the failure of the Acceptance Time to occur by the End Date;

(ii) if the Offer Condition set forth in paragraph (B) of Annex I is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final, permanent and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have complied in all material respects with its obligations under Section 7.01;

(iii) if the Offer shall have expired in accordance with its terms without all of the Offer Conditions having been satisfied and shall have not been extended by Buyer; provided, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to any Party if such Party is in breach of, or has breached, this Agreement where such breach proximately caused the Offer to expire without all of the Offer Conditions having been satisfied; provided further that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to Parent if Buyer does not extend the Offer in circumstances where Buyer is required to extend the Offer under this Agreement; or

(c) by Parent:

(i) if, prior to the purchase of any Shares pursuant to the Offer, the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement (other than a Willful Breach of the obligations contained in Section 5.02, as to which Section 8.01(c)(ii) shall apply), which breach or failure to perform, individually or in the aggregate, (A) would result in any Offer Condition not being satisfied and (B) such breach or failure to perform by its nature cannot be cured or has not been cured by the Company by the earlier of (1)

the second (2nd) Business Day immediately prior to the End Date and (2) the date that is thirty (30) days after the Company’s receipt of written notice of such breach from Parent; provided, that Parent is not then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement;

(ii) following (A) an Adverse Recommendation Change or (B) a Willful Breach of any of the Company’s obligations under Section 5.02;

(iii) if the EGM has been held and been concluded and (A) the Governance Resolutions have not been adopted or (B) the Back-End Transaction Resolutions have not been adopted, in each case at such EGM (or any adjournment or postponement thereof) at which a vote on such approval was taken; provided that, Parent shall not be entitled to terminate the Agreement pursuant to this Section 8.01(c)(iii) if a Subsequent EGM has been held and been concluded at which the Governance Resolutions and the Back-End Transaction Resolutions (or whichever of the Governance Resolutions and the Back-End Transaction Resolutions was not approved at the EGM) have been adopted; or

(d) by the Company:

(i) in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of Section 5.02(e); provided, that (A) substantially concurrently with such termination, the Company pays the Company Termination Compensation pursuant to Section 8.03(b)(i) and (B) the Company shall not have breached any of its obligations under Section 5.02 in any material respect with respect to such Superior Proposal;

(ii) if Parent or Buyer breaches any of their representations or warranties, or fails to perform any of their covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (A) would result in any Offer Condition not being satisfied and (B) such breach or failure by its nature cannot be cured or has not been cured by Parent or Buyer, as applicable, by the earlier of (A) the second (2nd) Business Day immediately prior to the End Date and (B) the date that is thirty (30) days after Parent’s receipt of written notice of such breach from the Company; provided, that the Company is not then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement; or

(iii) if (A) the Acceptance Time has occurred, (B) Parent and Buyer have failed to pay or cause to be paid (by delivery of funds to the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (and excluding any Shares that may have been tendered as of such time pursuant to the Subsequent Offering Period) to the extent required by Section 2.01(b), (C) the Company delivers written notice to Parent demanding that Parent or Buyer make (or cause to be made) such payment and (D) Parent or Buyer fail to make (or cause to be made) such payment within three (3) Business Days of receiving such notice.

Section 8.02. Effect of Termination. In the event of the valid termination of this Agreement as provided in this Article VIII, notice thereof shall be given to the other Party or Parties, as applicable, specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.01(a)), and this Agreement shall immediately become void and of no effect, without any liability on the part of any Party (or its respective directors, officers, employees, shareholders, Representatives, agents or advisors); provided, that, subject in all respects to this Section 8.02 and Section 9.12 (including, in each case, the limitations set forth therein), (a) the Confidentiality Agreement, Section 7.04, Section 7.07(b), this Section 8.02, Section 8.03 and Article IX (in each case, subject to the limitations set forth therein) shall survive the valid termination hereof, and (b) nothing herein shall relieve any Party of any liability for damages resulting from fraud in the event another Party is finally determined by a court of competent jurisdiction to have committed fraud against such Party, or Willful Breach prior to such valid termination, subject only to Section 8.03(c) (including, with respect to the Company, damage to the Company’s shareholders resulting from the failure of the Closing to occur as a result of such fraud or Willful Breach of Parent or Buyer). If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.03. Expenses; Termination Compensation.

(a) Except as set forth in this Section 8.03, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees, costs and expenses, whether or not the Transactions are consummated.

(b) Company Termination Compensation. The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Compensation:

(i) if this Agreement is validly terminated by the Company pursuant to Section 8.01(d)(i), in which case payment shall be made substantially concurrently with such termination;

(ii) if this Agreement is validly terminated by Parent pursuant to Section 8.01(c)(ii), in which case payment shall be made within five (5) Business Days following such termination; or

(iii) if (A) an Alternative Acquisition Proposal shall have been publicly made or otherwise becomes generally known to the public prior to the Acceptance Time, (B) this Agreement is thereafter validly terminated (1) by the Company or Parent pursuant to Section 8.01(b)(i) (if by Parent, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso set forth in Section 8.01(b)(i)), (2) by the Company or Parent pursuant to Section 8.01(b)(iii) (if by Parent, only if at such time Parent would not be prohibited from terminating this Agreement by either proviso in Section

8.01(b)(iii)) and the Minimum Condition has not been satisfied as of the final Expiration Time of the Offer (provided, that the Offer Conditions set forth in paragraphs (B) and (I) of Annex I have been satisfied as of such date) or (3) by Parent pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii) and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Alternative Acquisition Proposal” or any such transaction is consummated, in each case, whether or not involving the same Alternative Acquisition Proposal or the Person making the Alternative Acquisition Proposal referred to in clause (A), in which case payment shall be made to Parent concurrently with the date on which such transaction is consummated. For purposes of the foregoing clause (C), references in the definition of the term “Alternative Acquisition Proposal” to the figure “twenty percent (20%)” shall be deemed to be replaced by “fifty percent (50%).”

(c) In the event that this Agreement is terminated pursuant to (i) Section 8.01(b)(i) or 8.01(b)(iii) (in each case, in the event that the Minimum Condition and/or the condition set forth in paragraph (G) of Annex I has not been satisfied at the time of such termination) or (ii) Section 8.01(c)(iii), the Company shall pay, or cause to be paid, to Parent the reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by or on behalf of Parent or Buyer up to $8,000,000 in connection with the transactions contemplated by this Agreement, with such payment being made by wire transfer of immediately available funds within five (5) Business Days of such termination (such payment, the “Expense Reimbursement”).

(d) The Parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.03(b) or Section 8.03(c) and, in order to obtain such payment, Parent commences an Action that results in an Order in its favor for such payment, the Company shall pay to Parent its reasonable and documented costs and expenses in connection with such Action, together with interest on each such amount at the rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. In the event this Agreement is terminated and Parent is entitled to receive the Company Termination Compensation pursuant to Section 8.03(b), the Company Termination Compensation shall, subject to Section 9.12 and except with respect to claims for fraud as finally determined by a court of competent jurisdiction, solely as it relates to the covenants contained in this Agreement or the representations and warranties expressly made in Article III, and Willful Breach, be the sole and exclusive remedy of Parent and its Affiliates against the Company and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the Transactions; provided that, for the avoidance of doubt, the foregoing shall have no effect on any rights or claims that Parent, Buyer or their Affiliates may have against any such persons pursuant to the Tender and Support Agreements, to the extent provided therein, following the valid termination of this Agreement. Upon such payment of the Company Termination Compensation by the Company, neither the Company nor any of its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability relating to or arising out of this Agreement or the Transactions, except with respect to fraud as finally determined by a court of competent jurisdiction, solely as it relates to the representations and warranties expressly made in Article III or Willful Breach. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company be required to pay the Company Termination Compensation on more than one occasion.

(e) The Company Termination Compensation shall be exclusive of any value added tax, if applicable. Buyer, Parent and the Company shall take the position that the Company Termination Compensation is (i) not treated as a supply of goods or a supply of services under the Law governing value added tax of any applicable European Union member state or (ii) otherwise exempt from value added tax. Each Party shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall contest any contrary position in a Tax audit or similar proceeding.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be given (a) by hand, (b) by overnight courier service, (c) by certified or registered mail, return receipt requested or (d) by email (which shall also be sent the subsequent Business Day via overnight courier service):

if to Parent or Buyer:

Hyatt Hotels Corporation 150 North Riverside Plaza 8th Floor
Chicago, IL 60606
Attention: General Counsel
Email: [***] with a copy (which shall not constitute notice) to:
Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800
Chicago, IL 60611
Attention:	Jonathan Solomon
Emily Stegich
Email:	jonathan.solomon@lw.com
emily.stegich@lw.com

Loyens & Loeff N.V. Parnassusweg 300 1081 LC Amsterdam, the Netherlands
Attention:	Michel van Agt
Email:	michel.van.agt@loyensloeff.com

if to the Company:

Playa Hotels & Resorts N.V. 1560 Sawgrass Corporate Parkway, Suite 140
Ft. Lauderdale, Florida 33323
Attention: Tracy M.J. Colden, General Counsel
Email: [***]

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP 555 13th St. NW
Washington, DC 20004
Attention:	Michael E. McTiernan
Paul D. Manca
Katherine Keeley
Email:	michael.mctiernan@hoganlovells.com paul.manca@hoganlovells.com
katherine.keeley@hoganlovells.com

NautaDutilh N.V.
Beethovenstraat 400
1082 PR Amsterdam, the Netherlands
Attention:	Paul C.S. van der Bijl
Email:	paul.vanderbijl@nautadutilh.com

or to such other address or email address and with such other copies, as a Party may hereafter specify for such purpose by notice in writing to the other Parties. Each such notice, request or other communication shall be effective (A) on the day delivered (or if that day is not a Business Day, on the first following day that is a Business Day) when (1) delivered personally, (2) sent by overnight courier, or (3) sent by email transmission (provided that, in the case of email transmission, (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) no automatic reply notice of delivery failure is received by the sender), and (B) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 9.01.

Section 9.02. Non-Survival of Representations and Warranties; Survival of Certain Covenants and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement, and any covenants and agreements that by their terms contemplate performance prior to the Acceptance Time, shall, in each case, not survive the Acceptance Time. This Section 9.02 shall not limit Section 8.02 or any covenant or agreement of the Parties that by its terms contemplates performance after the Acceptance Time. The terms of Article I and this Article IX, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Acceptance Time shall survive the Acceptance Time in accordance with their terms.

Section 9.03. Amendments and Waivers.

(a) This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Buyer, Parent and the Company.

(b) No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any term, covenant or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but only by a written notice signed by such Party expressly waiving such term or condition. The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any subsequent breach of the same or any other provision hereunder.

Section 9.04. Rules of Construction. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 9.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer, directly or indirectly, in whole or in part, any of its rights or obligations under this Agreement without the prior written consent of Parent and Buyer, on the one hand, or the Company, on the other hand; provided that Parent and Buyer may, without consent of the Company but with prior written notice to the Company, assign any of its rights or obligations hereunder to another wholly-owned Subsidiary of Parent prior to the mailing of the EGM Materials (provided that no such assignment shall relieve Parent or Buyer of its obligations hereunder, or otherwise materially impede or delay the Closing or the timely satisfaction of any of the Offer Conditions). Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.06. Governing Law. This Agreement and all and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution, performance, non-performance, interpretation, termination or construction hereof, shall be construed under, governed by, and enforced in accordance with the Laws of the State of Delaware (without regard to the conflicts of law provisions thereof that would require the application of the applicable Law of another jurisdiction, including Delaware Laws relating to applicable statutes of limitations and burdens of proof); provided, that, notwithstanding the foregoing, any matters concerning or implicating the Company Board’s fiduciary duties shall be governed by and construed in accordance with the applicable fiduciary duty Laws of The Netherlands.

Section 9.07. Jurisdiction; Forum. Each Party (a) hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware or, where such court does not have jurisdiction, any state or federal court within the State of Delaware (the “Chosen Courts”), (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agrees that any Actions arising out of or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it shall not bring any Action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, any objection to venue laid therein, any objection on the grounds of forum non conveniens, or any objection based on or on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such.

Section 9.08. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF, INCLUDING IN RESPECT OF ANY ACTION AGAINST ANY DEBT FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08. A COPY OF THIS SECTION 9.08 MAY BE SUBMITTED TO ANY COURT AS EVIDENCE OF THE CONTENT THEREOF.

Section 9.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts (including by PDF), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed and duly delivered by the other Party.

Section 9.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Annexes, Schedules and Exhibits hereto, the Disclosure Schedules and the Confidentiality Agreement, and the other documents delivered in connection with this Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and all prior agreements, understandings and negotiations, both written and oral, among the Parties with respect to the Transactions. This Agreement is not intended to, and shall not, confer upon any Person other than the Parties any rights or remedies; provided, that (a) the provisions of Section 6.01 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, his or her heirs and representatives and (b) the provisions of Section 2.04(a)(iii) and Section 2.05(e) are intended to be for the benefit of, and shall be enforceable by, the Company directors in office at the time of holding the EGM or Subsequent EGM, as applicable, and any Independent Director as referred to in Section 2.05 and all members of the Company Board resigning at the Acceptance Time.

Section 9.11. Severability. Any provision of this Agreement that is deemed or determined to be invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction and shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by applicable Law. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 9.12. Specific Performance. The Parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such Party and that any such breach would cause the other Party irreparable harm. Accordingly, each Party also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such Party, each other Party shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other Party at law or in equity. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, Parent or Buyer. The Parties hereby irrevocably waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 9.13. Debt Financing Sources.

(a) Notwithstanding anything to the contrary contained in this Agreement, the Company on behalf of itself and its controlled Affiliates (each, a “Company Related Party” and collectively, the “Company Related Parties”) agrees that it shall not bring or support any Action (whether based in contract, tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement or the Offer, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Transactions or the consummation or performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). The Company further agrees that all of the provisions set forth in Section 9.08 shall apply to any Action referenced in this Section 9.13(a). Notwithstanding anything to the contrary contained in this Agreement, the Company Related Parties agree that service of process upon any Company Related Party in any claim, action, suit, investigation or other proceeding of any kind of description shall be effective if notice is given in accordance with Section 9.01.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company on behalf of itself and the Company Related Parties, agrees that all Actions (whether based in contract, tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement or the Offer, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Transactions, or the performance thereof, shall be governed by and construed in accordance with the Laws of the State of New York; provided, that on or prior to the Closing Date, the definitions of Company Material Adverse Effect and the representations set forth in this Agreement shall, for the purposes of any commitment letter, engagement letter or definitive financing document in connection with the Transactions, be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company on behalf of itself and the Company Related Parties, agrees that neither it nor any of its Representatives (for the avoidance of doubt, which shall not include Parent and its Affiliates) shall have any rights or claims against any Debt Financing Source in connection with or related to this Agreement, the Offer or any commitment letter, engagement letter or definitive financing document in connection with the Transactions, or any alternate financing in connection therewith. In addition, no Debt Financing Source shall have any liability or obligation to the Company Related Parties (for the avoidance of doubt, which shall not include Parent and its Affiliates) or representatives in connection with or related to this Agreement, the Offer or any commitment letter, engagement letter or definitive financing document in connection with the Transactions, including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Nothing set forth in this Section 9.13 shall modify or alter the rights of Parent or Buyer under any commitment letter, engagement letter or definitive financing document in connection with the Transactions or between or among Parent or Buyer or their respective Subsidiaries, on the one hand, and any Debt Financing Source, on the other hand, entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any commitment letter, engagement letter or any such definitive financing documentation, as applicable, the provisions of such commitment letter, engagement letter or definitive financing documentation, as applicable, shall govern and control.

(d) In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent and the Company are acting in their corporate or similar capacities and are not assuming personal liability in connection therewith.

(e) Notwithstanding anything to the contrary herein, (i) the Debt Financing Sources shall be express third party beneficiaries of this Section 9.13, which shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions thereof and (ii) this Section 9.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 9.13 or the definition of “Debt Financing Sources”) may not be amended, supplement, waived or otherwise modified in any material respect in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

HYATT HOTELS CORPORATION

By:	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

[Signature Page to Purchase Agreement]

HI HOLDINGS PLAYA B.V.

By:	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By:	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

[Signature Page to Purchase Agreement]

PLAYA HOTELS & RESORTS N.V.

By:	/s/ Bruce D. Wardinski
Name: Bruce D. Wardinski
Title: Chairman and Chief Executive Officer

[Signature Page to Purchase Agreement]

Annex I

Offer Conditions

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Parent’s and Buyer’s right and obligation to extend, terminate, amend and/or modify the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, neither Parent nor Buyer shall be required to accept for payment or pay for any Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled Expiration Time:

A.

there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Parent or its Affiliates, represents at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding for the avoidance of doubt, any Shares held by the Company in treasury, immediately prior to the Expiration Time (the “Minimum Condition”); provided, that if the Minimum Condition is then-unsatisfied, but all other Offer Conditions are then-satisfied or waived (other than any Offer Condition set forth in paragraph (F), (G) or (H) of this Annex I, which does not need to be then-satisfied or waived in order for this proviso to be triggered), and Buyer has extended the Offer on three (3) (or more) occasions in consecutive periods of ten (10) Business Days each in accordance with Section 2.01(e)(ii) of the Agreement, Buyer may in its sole discretion, by written notice to the Company, amend the reference to “eighty percent (80%)” in the foregoing definition of Minimum Condition to “seventy-five percent (75%)”, in which case the reference to “eighty percent (80%)” in the foregoing definition of Minimum Condition shall for all purposes be deemed to be a reference to “seventy-five percent (75%)”;

B.

no applicable Law or Order (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction (collectively, the “Legal Restraints”) shall be in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Back-End Transaction (or any component thereof, being the Triangular Merger, the Loan or the Cancellation) or the other Transactions or that imposes a condition or requires a remedy that Buyer is not required to accept or agree to after giving effect to Section 2.04 or Section 7.01 of the Agreement;

C.

the representations and warranties of the Company contained in (i) Section 3.09(c) of this Agreement shall be true and correct in all respects at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time, (ii) Section 3.02 (other than in respect of Ancillary Agreements) and the first two sentences of Section 3.05(a) shall be true and correct in all respects (except for de minimis inaccuracies) at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time, (iii) Section 3.01(a), Section 3.02 (solely in respect of Ancillary Agreements), Section 3.05 (other than the first two sentences of Section 3.05(a) and Section 3.05(c)), Section 3.06, Section 3.20 and Section 3.21 shall be true and correct in all material respects at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time and (iv) each other section of Article III shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time except (x), in each case, those representations and warranties that by their express terms are made as of a specific earlier date shall be required to be true and correct only as of such earlier date; and (y) in the case of this clause (iv), where the failure of such representations and warranties to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

D.

the Company shall have performed and complied with, in all material respects, those covenants and obligations under this Agreement that are required to be performed by it at or prior to the Expiration Time;

E.	since the date of the Agreement, there shall not have occurred any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

F.	the resignations or dismissal, by a General Meeting, of the members of the Company Board as contemplated by Section 2.05(a) of the Agreement, shall have been obtained;

G.

the Governance Resolutions and the Back-End Transaction Resolutions shall have been adopted at the EGM or a Subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way at any General Meeting held after the date of the EGM or the relevant Subsequent EGM, as applicable;

H.

the Company shall have delivered to Buyer a certificate signed by an executive officer of the Company, dated as of the Expiration Time, certifying that the Offer Conditions specified in paragraphs (C), (D) and (E) have been satisfied;

I.	the Required Approvals shall have been received and be in full force and effect or their relevant waiting periods (and any extension thereof) shall have expired or been terminated; and

J.	the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions in this Annex I are for the sole benefit of Parent and Buyer and may be asserted by Parent or Buyer regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition, may be waived, subject to applicable Law, by Parent or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent or Buyer to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Purchase Agreement, dated as of February 9, 2025, by and among Hyatt Hotels Corporation, HI Holdings Playa B.V. and Playa Hotels & Resorts N.V.

Exhibit 99.1

Hyatt Announces Plans to Acquire Playa Hotels & Resorts N.V.,

Enhancing Hyatt’s All-Inclusive Platform

CHICAGO, IL (February 10, 2025) – Hyatt Hotels Corporation (NYSE: H) today announced that Hyatt has entered into an agreement to acquire all outstanding shares of Playa Hotels & Resorts N.V. (NASDAQ: PLYA, Playa) for $13.50 per share, or approximately $2.6 billion, including approximately $900 million of debt, net of cash. Playa is a leading owner and operator of all-inclusive resorts in Mexico, the Dominican Republic and Jamaica and Hyatt is currently the beneficial owner of 9.4% of Playa’s outstanding shares.

“Hyatt has firmly established itself as a leader in the all-inclusive space, a journey that began in 2013 through an investment in Playa Hotels & Resorts that launched the Hyatt Ziva and Hyatt Zilara brands,” said Mark Hoplamazian, President and Chief Executive Officer, Hyatt. “We have respected and benefitted from Playa’s operating expertise and outstanding guest experience delivery for years through their ownership and management of eight of our Hyatt Ziva and Hyatt Zilara hotels. This pending transaction allows us to broaden our portfolio while providing more value to all of our stakeholders through an expanded management platform for all-inclusive resorts.”

Playa’s portfolio includes high-quality resorts in iconic locations and strategically important markets. The pending acquisition provides an opportunity to secure long-term management agreements for Hyatt’s luxury all-inclusive Hyatt Ziva and Hyatt Zilara branded properties. It also will expand Hyatt’s distribution channels, including ALG Vacations and Unlimited Vacation Club, to Playa’s portfolio, offering additional benefits to guests of Playa hotels. Hyatt is well-positioned to drive value creation through complementary business segments and further optimize its existing all-inclusive infrastructure in Mexico and the Caribbean.

This pending acquisition marks the next step on a significant growth journey for Hyatt’s all-inclusive portfolio, including the acquisition of Apple Leisure Group in 2021, and the 2024 completion of a 50/50 strategic joint venture with Grupo Piñero, which added the Bahia Principe Hotels & Resorts portfolio to Hyatt’s Inclusive Collection, which currently spans approximately 55,000 rooms across Latin America, the Caribbean and Europe.

Hyatt remains committed to its asset-light business model and intends to identify third-party buyers for Playa’s owned properties. Following the close of the transaction, Hyatt anticipates realizing at least $2.0 billion of proceeds from asset sales by the end of 2027 and expects asset-light earnings to exceed 90% on a pro forma basis in 2027.

At closing, Hyatt expects to fund 100% of the acquisition with new debt financing and, consistent with maintaining its investment grade profile, expects to pay down over 80% of the new debt financing with proceeds from asset sales.

The acquisition is anticipated to close later this year, subject to Playa shareholder and regulatory approval as well as other customary closing conditions.

In connection with the transaction, BDT & MSD Partners is acting as lead financial advisor to Hyatt with Berkadia serving as Hyatt’s real estate advisor. BofA Securities, J.P. Morgan, and Wells Fargo are also acting as financial advisors to Hyatt and have also provided fully committed bridge financing in relation to the transaction. Latham & Watkins LLP is Hyatt’s legal advisor.

For more information or to book a stay, please visit hyatt.com.

The term “Hyatt” is used in this release for convenience to refer to Hyatt Hotels Corporation and/or one or more of its affiliates.

For further information:

About Hyatt Hotels Corporation

Hyatt Hotels Corporation, headquartered in Chicago, is a leading global hospitality company guided by its purpose – to care for people so they can be their best. As of September 30, 2024, the Company’s portfolio included more than 1,350 hotels and all-inclusive properties in 79 countries across six continents. The Company’s offering includes brands in the Luxury Portfolio, including Park Hyatt®, Alila®, Miraval®, Impression by Secrets, and The Unbound Collection by Hyatt®; the Lifestyle Portfolio, including Andaz®, Thompson Hotels®, The Standard®, Dream® Hotels, The StandardX, Breathless Resorts & Spas®, JdV by Hyatt®, Bunkhouse® Hotels, and Me and All Hotels; the Inclusive Collection, including Zoëtry® Wellness & Spa Resorts, Hyatt Ziva®, Hyatt Zilara®, Secrets® Resorts & Spas, Dreams® Resorts & Spas, Hyatt Vivid Hotels & Resorts, Sunscape® Resorts & Spas, and Alua Hotels & Resorts®; the Classics Portfolio, including Grand Hyatt®, Hyatt Regency®, Destination by Hyatt®, Hyatt Centric®, Hyatt Vacation Club®, and Hyatt®; and the Essentials Portfolio, including Caption by Hyatt®, Hyatt Place®, Hyatt House®, Hyatt Studios, and UrCove. Subsidiaries of the Company operate the World of Hyatt® loyalty program, ALG Vacations®, Mr & Mrs Smith, Unlimited Vacation Club®, Amstar DMC destination management services, and Trisept Solutions® technology services. For more information, please visit www.hyatt.com.

Additional Information and Where to Find It

The tender offer for the ordinary shares of Playa Hotels & Resorts N.V. (“Playa”) referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of Playa or any other securities, nor is it a substitute for the tender offer materials that Buyer will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, Buyer will file with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and thereafter Playa will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. Playa also intends to file with the SEC a proxy statement in connection with an extraordinary general meeting of shareholders of Playa, at which the Playa shareholders will vote on certain proposed resolutions (the “EGM Proposals”) in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each Playa shareholder entitled to vote at the extraordinary general meeting. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PLAYA’S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PLAYA’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of Playa’s ordinary shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by the Buyer with the SEC will also be available free of charge on Hyatt’s Investor Relations site at investors.hyatt.com or by contacting Hyatt’s investor relations department at investorrelations@hyatt.com. Copies of the documents filed by Playa with the SEC will also be available free of charge on Playa’s website at investors.playaresorts.com or by contacting Playa’s investor relations department at ir@playaresorts.com. In addition, Playa shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Participants in the Solicitation

Playa, its directors and executive officers and other members of its management and employees, as well as Hyatt and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Playa’s shareholders in connection with the EGM Proposals. Information about Playa’s directors and executive officers and their ownership of Playa’s ordinary shares is set forth in the proxy statement for Playa’s 2024 annual general meeting of shareholders, which was filed with the SEC on April 22, 2024. Information about Hyatt’s directors and executive officers is set forth in the proxy statement for Hyatt’s 2024 annual meeting of shareholders, which was filed with the SEC on April 4, 2024. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Playa’s directors and executive officers in the transaction, which may be different than those of Playa’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Forward-Looking Statements

This press release contains certain “forward-looking statements,” which statements are not historical facts, relating to Hyatt, Playa and the proposed acquisition. These statements include, but are not limited to: statements about the proposed acquisition and the expected timeline for completing the acquisition; approvals of the acquisition; ability to consummate and finance the acquisition; method of financing the acquisition; integration of the acquisition; future operations or benefits; future capital allocation; future business and financial performance; future leverage ratios; and outcomes of the proposed acquisition, including synergies, cost savings and impact on earnings, cash flow growth, return on capital, shareholder returns and strength of balance sheets; the development and divestiture pipeline related to the acquisition, strategies, outlook, prospects or future events, and involve known and unknown risks that are difficult to predict. Words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify such forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions, which are inherently uncertain, available to us as of the date the statements are made. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements due to various known and unknown risks and uncertainties. Factors that may cause actual results, performance or achievements to differ materially from current expectations include, but are not limited to: the effects that the announcement or pendency of the proposed acquisition may have on us, Playa and our respective business and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we or they do business; inability to obtain required regulatory or government approvals or to obtain such approvals on satisfactory conditions; inability to obtain sufficient stockholder tender of Playa ordinary shares, stockholder approval or to satisfy other closing conditions; inability to obtain financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; the effects that any termination of the definitive agreement may have on us or our business; failure to successfully complete the proposed acquisition; legal proceedings that may be instituted related to the proposed acquisition; significant and unexpected costs, charges or expenses related to the proposed acquisition; risks associated with potential divestitures, including of Playa real estate or business; ability or failure to successfully integrate the acquisition with existing operations; ability to realize anticipated synergies or obtain the results anticipated; general economic uncertainty in key global markets and a worsening of global economic conditions or low levels of economic growth; the financial condition of, and our and Playa’s relationships with, third-party owners, franchisees, and hospitality venture partners; the possible inability of third-party owners, franchisees, or development partners to access the capital necessary to fund current operations or implement our plans for growth; our ability to successfully execute our strategy to expand our management and hotels services and franchising business while at the same time reducing Playa’s real estate asset base within targeted timeframes and at expected values; our and Playa’s ability to maintain effective internal control over financial reporting and disclosure controls and procedures; declines in the value of real estate assets; unforeseen terminations of management and hotels services or franchise agreements; risks associated with changing, or the introduction of new, brand concepts, including lack of acceptance of different or new brands or innovation; general volatility of the capital markets and our ability to access such markets; changes in the competitive environment in our industry, industry consolidation, and the markets where we and Playa operate; violations of regulations or laws related to our or Playa’s franchising businesses, licensing businesses or international operations; and other risks discussed in our filings with the SEC, including our most recently filed annual report on Form 10-K and subsequent quarterly reports filed on Form 10-Q, which filings are incorporated herein by reference and available from the SEC’s website at www.sec.gov, and in other documents that we may file with or furnish to the SEC. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements or otherwise, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

MEDIA CONTACTS:

Hyatt

Franziska Weber

franziska.weber@hyatt.com

INVESTOR CONTACTS:

Hyatt

Adam Rohman

adam.rohman@hyatt.com

Ryan Nuckols

ryan.nuckols@hyatt.com

HHC-FIN